0/14

07027537

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Anadis Limited

*CURRENT ADDRESS 4 Capital Link Drive
Campbellfield 3061
Victoria, Australia

PROCESSED

OCT 30 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 32724 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: BS

DAT : 10/26/07

SCHEDULE I

Documents made public, filed or distributed since 1 July 2006

No	Document Date	Document Name
1.	13/07/2006	EV-71 cattle vaccine receives regulatory approval
2.	18/07/2006	Newsletter July 2006
3.	24/07/2006	African Distributor appointed for Travelan
4.	09/08/2006	Aussie Bodies Contract Signed
5.	13/09/2006	Preliminary Final Report
6.	29/09/2006	20006 Annual Report
7.	03/11/2006	First International Export Order for Travelan
8.	10/11/2006	U.S. Travelan Distributor Appointed
9.	14/11/2006	Chairman's Address & AGM Presentations
10.	15/11/2006	Results of Meeting
11.	16/11/2006	Appendix 3B: Expiry of unlisted Options
12.	17/11/2006	Appointment Of Turkish Distributor
13.	30/11/2006	Trial for Ulcerative Colitis Commences
14.	14/12/2006	Successfully raises Flu Antibodies
15.	17/01/2007	To establish US Subsidiary
16.	15/02/2007	Appendix 3B
17.	16/02/2007	Company Portfolio Presentation
18.	28/02/2007	Half Yearly Report/Half Year Accounts
19.	20/03/2007	Final EV-71 Antibodies Highly Effective
20.	22/03/2007	To Pursue Project Ectoplasm
21.	12/04/2007	Departure of CEO

No	Document Date	Document Name
22.	12/04/2007	Sale & Lease back of Premises
23.	12/04/2007	Change of Director's Interest Notice x 4
24.	17/04/2007	Final Director's Interest Notice
25.	26/04/2007	Appointment of CEO
26.	23/05/2007	$480k Government Grant
27.	01/06/2007	Agreement with former Managing Director/CEO
28.	04/06/2007	Signs HOA with SPC Ardmona Ltd
29.	07/06/2007	Expand Clinical Trial for Inflammatory Bowel Disease
30.	12/06/2007	Change in substantial holding
31.	18/06/2007	Standby Subscriptions Agreement
32.	05/07/2007	Newsletter to Shareholders
33.	13/07/2007	Appendix 3B
34.	13/07/2007	Notice Under Section 708A(6) of the Corporations Act
35.	20/07/2007	Change of Chairman
36.	06/08/2007	Anadis and ImmuCell to Cross-license Antibody Technologies
37.	10/08/2007	Anadis to use its Polyclonal Antibodies
38.	15/08/2007	Appendix 3Z
39.	16/08/2007	Jump in functional food revenue
40.	31/08/2007	Anadis Capital Raising
41.	31/08/2007	Appendix 4E
42.	04/09/2007	Travelan South Africa
43.	05/09/2007	Change of Director`s Interest Notice
44.	25/09/2007	Appendix 3B

No	Document Date	Document Name
45.	25/09/2007	Section 708A notice
46.	26/09/2007	Substantial shareholder notice received from Tatura Milk
47.	28/09/2007	Annual Report to shareholders

ANADIS
LIMITED

July 13th, 2006

Company Announcement Office
Australian Stock Exchange Ltd (ASX)
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find herewith a company announcement **"EV-71 Cattle Vaccine Receives Regulatory Approval""** for release and distribution to the market immediately.

Yours sincerely

CONOR GRAHAM
Managing Director & CEO

Key Regulatory Approval Received for Enterovirus 71 Program

Anadis is pleased to inform its shareholders and the public of the successful receipt of approval from the appropriate government authorities, for the commercial scale use of the Anadis Enterovirus-71 vaccine in cattle.

The Enterovirus-71 (EV-71 or Hand, Foot & Mouth disease in Children) project is one of high commercial significance to Anadis, offering the potential to contribute significant revenue commencing during the 2006/07 financial year.

The commencement of the EV-71 "hyper-immunisation" program has occurred as a result of significant and successful interaction between Anadis Limited, AQIS (Australian Quarantine Inspection and Service) and APVMA (Australian Pesticides & Veterinary Medicines Association) whereby both independent Government bodies have granted approval.

The program, which began this week, is expected to deliver antibodies, starting late August. Anadis is currently on schedule to deliver protection to the children of Taiwan, and ultimately the Asia region, in the form of an anti-EV-71 antibody rich product in time for the northern hemisphere summer of 2007.

Anadis continues to actively work with key organizations in Taiwan to ensure that product registration, marketing and distribution will be ready in this timeframe.

EV-71 Preventative Production & Commercialisation Timeline


AQIS and APVMA approval
Bovine Vaccine Manufacture
Hyperimmunisation
Colostrum Collection
Registration of anti-EV71 Colostrum
Colostrum Processing
Product Packaging
Marketing
Release and Sales
• Process currently underway
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06
Feb-07
Apr-07
Jun-07

Note: While every effort has been made to ensure these dates are correct, Anadis can not be responsible for delays due to circumstances beyond its control.

Recently, Enterovirus- 71 has tragically reached epidemic proportions in the Malaysian state of Sarawak, with the disease afflicting over 10,800 children, with 11 fatalities, and over 40 new cases reported daily.

Anadis is preparing to meet Malaysian authorities during July to discuss distribution opportunities.

The Board would like to thank Mr. Brian Muller, Manager of Regulatory Affairs, for his commitment and efforts during this complex approval process and the vaccine manufacturing team headed by Dr. David Delaney.

EV-71 Project Background

During November 2002, Anadis signed a development and manufacturing agreement with the Taiwanese Development Centre for Biotechnology (DCB) for the development of a preventative therapy against Enterovirus 71. The concept was to develop a hyper-immune colostrum antibody based preventative which, when taken daily during the high risk period (summer months), would provide a "suit of amour" against an infection. The DCB had estimated a dosage requirement at a conservative 30-35% penetration of the potential market in Taiwan - this equated to over 110 million doses per annum.

By mid August 2004 – less than 2 years later – Anadis had developed a laboratory scale protective therapy against Enterovirus 71, an almost unheard of achievement in terms of development time.

In June 2005 Anadis announced the successful obtaining of bioactive proteins against Enterovirus 71 from cows – commercial quantity scale up was proven to be possible.

About Enterovirus 71

Enterovirus 71, a polio like disease, is one of the viruses that cause 'hand, foot and mouth' or 'slapped cheek' disease in young children. Mild symptoms usually include a rash and quieter than normal behaviour, while a significant proportion of younger children can develop nervous signs such as fits, paralysis and even death. Fatalities can occur for approximately one quarter of the children affected by the severe form of the disease.

Although not well known Enterovirus 71 is a major problem in the Asia-Pacific region –in particularly Taiwan and China – outbreaks have also been reported in Hong Kong, Vietnam, Malaysia and Singapore

During 2005, Enterovirus 71, was responsible for the infection of over fifty children with the severe form of the disease and the tragic death of five. Enterovirus 71 is an emerging 'disease state', and the World Health Organisation are comparing the disease with the spread of polio in Europe and North America in the late 19th century.

About Anadis Limited:

Anadis, a Melbourne based biopharmaceutical company is focused on Nutraceutical and Pharmaceutical research and development. Anadis is a specialist in the development of bovine colostrum derived products for therapeutic use in humans. Projects include:

Anadis' first commercialised product: **Travelan** is a natural product, which significantly decrease the risk of the medical condition known as Travellers Diarrhoea and the symptoms of gastrointestinal disorders. Travelan is a bovine colostrum preparation, prepared from cows hyper-immunized against the 13 most common strains of *E.coli* – the most common cause of Travellers Diarrhoea (Bali Belly, Delhi Belly, etc.).



Travelan
REDUCES THE RISK OF TRAVELLERS' DIARRHOEA

Travelan has recently received a "Green Light' for sales in the US and a distributor in Canada has been appointed. Travelan is being considered for other markets including: Singapore, India, Korea, United Arab Emirates, Thailand, Malaysia, South Africa and the UK and EU.

Travelan has recently been potentially identified for additional gastrointestinal indications including Irritable Bowel Syndrome IBS and Inflammatory Bowel Disorder IBD.

For more information please visit www.travelan.com.au

EV-71 - a bioactive protein based preventative product against Enterovirus 71, a debilitating polio like disease, is one of the viruses that causes 'hand, foot and mouth' or 'slapped cheek' disease. A significant proportion of younger children effected can develop nervous signs such as fits, paralysis and Enterovirus 71 has the potentially to be fatal.

A set of **Bio-Warfare/Respiratory Protection** technologies, a project in conjunction with the Australian Department of Defence and US Bio-Defence Organisations, initially focused on short-term immediate protection from airborne bacteria such as Anthrax and Plague, future civilian applications include Hay Fever and Asthma.

Bio-Shield 10 a range of "bio-shielding" technologies which protect delicate molecules, enzymes and proteins, initially targeted for use in the pro-biotic market.

Development into an **Immune Stimulating Infant Formula** is underway, initially destined for the Asian market.

Pyloran, which has been clinically proven to reduce levels of *H.pylori* bacteria in the stomach and reduce the symptoms of *H.pylori* associated gastritis - Anadis is also in early development of a ***H.pylori* vaccine.**

For further information, please contact:

Conor Graham - Chief Executive Officer
Email: conor.g@anadis.com.au
+61 3 9358 6388
Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
+61 3 9358 6388

Visit our websites: **www.anadis.com.au** and **www.travelan.com.au**

Anadis – Delivering On The Promise Of Biotechnology

ANADIS
LIMITED

July 18th, 2006

Company Announcement Office
Australian Stock Exchange Ltd (ASX)
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find herewith a company announcement **"Anadis Newsletter July 06"** for release and distribution to the market immediately.

Yours sincerely

CONOR GRAHAM
Managing Director & CEO

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

ANADIS

July, 2006

Dear Shareholders,

The first half of 2006 has seen exciting progress at Anadis. in terms of scientific achievement and the, continued expansion of our international commercialisation programs. As you may be aware commercialisation of any product, particularly those aimed for the international healthcare market is both a time and resource consuming process.

Your senior Management Team continues to devote very considerable resources and energy to the commercialisation of your Company's two most advanced products, Travelan and EV 71. These initiatives will continue to dominate our activities in the immediate future.

Shareholders will be aware that Anadis has recently completed a $1.7m capital raising. We welcome the new sophisticated investors to our share register and thank both the existing and new institutional investors for their continuing support.

The purpose of this capital raising is for the continued international expansion of Travelan and for the commericalisation of the Enterovirus 71 product.

Senior Management continues to negotiate with a number of international healthcare companies to expand our commercial opportunities.

Travelan

From the commencement of the Travelan program, Anadis has always envisaged Travelan to be a truly global product. The efficacy and level of international interest in Travelan intimates this complex task is an achievable goal.

The healthcare product registration process is slow and arduous. Time delays are common and often beyond control. Nevertheless Anadis has achieved registration in the important North American markets – United States and Canada. We anticipate registration in Singapore and South Africa shortly, and approval is expected in other countries including India, United Kingdom and Scandinavia by late 2006. These regulatory approvals will clearly greatly expand our geographical potential of Travelan.

Travelan Global Forecast


restricted to those where
are or are currently being
Canada
UK
1H07
Old EU
1H07
2,100,000
United States
2H06
3,000,000
Taiwan
2H06
250,000
India
2H06
3,000,000
Singapore
early 2H06
Thailand
2H06

A significant commercial milestone was recently achieved when the Australian Government Analytical Laboratory (IOC accredited) recognised that Travelan is "Safe for International Athletes". Travelan may be distributed to elite Australian athletes travelling to areas of "high risk".

For example our cricket or hockey players going to the Indian sub-continent may safely reduce their risk of developing a diarrhoeal illness by taking Travelan prophylactically.

These estimates are at a 10% penetration of travellers from these markets travelling to "high-risk" destinations.

Anecdotal feedback from healthcare providers, including some medical specialists, has suggested that Travelan may have a role in providing symptomatic relief from a number gastrointestinal tract conditions including inflammatory bowel disease (IBD) and the irritable bowel syndrome (IBS). After a scientific review of this clinical evidence provided to Anadis, your Company has agreed to conduct an open label pilot study on the use of Travelan in subjects with stable IBD (Ulcerative Colitis). The clinical protocol is well advanced and it is anticipated this study will commence during the second half of 2006. Successful completion of a clinical study may allow additional therapeutic indications for Travelan in the international healthcare market, i.e. expanding the introduction of Travelan from a preventative product against *E.coli* associated Travellers' Diarrhoea to a therapeutic product, ameliorating symptoms associated with a range of gastrointestinal tract conditions. This is certainly an exciting clinical and commercial prospect.

Enterovirus 71 (EV-71)

Enterovirus 71 is one of the viruses which causes 'hand, foot and mouth' disease in young children, but this virus can also cause a polio like disease. Severity ranges from mild flu like symptoms to far more serious nervous signs such as fits, paralysis and in some cases death. The World Health Organisation (WHO) has classified Enterovirus 71 as an emerging 'disease state', and is comparing the disease with the spread of polio in Europe and North America in the late 19th century.

This disease is most prevalent during the summer, and is concentrated in the Asia-Pacific region, mainly Taiwan and China. According to Taiwanese government figures, since 1998 there have been millions of cases reported with thousands of severe cases and hundreds of deaths. In 1998 alone, more than four and a half million illnesses were caused by the virus including 500 severe neurological cases and 78 deaths. Most of these were in children under the age of four. Recent outbreaks with fatalities, have been reported in Hong Kong, Vietnam, Malaysia and Singapore.

Anadis in conjunction with the Taiwanese Development Centre for Biotechnology (DCB) have developed a protective antibody therapy against Enterovirus 71. Estimates for Taiwanese demand are in excess of 110 million doses per annum (this represents a penetration rate of around 30-35% of the target market (young children) for one dose per day during the summer months – approximately 100 doses per child per year).

We are currently in the commercialisation "scale-up" phase of this therapy with the aim of delivering the first doses to Taiwan during the northern hemisphere summer of 2007 - growing consistently over the next 5 years. First sales outside of Taiwan are anticipated to occur during 2008, targeted at other Enterovirus affected countries including China, Hong Kong, Singapore, Malaysia and Vietnam. We are confident that Anadis is in a good position to bring the Enterovirus 71 product to market during 2007, without the need for further funding.

This endeavour to bring such an important - potentially life saving - health care product for children in the Asia-Pacific region to market in a short period of time will be a major achievement for you company. The Management team is confident that Anadis is in a strong position to bring the Enterovirus 71 product to market during 2007. We believe that the establishment of this product will be an important accomplishment, not only for Anadis, but for the Biotechnology Industry in Australia.

The Anadis Research and Commercialisation Pipeline

The Anadis Research and Commercialisation Pipeline technology of raising **specific natural antibodies** for the treatment and prevention of disease, enables Anadis to bring products to market faster than conventional pharmaceutical development.



Anadis Research and Commercialisation Pipeline
Travelan - T.D
Market
Travelan IBD & IBS
Market
EV-71
Market
Market
Influenza
Market
Biological Agents
Market
2006
2007
2008

This diagram of the Anadis pipeline over the next two years highlights the anticipated expansion for the application of our antibody technologies.

We continue to strive in the advancement of our scientific achievements, expanding the areas our technologies can be utilised for building products to solve real world health issues. For example our "inhalable antibodies", first developed for use in biological agent protection in military and emergency applications, are now being investigated for their potential application in influenza – this work being reinforced through the new appointment of an influenza expert – Professor Lorena Brown - to our Scientific Advisory Board.

Anadis will soon begin to reap the rewards of our efforts as we begin the journey of a company providing an expanding range of health care solutions across the globe. Notably, these efforts would not be possible without the continued support and understanding of our shareholders, and the unrelenting commitment of our staff.
For further information a more detailed presentation can be downloaded at
http://www.anadis.com.au/admin/managedFiles/4/Investor%20Presentation.pdf

Anadis really is *Delivering on the Promise of Biotechnology*.

Warm Regards,

Conor Graham, CEO & MD

ANADIS

ANADIS
LIMITED

July 24th, 2006

Company Announcement Office
Australian Stock Exchange Ltd (ASX)
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find herewith a company announcement **"African Distributor Appointed For Travelan"** for release and distribution to the market immediately.

Yours sincerely

CONOR GRAHAM
Managing Director & CEO

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

PHARMACO appointed as Travelan distributor for African Continent

Anadis to pleased announce the appointment of Pharmaco Distribution Pty Ltd, as the exclusive distributor for Travelan across the African continent. Pharmaco has an extensive distribution and marketing network throughout Africa with its Head Office in South Africa, a subsidiary in the Ivory Coast, and regional offices in Cameroon and Senegal.

Anadis anticipates the first order shortly, with a minimum sales target for the first twelve months of almost a quarter of a million packets. This benchmark is set to rise to over 325,000 packets by year three.

Pharmaco
Your Gateway into Africa

Pharmaco has undertaken the commitment to market and promote Travelan and will be responsible for all marketing activities across the African continent. Travelan is to be targeted at both the internal travellers and those from abroad.

Currently Pharmaco is the South African distributor for a number of large international clients including: Roche, Abbott, ICN/Valeant, Sanofi Pasteur, United Pharmaceuticals and Bioniche.

Pharmaco

The appointment of Pharmaco Distribution is a result of the continued effort to establish a global presence for Travelan. Travelan now has distributors appointed in Canada and Africa, with Singapore, Taiwan and the US expected in the near future.

More information about Pharmaco Distribution Pty Ltd can be found at
http://www.pharmaco.co.za/

Travelan

Travelan, a natural, medically proven pre-emptive product, is available without prescription. This revolutionary preparation has been scientifically and medically proven to significantly reduce a person's risk of getting the medical condition known as travellers' diarrhoea.

Travelan contains naturally derived antibodies against the 13 strains of *E. coli* that are the most common cause of travellers' diarrhoea (TD). These specific antibodies bind to the bacteria in the intestinal tract, significantly minimizing the bacteria's ability to bind to the intestinal wall, thus shielding the user from TD. Travelan is a not an antibiotic, therefore not associated with the usual negative antibiotic side effects.

Travelan enables the traveler, or for those who dine out, to do so with significantly reduced risk of becoming ill due to exposure to very common *E.coli* bacteria.

ANADIS

In hospital clinical trials in the US and Europe, Travelan has shown up to 90% protection against Enterotoxigenic *E. coli* (ETEC), the main cause of Travellers' Diarrhoea.

Travelers' Diarrhoea (TD)

TD, otherwise known as; Tourista, Delhi Belly, Montezuma's Revenge, Trots etc., is described as the number one (1) health problem for international travelers in terms of frequency and economic impact.

According to Government and Medical sources, the symptoms of TD include:

- Abdominal bloating, cramps & pains
- Nausea
- Diarrhoea
- Fever

Potential Additional Gastrointestinal Indications for Travelan

Anadis is now investigating the use of Travelan for additional gastrointestinal therapeutic indications as a result of positive clinical feedback from a number of healthcare providers, including medical specialists.

Reports to the company indicate that a number of patients with a range of gastrointestinal conditions, including irritable bowel syndrome (IBS), inflammatory bowel disease (IBD) and ulcerative colitis, have experienced an improvement in some their symptoms (e.g. diarrhoea) whilst taking Travelan to reduce their risk of contracting travellers' diarrhoea.

For more information please visit www.travelan.com.

About Anadis Limited:

Anadis, a Melbourne based biopharmaceutical company is focused on Nutraceutical and Pharmaceutical research and development. Anadis is a specialist in the development of specific antibody products for therapeutic use in humans.

Projects include:

Travelan - Anadis' first commercialised product, is a natural product which significantly decreases the risk of the medical condition known as Travellers Diarrhoea, and also the symptoms of gastrointestinal disorders. Travelan is a specific antibody preparation, against the 13 most common strains of *E.coli* – the most common cause of Travellers Diarrhoea


Travelan
REDUCES THE RISK of TRAVELLERS' DIARRHOEA

Travelan has recently received a "Green Light' for sales in North America and a distributor in Canada has been appointed, followed soon by a US distributor. Travelan is also being prepared for other markets including: Singapore,

ANADIS

India, Korea, United Arab Emirates, Thailand, Malaysia the UK and EU.

Travelan has also recently been potentially identified for additional gastrointestinal indications including Irritable Bowel Syndrome IBS and Inflammatory Bowel Disorder IBD.

For more information please visit www.travelan.com.

EV-71 - a bioactive protein based preventative product against Enterovirus 71, a debilitating polio like disease, is one of the viruses that causes 'hand, foot and mouth' or 'slapped cheek' disease in children. A significant proportion of effected younger children can develop nervous signs such as fits, others paralysis or even death.

A set of **Bio-Warfare/Respiratory Protection** technologies, a project in conjunction with the Australian Department of Defence and US Bio-Defence Organisations, initially focused on short-term immediate protection from airborne bacteria such as Anthrax and Plague, future civilian applications include Hay Fever and Asthma.

Bio-Shield 10 a range of "bio-shielding" technologies which protect delicate molecules, enzymes and proteins, initially targeted for use in the pro-biotic market and emerging oral vaccine markets.

Development into an **Immune Stimulating Infant Formula** is underway, initially destined for the Asian market.

Pyloran, which has been clinically proven to reduce levels of *H.pylori* bacteria in the stomach and reduce the symptoms of *H.pylori* associated gastritis - Anadis is also in early development of a ***H.pylori* vaccine.**

For further information, please contact:

Conor Graham - Chief Executive Officer
Email: conor.g@anadis.com.au
+61 3 9358 6388

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
+61 3 9358 6388

Visit our websites: **www.anadis.com.au** and **www.travelan.com.au**

Anadis – Delivering On The Promise Of Biotechnology

ANADIS

ANADIS
LIMITED

August 9th, 2006

Company Announcement Office
Australian Stock Exchange Ltd (ASX)
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find herewith a company announcement **"Renewal of Aussie Bodies Contract"** for release and distribution to the market immediately.

Yours sincerely

CONOR GRAHAM
Managing Director & CEO

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

Aussie Bodies Contract Signed

Anadis is pleased to announce the signing of a two year manufacturing contract with Aussie Bodies, a division of Health Brands Australia. Anadis will continue to manufacture the majority of Aussie Bodies supplement and slimming products from our facility in Campbellfield Melbourne.

Aussie Bodies has been a major contributor to toll manufacturing since the establishment of our contract manufacturing facility over 5 years ago.

It is with considerable satisfaction that Anadis is able to announce the continuation of this relationship for the next two years.

Under the new banner of "Health Brands Australia", the number of products manufactured for Aussie Bodies and other Health Brands brand names, by Anadis has increased. It is expected that this product portfolio will continue to expand, especially for these additional brands in the coming months.

We look forward to continue to supply premium quality products for Health Brands Australia, the gateway for some of the most trusted brands in health nutrition and supplementation.

More information about Aussie Bodies can be found at http://www.aussiebodies.com.au and Health Brands Australia at http://www.healthbrands.com.au .

For further information, please contact:

Conor Graham - Chief Executive Officer
Email: conor.g@anadis.com.au
+61 3 9358 6388

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
+61 3 9358 6388

ANADIS

About Anadis Limited:

Anadis, a Melbourne based biopharmaceutical company is focused on Nutraceutical and Pharmaceutical research and development. Anadis is a specialist in the development of bovine colostrum derived products for therapeutic use in humans. Projects include:

Anadis' first commercialised product: **Travelan** is a natural product, which significantly decrease the risk of the medical condition known as Travellers Diarrhoea and the symptoms of gastrointestinal disorders. Travelan is a bovine colostrum preparation, prepared from cows hyper-immunized against the 13 most common strains of *E.coli* – the most common cause of Travellers Diarrhoea (Bali Belly, Delhi Belly, etc.).


Travelan
DIARRHOEA

Travelan has recently received a "Green Light' for sales in the US and a distributor in Canada has been appointed. Travelan is being considered for other markets including: Singapore, India, Korea, United Arab Emirates, Thailand, Malaysia, South Africa and the UK and EU.

Travelan has recently been potentially identified for additional gastrointestinal indications including Irritable Bowel Syndrome IBS and Inflammatory Bowel Disorder IBD.

For more information please visit www.travelan.com.au

EV-71 - a bioactive protein based preventative product against Enterovirus 71, a debilitating polio like disease, is one of the viruses that causes 'hand, foot and mouth' or 'slapped cheek' disease. A significant proportion of younger children effected can develop nervous signs such as fits, paralysis and Enterovirus 71 has the potentially to be fatal.

A set of **Bio-Warfare/Respiratory Protection** technologies, a project in conjunction with the Australian Department of Defence and US Bio-Defence Organisations, initially focused on short-term immediate protection from airborne bacteria such as Anthrax and Plague, future civilian applications include Hay Fever and Asthma.

Bio-Shield 10 a range of "bio-shielding" technologies which protect delicate molecules, enzymes and proteins, initially targeted for use in the pro-biotic market.

Development into an **Immune Stimulating Infant Formula** is underway, initially destined for the Asian market.

Pyloran, which has been clinically proven to reduce levels of *H.pylori* bacteria in the stomach and reduce the symptoms of *H.pylori* associated gastritis - Anadis is also in early development of a ***H.pylori* vaccine.**

Visit our websites: **www.anadis.com.au** and **www.travelan.com.au**

Anadis – Delivering On The Promise Of Biotechnology

ANADIS

ANADIS
LIMITED

13 September, 2006.

The Company Announcement Office,
Australian Stock Exchange Limited,
Sydney.

Subject: Preliminary Final Report 30 June, 2006 - Appendix 4E.

Dear Sir/Madam,

Anadis Limited, during the year to 30 June 2006, continued to invest heavily in the company's lead products Travelan, launched end 2004, and EV-71, scheduled for launch mid 2007. Both products are based on Anadis' unique methods of producing hyperimmune colostrum.

The 2006 result included; significant promotional expenditure on Travelan (Anadis first product), preparation of the EV71 antibody product, a decision to write off goodwill, and an explicable short fall in revenue. Consequently Anadis Limited incurred a loss of approximately $3.5 million. (Previous year $1.3 million loss)

However, Anadis has, since year end, entered into an agreement for overseas distribution of Travelan in South Africa, and is poised to sign agreements in Canada and the USA.

Additional clinical indications of Travelan use are being explored to value-add to our product. Respiratory, hospital super bugs, and bio-warfare research and product development programmes continue.

The company completed a successful capital raising in June this year accumulating approximately $1.7 million from existing, new, institutional, and professional investors.

The year to 30 June 2006 has provided a significant challenge to the biotechnology sector. We believe the steps we have taken should result in a successful year in 2006/07.

Philip Molyneux
Chairman

For further information contact

Conor Graham CEO
Phone: 03 9358 6388
Email: info@anadis.com.au

ANADIS Limited.
ABN 80 063 114 045

ASX Preliminary final report – 30 June 2006

Appendix 4E - Lodged with the ASX under Listing Rule 4.3A

Contents

Results for Announcement to the Market

				$
Revenue from ordinary activities	Down	17.8%		4,002,371
(Loss) from ordinary activities after tax attributable to members	Up	162.0%		(3,559,931)
Net (loss) for the period attributable to members	Up	162.0%		(3,559,931)

Dividends/distributions	Amount per security	Franked amount per security
Final dividend	0	0
Interim dividend	0	0

Record date for determining entitlements to the dividend | N/A

Explanation of revenue

Sale of goods ($4,002,371) represented the largest contribution (97.4%) to revenue. Additional revenue was interest received on cash deposits of $106,216. In addition, Other Income (grants received) totalled $704,834

Explanation of Profit/(loss) from ordinary activities after tax

The increase in the loss (162%) from the previous year is mainly attributed to the costs associated with the launch of our first product (Travelan) onto the market, reduced manufacturing sales and the write off of Goodwill.

For further details concerning the revenue and loss, please refer to the covering letter from the Chairman.

ANADIS Limited
Preliminary Income Statements
For the year ended 30 June 2006

	Notes	2006	2005
		$	$
Revenue from continuing operations	2	4,108,587	5,102,385
Other income	2	704,834	687,375
Raw materials used		(2,577,171)	(3,065,639)
Employee benefits expense		(2,270,001)	(1,938,520)
Depreciation		(174,187)	(171,059)
Impairment charge	3	(293,119)	-
Finance costs		-	(168)
Research and development – external		(762,660)	(809,069)
Grant applications costs		(50,475)	(70,110)
Factory overheads		(205,269)	(263,208)
Directors' fees		(256,150)	(189,387)
Travel expenses		(122,863)	(93,282)
Product marketing - external		(939,601)	(377,696)
Export development		(49,048)	(18,670)
Consultants costs		(178,353)	(28,378)
Shareholder relations		(138,838)	(96,270)
Corporate and administrative expenses		(355,617)	(326,886)
Loss before income tax		(3,559,931)	(1,658,582)
Income tax benefit		-	299,879
Loss attributable to members of Anadis Limited		(3,559,931)	(1,358,703)
Loss from continuing operations		(3,559,931)	(1,358,703)
Net loss for the year		(3,559,931)	(1,358,703)

	Notes	Cents	Cents
Loss per share for loss from continuing operations attributable to the ordinary equity holders of the company			
Basic earnings per share	6	(3.84)	(1.48)
Diluted earnings per share	6	(3.84)	(1.48)
Loss per share attributable to the ordinary equity holders of the company			
Basic earnings per share	6	(3.84)	(1.48)
Diluted earnings per share	6	(3.84)	(1.48)

The above preliminary Income Statements should be read in conjunction with the accompanying Notes.

ANADIS Limited
Preliminary Balance Sheets
As at 30 June 2006

	Notes	2006	2005
		$	$
ASSETS			
Current Assets			
Cash & cash equivalents		1,434,265	178,660
Receivables		815,670	967,985
Held to maturity investments		1,100,000	3,479,217
Inventories		1,589,705	1,288,980
Other assets		58,805	126,219
Total Current assets		4,998,445	6,041,061
Non-Current Assets			
Property, plant and equipment		1,626,806	1,738,671
Intangible assets	3	-	293,119
Total Non-Current Assets		1,626,806	2,031,790
TOTAL ASSETS		6,625,251	8,072,851
LIABILITIES			
Current Liabilities			
Accounts payable		1,181,920	924,664
Provisions		53,239	41,891
Other		151,325	125,000
Total Current Liabilities		1,386,484	1,091,555
Non-Current Liabilities			
Provisions		60,120	22,898
Total Non-Current Liabilities		60,120	22,898
TOTAL LIABILITIES		1,446,604	1,114,453
NET ASSETS		5,178,647	6,958,398
EQUITY			
Contributed equity	5	18,729,796	16,984,561
Reserves		78,205	43,260
Accumulated losses		(13,629,354)	(10,069,423)
TOTAL EQUITY		5,178,647	6,958,398

The above preliminary Balance Sheets should be read in conjunction with the accompanying Notes.

ANADIS LIMITED
Preliminary Statements of Changes in Equity
For the year ended 30 June, 2006

	Notes	2006 $	2005 $
Total equity at the beginning of the financial year		6,958,398	4,031,328
Net income recognised directly in equity			
Profit/(Loss) for the financial year		(3,559,931)	(1,358,703)
Total recognised income and expense for the year		(3,559,931)	(1,358,703)
Transactions with equity holders in their capacity as equity holders:			
Contributions of equity, net of transaction costs	5	1,745,235	4,242,513
Share options		34,945	43,260
		1,780,180	4,285,773
Total equity at the end of the financial year		5,178,647	6,958,398

The above preliminary Statements of Changes to Equity should be read in conjunction with the accompanying Notes.

	2006 Inflow / (Outflow) $	2005 Inflow / (Outflow) $
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers (inclusive of goods and services tax)	4,517,234	5,041,619
Payments to suppliers and employees (inclusive of goods and services tax)	(8,257,036)	(8,107,640)
	(3,739,802)	(3,066,021)
Interest received	143,905	184,854
Grants received	789,371	825,657
R&D tax rebate	-	299,879
Interest paid	-	(168)
Net Cash (outflow) from Operating Activities	(2,806,526)	(1,755,799)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payment for plant and equipment	(62,321)	(140,671)
Proceeds from maturing debentures	2,379,217	
Investments in debentures	-	(2,479,217)
Net Cash inflow/(outflow) from Investing Activities	2,316,896	(2,619,888)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares & other equities	1,824,001	4,251,000
Share placement cost	(78,766)	(8,487)
Net Cash inflow from Financing Activities	1,745,235	4,242,513
Net increase/(decrease) in cash and cash equivalents	1,255,605	(133,174)
Cash and cash equivalents at beginning of financial year	178,660	311,834
Cash and cash equivalents at end of financial year	1,434,265	178,660

The above preliminary Cash Flow Statements should be read in conjunction with the accompanying Notes.

Note 1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*

Compliance with IFRSs
Australian Accounting Standards include AIFRSs. Compliance with AIFRSs ensures that the financial statements and notes of the Company comply with International Financial Reporting Standards (IFRSs).

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards
These financial statements are the first Anadis Limited financial statements to be prepared in accordance with AIFRSs. AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Anadis Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Company's financial report for the year ended 30 June 2006, management has amended certain accounting and valuation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2005 were restated to reflect these adjustments. The Company has taken the exemption available under AASB 1 to only apply AASB 132 and AASB 139 from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the Company's equity and its net income are given in Note 4

Historical cost convention
These financial statements have been prepared under the historical cost convention.

Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies.

Going concern
At 30 June 2006 and 2005, the Company's cash and investments were approximately $2.2 million and $3.7 million, respectively, and for the year ended 30 June 2006 and 2005, the Company experienced operating losses of $3.6 million and $1.7 million, and operating net cash outflows of $2.8 million and $1.8 million, respectively. These outflows arose from expenses associated with the promotion of the company's first product on the market, *Travelan*, and research and development programs. As a result of the continuing losses and cash outflows from operations the Directors have assessed the Company's ability to continue as a going concern and to pay its debts as and when they fall due.

The Company's ability to fund its operations is dependent upon obtaining income from the commercialisation of its research and development projects, supplemented by contract manufacturing and grant incomes, and from the raising of additional capital through new sources of financing. Ultimately, the Company's continuation as a going concern is dependent upon achieving profitable operations through the successful commercialisation of its products and technology.

As a result of the difficulty in predicting the timing and quantum of income from the commercialization of its products and technology, including Travelan and EV71, there is significant uncertainty whether the Company will be able to continue as a going concern and realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

Going concern (continued)

However, the Directors are confident that the Company's planned initiatives will be successfully achieved during the next 12 months providing access to adequate financial resources. Specifically, in July 2006 the company signed a further two year contract with Aussie Bodies ensuring a supplementary income flow from contract manufacturing and in August 2006 the company signed contracts for the distribution of *Travelan* internationally. Furthermore, the company has a history of successful capital raising, including the raising of $1.6 million in June 2006, and the directors are confident of the company's ability to raise further capital if the need arises.

Accordingly, the Directors have prepared the financials on a going concern basis. As such, the financial statements do not include any adjustments as to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the entity not continue as a going concern.

(b) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(c) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The financial statements are presented in Australian dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances
Transactions in foreign currencies are translated into the functional currency using the rates of exchange ruling at the date of each transaction. At balance date, amounts outstanding in foreign currencies are translated into the functional currency using the rate of exchange ruling at the end of the financial year. All gains and losses are brought to account in determining the profit or loss for the year.

(d) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and tax paid. The following specific revenue criteria must be met before revenue is recognised:

Sale of Goods – Significant risks and rewards of ownership of goods has passed to the buyer.

Interest – Interest revenue is recognised using the effective interest rate method.

(e) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

Government grants relating to costs are deferred or accrued such that they are recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

(f) Income tax

The income tax expense or revenue for the period is the tax payable or tax rebate receivable on the current period's taxable income adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax base of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantially enacted for each jurisdiction. The relevant tax rates applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial

(f) Income tax (continued)

recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

(g) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(h) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts.

(i) Trade Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows. The amount of the provision is recognised in the income statement.

(j) Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overheads expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(k) Property, plant and equipment

Buildings and plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is stated at historical cost and not depreciated. Depreciation on other assets is calculated using the straight line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

- Buildings	50 years
- Building Improvements	10-40 years
- Plant & Equipment	3-15 years
- Computers	2-4 years
- Furniture and fittings	5-15 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, annually.

Note 1. Summary of significant accounting policies (continued)

(k) Property, plant and equipment (continued)

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 1(g)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is the Company's policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(l) Intangible assets

(i) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquired business at the date of acquisition. Goodwill is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(ii) Research and development
Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if it is probable that the product or service is technically and commercially feasible, will generate probable economic benefits and adequate resources are available to complete development. Other development expenditure is recognised in the income statement as an expense as incurred.

(m) Trade and other payables

These amounts represent liabilities for goods and services provided to the entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(n) Employee benefits

(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity that match, as closely as possible, the estimate future cash flows.

(iii) Retirement benefit obligations
All employees of the Company are entitled to benefits on retirement from their own individual private superannuation plans.

(iv) Share-based payments
Share-based compensation benefits are provided to employees via the Anadis Executive Share Plan No 1 or No. 2.

Shares options granted before 7 November 2002 and/or vested before 1 January 2005.
No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Note 1. Summary of significant accounting policies (continued)

(n) Employee benefits (continued)

Shares options granted after 7 November 2002 and vested after 1 January 2005.
The fair value of options granted under the Anadis Executive Share Plan No 1 or No. 2 are recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

(v) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Company recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(o) Investments and other financial assets

From 1 July, 2004 to 30 June, 2005
The Company has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July, 2005. The Company has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

Adjustments on transition date: 1 July, 2005
Held-to-maturity investments and loans and receivables are measured at amortised cost.

At transition there has been no material adjustments. For further information concerning the adjustments on transition date reference should be made to held-to-maturity investments.

From 1 July, 2005
The Company classifies its debentures as held-to-maturity investments.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments that are not fixed maturities that the Company's management has the positive intention and ability to hold to maturity.

(p) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(q) Earnings per share

(i) Basic earnings per share
Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the full year, adjusted for bonus elements in ordinary shares issued during the full year.

Note 1. Summary of significant accounting policies (continued)

(q) Earnings per share (continued)

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(r) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

(s) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST recoverable or payable. The net amount of GST recoverable from, or payable to, the taxation authorities is included with other receivable or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flow arising from investing or financing activities which are recoverable for, or payable to, the taxation authorities are presented as operating cash flow.

(t) New accounting standards and UIG interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June, 2006 reporting periods. The Company's assessment of the impact of these standards and interpretations is set out below.

(i) *UIG 4 Determining whether an Asset Contains a Lease.*
UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Company has not elected to adopt UIG 4 early. It will apply UIG 4 in its 2007 financial statements and the UIG 4 transition provisions. The Company will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 July 2006. Implementation of UIG 4 is not expected to change the accounting for any of the Company's current arrangements.

(ii) *AASB 2005-9 Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 & AASB 132]*
AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments relate to the accounting for financial guarantee contracts. The Company has not elected to adopt the amendments early. It will apply the revised standards in its 30 June 2007 financial statements.

(iii) AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]
AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Company has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Company's financial instruments.

Note 2. Revenue and Other Income

	2006	2005
	$	$
Revenue		
Sale of goods	4,002,371	4,867,597
Interest	106,216	234,788
	4,108,587	5,102,385
Other income		
Government grants	691,312	471,868
Other grants	13,522	215,507
	704,834	687,375

Government grants

The following government grants were recognised as other income by the Company during the financial year:

• National Food Industry Strategy Ltd.	$224,437
• Dept. of Education, Science & Training	$319,352
• Dept of Industry, Tourism & Resources	$124,718
• AusTrade	$ 22,805
Total - 2006	$691,312

There are no unfulfilled conditions or other contingencies attaching to these grants. The Company did not benefit directly from any other forms of government assistance.

Note 3. Non-Current Assets – Intangible Assets

	Goodwill
At 1 July, 2004	
Cost	358,921
Accumulated amortisation and impairment	(65,802)
Net book amount	293,119
Year ended 30 June, 2005	
Opening net book amount	293,119
Impairment	-
Closing net book amount	293,119
At 30 June, 2005	
Cost	358,921
Accumulated amortisation and impairment	(65,802)
Net book amount	293,119
Year ended 30 June, 2006	
Opening net book amount	293,119
Impairment charge	(293,119)
Closing net book amount	-
At 30 June, 2006	
Cost	358,921
Accumulated amortisation and impairment	(358,921)
Net book amount	-

Impairment test for goodwill

Goodwill is allocated to the Company's manufacturing cash-generating unit operating in Australia.

The recoverable amount of a CGU is based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management. Cash inflows for the CGU derive from the manufacturing contract with Aussie Bodies (AB) and accordingly the key assumptions used for the value-in-use calculations are based on the terms of the contract: a) 2 year term, b) gross margin of 20%, c) no assumed growth rate and d) 20% discount rate. The discount rates used are pre-tax and reflect specific risks relating to the manufacturing segment.

The value-in-use calculations for the current year indicated that the recoverable amount of the unit is less than the carrying amount of the unit. This impairment loss was allocated to eliminate the carrying amount of goodwill allocated to the cash-generating unit. The recoverable amount of the unit supported the carrying value of the other assets of the unit.

Note 4. Segment Information

Business Segment: The Company operates in two business segments being the conduct of Research & Development activities and the manufacture of health products.

Geographical Segment: The Company operates in one geographical segment, Australia.

Primary reporting format – business segments	**$**	**$**	**$**	**$**
	Manufacturing	**Research & Development**	**Unallocated**	**Total**
2006				
Sales to external customers	4,002,371	-	-	4,002,371
Interest revenue	-	-	106,216	106,216
Other income	-	704,834	-	704,834
Total segment revenue/income	4,002,371	704,834	106,216	4,813,421
Segment result	(667,102)	(1,091,508)	(1,801,321)	(3,559,931)
Taxation	-	-	-	-
Profit/(Loss) after tax	(667,102)	(1,091,508)	(1,801,321)	(3,559,931)
Segment assets	3,649,061	262,332	2,713,858	6,625,251
Segment liabilities	766,056	402,684	277,864	1,446,604
Depreciation & amortisation expense	94,726	51,424	28,037	174,187
Impairment charge	293,119	-	-	293,119
Other non-cash expenses	12,180	14,959	53,462	80,601
Acquisition of non-current segment assets	44,276	443	17,603	62,322

Primary reporting format – business segments	**$**	**$**	**$**	**$**
	Manufacturing	**Research & Development**	**Unallocated**	**Total**
2005				
Sales to external customers	4,867,597	-	-	4,867,597
Interest revenue	-	-	234,788	234,788
Other income	-	687,375	-	687,375
Total segment revenue/income	4,867,597	687,375	234,788	5,789,760
Segment result	503,604	(925,114)	(1,237,072)	(1,658,582)
Taxation	-	299,879	-	299,879
Profit/(Loss) after tax	503,604	(625,235)	(1,237,072)	(1,358,703)
Segment assets	3,769,633	466,913	3,836,305	8,072,851
Segment liabilities	446,852	315,975	351,626	1,114,453
Depreciation & amortisation expense	90,258	55,592	25,209	171,057
Other non-cash expenses	14,995	5,798	20,726	41,519
Acquisition of non-current segment assets	122,843	-	17,828	140,671

Segment information is prepared in conformity with the accounting policy set out in Note 1 (b) and the accounting standard AASB 114 Segment Reporting

Note 5. Contributed equity

	2006 $	2005 $
(a) Issued and Paid Up Capital		
98,267,403 (2005: 92,563,403) ordinary shares fully paid	18,729,796	16,984,561

(b) Movements in ordinary share capital

Date	Details	Number of Shares	Issue Price	$
1/7/04	Opening balance	81,663,403		12,742,048
21/7/04	Share placement	800,000	0.39	312,000
30/7/04	Share placement	10,100,000	0.39	3,939,000
	Share placement costs	-		(8,487)
30/6/05	Balance	92,563,403		16,984,561
29/11/05	Option conversion	50,000	0.24	12,000
29/11/05	Option conversion	50,000	0.27	13,500
9/12/05	Option conversion	250,000	0.35	87,500
13/12/05	Cancelled shares	(644,277)		-
1/6/06	Option conversion	50,000	0.22	11,000
5/6/06	Share placement	3,448,276	0.28	960,949
5/6/06	Issue of share options			39,051
5/6/06	Share placement	2,500,001	0.28	700,000
5/6/06	Share placement costs	-		(78,765)
30/6/06	Balance	98,267,403		18,729,796

Note 6. Earnings Per Share

	2006 Cents	2005 Cents
(a) Basic earnings per share		
Loss attributable to the ordinary equity holders of the Company	(3.84)	(1.48)
(b) Diluted earnings per share		
Loss attributable to the ordinary equity holders of the Company	(3.84)	(1.48)

	2006 Number	2005 Number
(c) Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	92,820,926	91,687,239
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	92,820,926	91,687,239

(d) Reconciliation of earnings used in calculating earnings per share

The numerator used in calculation of both Basic EPS and Diluted EPS is a loss of $3,559,931 (2005 - $1,358,703) and there are no reconciling items to the loss from ordinary activities before income tax expense.

(e) Information concerning the classification of securities

Options

Options that have been granted are considered to be potential ordinary shares, however their conversion to ordinary shares does not increase the loss per share, as such the options are not dilutive and have not been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

Note 7 Explanation of transition to Australian equivalents to IFRSs

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

(a) At the date of transition to AIFRS: 1 July, 2004

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
		$	$	$
EQUITY				
Share capital		12,742,048	-	12,742,048
Accumulated losses		(8,710,720)	-	(8,710,720)
TOTAL EQUITY		4,031,328	-	4,031,328

(b) At the end of the last reporting period under previous AGAAP: 30 June, 2005

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
		$	$	$
ASSETS				
CURRENT ASSETS				
Cash		178,660	-	178,660
Receivables		967,985	-	967,985
Held to maturity investments		3,479,217	-	3,479,217
Inventories		1,288,980	-	1,288,980
Other assets		126,219	-	126,219
TOTAL CURRENT ASSETS		6,041,061	-	6,041,061
NON-CURRENT ASSETS				
Plant and equipment		1,738,671	-	1,738,671
Intangibles	(a)	275,173	17,946	293,119
TOTAL NON-CURRENT ASSETS		2,013,844	17,946	2,031,790
TOTAL ASSETS		8,054,905	17,946	8,072,851
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable		924,664	-	924,664
Interest bearing liabilities		-	-	-
Provisions		41,891	-	41,891
Other		125,000	-	125,000
TOTAL CURRENT LIABILITIES		1,091,555	-	1,091,555
NON-CURRENT LIABILITIES				
Provisions		22,898	-	22,898
TOTAL NON-CURRENT LIABILITIES		22,898	-	22,898
TOTAL LIABILITIES		1,114,453	-	1,114,453
NET ASSETS		6,940,452	17,946	6,958,398
EQUITY				
Share capital		16,984,561	-	16,984,561
Reserves	(b)	-	43,260	43,260
Accumulated losses	(a) (b)	(10,044,109)	(25,314)	(10,069,423)
TOTAL EQUITY		6,940,452	17,946	6,958,398

Note 7 Explanation of transition to Australian equivalents to IFRSs (continued)

(2) Reconciliation of loss for the year ended 30 June, 2005

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
		$	$	$
Revenue from continuing operations	(c)	5,789,760	(687,375)	5,102,385
Other income	(c)	-	687,375	687,375
Raw materials used		(3,065,639)	-	(3,065,639)
Employee benefits expense	(b)	(1,915,260)	(23,260)	(1,938,520)
Depreciation and amortisation expenses	(a)	(189,005)	17,946	(171,059)
Borrowing costs		(168)	-	(168)
Research and development – external	(b)	(789,069)	(20,000)	(809,069)
Grant application costs		(70,110)	-	(70,110)
Factory overheads		(263,208)	-	(263,208)
Directors' fees		(189,387)	-	(189,387)
Travel expenses		(93,282)	-	(93,282)
Product promotion		(377,696)	-	(377,696)
Export development costs		(18,670)	-	(18,670)
Consultants		(28,378)	-	(28,378)
Shareholder relations		(96,270)	-	(96,270)
Corporate and administrative expenses		(326,886)	-	(326,886)
Profit/ (loss) before income tax		(1,633,268)	(25,314)	(1,658,582)
Income tax benefit		299,879	-	299,879
Profit/ (loss) for the year attributable to members		(1,333,389)	(25,314)	(1,358,703)

(3) Reconciliation of cash flow statement for the year ended 30 June, 2005.

The adoption of AIFRSs has not resulted in any material adjustments to the cash flow statement.

(4) Notes to the reconciliations.

(a) Goodwill amortisation

The Company acquired the assets of Shannon Bioscience Pty. Ltd. On 22 November, 2000 and has taken the exemption provided by AASB 1 to not restate this acquisition as it occurred prior to 1 July, 2004.

There has been no effect on the date of transition.
There have been no subsequent acquisitions.

Under AIFRS goodwill is not amortised.

The effect of this is:

(a) At 1 July, 2004.
There has been no effect on the date of transition.

(ii) At 30 June, 2005.

There has been an increase in intangible assets of $17,946 and a corresponding decrease in accumulated losses.

(iii) For the year ended 30 June 2005.
For the Company amortisation expense has decreased by $17,946.

Note 7 Explanation of transition to Australian equivalents to IFRSs (continued)

(4) Notes to the reconciliations (continued).

(b) Share based payments

Employees
Under AASB 2 share-based Payments from 1 July 2004 the Company is required to recognise an expense for those options that were issued to employees under the Anadis Executive Share Plan No.1 No 2 after 7 November 2002 but that had not vested by 1 January, 2005.

The effect of this is:

(a) At 1 July, 2004.
There has been no effect on the date of transition.

(ii) At 30 June, 2005.
There has been an increase in accumulated losses of $23,260 and a corresponding increase in reserves.

(iii) For the year ended 30 June, 2005
There has been an increase in employee benefits expense of $23,260.

Contractors

Under AASB 2 share-based Payments from 1 July 2004 the Company is required to recognise an expense for those options that were issued to contractors (in relation to research and development) and vested after 1 January, 2005.

The effect of this is:

(a) At 1 July, 2004.
There has been no effect on the date of transition.

(ii) At 30 June, 2005.
There has been an increase in accumulated losses of $20,000 and a corresponding increase in reserves.

(iii) For the year ended 30 June, 2005
There has been an increase in research and development expense of $20,000.

(c) Reclassification of other income

Under AIFRS Other Income includes grant income which is not a part of the continuing operations of the business is classified as Other Income. This is in contrast to Australian GAAP treatment under which such items were classified as revenue.

The effect of this is:
(b) At 1 July, 2004.
There has been no effect on the date of transition.

(ii) At 30 June, 2005
There has been no effect

(iii) For the year ended 30 June, 2005.
There has been a reclassification of $687,375 from Other income to Revenue

5 Effect of transition to AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005

The effect of transition to AASB 132 and AASB 139 at 1 July, 2005 has not resulted in any material adjustments to the financial statements.

Note 8 Events occurring after balance sheet date

1. A distribution with Pharmaco Distribution Pty. Ltd. of South Africa has been signed on 24 July, 2006 appointing it exclusive distributor for Travelan across the African continent.
2. The Company successfully received approval from the government authorities for the commercial scale use of the Anadis Enterovirus-71 vaccine in cattle.
3. The Company signed a two year toll manufacturing agreement with Aussie Bodies Pty. Ltd. effective 1 July, 2006.

NTA Backing

	2006	2005
Net tangible asset backing per ordinary share	$0.053	$0.072

Commentary on results

Refer to 'Explanation of Profit/(loss) from ordinary activities after tax' on page 3 and the covering letter from the Chairman.

Annual Meeting

The annual meeting will be held as follows;

Place:	ASX Theatrette, 530 Collins Street Melbourne.
Date:	14 November, 2006.
Time:	2.00pm
Approximate date the Annual Report will be released:	10 October, 2006

Audit

This preliminary final report is based on accounts which are in the process of been audited. The Audit Report, which is expected to be unqualified, will be made available with the Company's financial report.

ANADIS

ASX Media Release **2 November 2006**

First International Export Order for Travelan

Australian developed therapeutic product begins global expansion

Australian biopharmaceutical company Anadis Limited (ASX:ANX) is pleased to announce the Canadian distributor, Valeo Pharma, have placed their initial order for Travelan - used to reduce the risk of Travellers' Diarrhoea. This is a significant order for 10,000 packets, representing the first wholesale order for Travelan to an established overseas distributor of healthcare products. Canada is seen as a crucial market in expanding Travelan into North America.

Valeo Pharma is investing significant resources in the areas of marketing and product promotions in order to establish Travelan with in Canada. The distribution agreement sees Valeo Pharma as the Canadian distributor for at least the next 5 years, commencing with this initial order.

Anadis anticipates the international distribution of Travelan to grow, with the expectation of the appointment of a US distributor in the short term, and subsequent order, as well as entry into additional international markets.

The Canadian Market

The product launch will coincide with the "Snow Bird" travel season, as many Canadians travel to warmer climates to escape the winter. Popular destinations include the high travellers' diarrhoea risk destinations of Mexico, The Caribbean and Latin America.

The Canadian market is seen as a stepping stone to the US market, but is important nevertheless being approximately 30% larger than Australia (with a population of approximately 30 million).

New Packaging


Travelan
PROTECTION
TRAVELLERS'
DIARRHOEA

ANADIS

Travelan is to be sold in the new and improved packaging, redesigned to incorporate generally recognised colours and packaging, which underline vacation and relaxation, and those predominately associated internationally for gastrointestinal type healthcare products

Valeo Pharma Inc.
Anadis has chosen Valeo Pharma Inc. as the distributor for Travelan in the Canadian market due to its success in acquiring and marketing OTC (Over The Counter) and prescription products in Canada. Valeo Pharma has a proven track record in the management of distribution and commercialisation responsibilities for third party products.

Valeo Pharma has the experience and ability to successfully and aggressively promote products through targeted innovative marketing and sales activities, with their strategies focusing on strengthening trade commitment and increasing brand awareness among physicians, pharmacists and other healthcare professionals.

About Valeo Pharma

VALEO PHARMA

Valeo Pharma Inc. is a Canadian specialty pharmaceutical company which acquires branded pharmaceutical products from partners. Valeo Pharma strives to provide niche patient populations and consumers with quality OTC and prescription products.

Valeo Pharma usually acquires mature brands that continue to provide sought-after therapeutic benefits as well as innovative or promising late-stage development products. Visit www.valeopharma.com for more information.

Travelan – Natural and Effective
Travelan, a natural, clinically proven therapy is a revolutionary over-the-counter (OTC) preparation scientifically and clinically proven to significantly reduce the risk of getting the medical condition known as travellers' diarrhoea.

Travelan is prepared from naturally derived antibodies against 13 strains of *E. coli* that are the most common cause of travellers' diarrhoea. Travelan is high in antibodies that bind to certain intestinal bacteria and bacterial by-products, and is a not an antibiotic preparation - therefore not associated with the usual negative antibiotic side effects.

Travelan is a natural product that will enable travel with reduced fear of becoming ill due to exposure to *E.coli* bacteria. In hospital clinical trials in the US and Europe, Travelan has shown up to 90% protection against Enterotoxigenic *E. coli* (ETEC), the main cause of Travellers' Diarrhoea.

Potential Additional Gastrointestinal Indications for Travelan

Anadis will be investigating the use of Travelan for additional gastrointestinal therapeutic indications as a result of positive clinical feedback from a number of healthcare providers including medical specialists.

Reports to the company indicate that a number of patients with a range of gastrointestinal conditions, including irritable bowel syndrome (IBS), inflammatory bowel disease (IBD) and ulcerative colitis, have experienced an improvement in some their symptoms (e.g. diarrhoea) whilst taking Travelan to reduce their risk of travellers' diarrhoea.

Travellers Diarrhoea

Travellers' diarrhoea (otherwise known as Delhi Belly, Montezuma's Revenge, Tourist Trots and The Flux etc) is described as the number one health problem for international travellers, in terms of frequency and economic impact. Travellers' diarrhoea is normally accompanied by other clinical features such as nausea, bloating, abdominal cramps and fever. Travelan significantly reduces the risk of being affected in the first instance.

For more information please visit www.travelan.com.au

Visit our websites: **www.anadis.com.au** and **www.travelan.com.au**

Anadis – Delivering On The Promise Of Biotechnology

ANADIS

About Anadis Limited:

Anadis, a Melbourne based biopharmaceutical company is focused on Nutraceutical and Pharmaceutical research and development. Anadis is a specialist in the development of bovine colostrum derived products for therapeutic use in humans. Projects include:

Anadis' first commercialised product: **Travelan** is a natural product, which significantly decrease the risk of the medical condition known as Travellers Diarrhoea and the symptoms of gastrointestinal disorders. Travelan is a colostrum preparation, against the common strains of *E.coli* – the most common cause of Travellers.

Travelan has received a "Green Light' for sales in the US and a distributor in Canada has been appointed. Travelan is being considered for other markets including: Singapore, India, Korea, United Arab Emirates, Thailand, Malaysia, South Africa and the UK and EU.

Travelan has recently been potentially identified for additional gastrointestinal indications including Irritable Bowel Syndrome IBS and Inflammatory Bowel Disorder IBD.

For more information please visit www.travelan.com.au

EV-71 - a bioactive protein based preventative product against Enterovirus 71, a debilitating polio like disease, is one of the viruses that causes 'hand, foot and mouth' or 'slapped cheek' disease. A significant proportion of younger children effected can develop nervous signs such as fits, paralysis and Enterovirus 71 has the potentially to be fatal. Anadis is now preparing colostrum antibodies for commercialisation in an anti-EV71 preventative, set to begin marketing in Taiwan during the northern hemisphere summer of 2007.

A set of **Bio-Defence** and **Respiratory Protection** technologies, a project in conjunction with the Australian Department of Defence and US Bio-Defence Organisations, initially focused on short-term immediate protection from airborne bacteria such as Anthrax and Plague, future civilian applications include Hay Fever and Asthma.

This project is expanding to examine the use of antibodies in providing respiratory protection against **Influenza** virus.

Bio-Shield 10 a range of "bio-shielding" technologies which protect delicate molecules, enzymes and proteins, initially targeted for use in the pro-biotic market.

Development into an **Immune Stimulating Infant Formula** is underway, initially destined for the Asian market.

Pyloran, which has been clinically proven to reduce levels of *H.pylori* bacteria in the stomach and reduce the symptoms of *H.pylori* associated gastritis - Anadis is also in early development of a ***H.pylori* vaccine.**

For further information, please contact:

Conor Graham - Chief Executive Officer
Email: conor.g@anadis.com.au
+61 3 9358 6388
Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
+61 3 9358 6388

ANADIS

ANADIS
LIMITED

November 10th, 2006

Company Announcement Office
Australian Stock Exchange Ltd (ASX)
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find herewith a company announcement **"U.S. Distributor Appointed for Travelan"** for release and distribution to the market immediately.

Yours sincerely

CONOR GRAHAM
Managing Director & CEO

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

ANADIS

ASX Media Release **10 November 2006**

US Distributor appointed for Travelan

Australian developed therapeutic set for US sales early 2007

Australian biopharmaceutical company Anadis Limited (ASX:ANX) is pleased to announce the appointment of **Cynacon / OCuSOFT Inc** as the US distributor for Travelan. "*We are extremely excited about this partnership*", notes Cynthia Barratt, President and CEO of CYNACON / OCuSOFT. "*OCuSOFT has been looking for the right opportunity to utilize our retail distribution channels and Travelan will make for a great fit*", Ms Barratt goes on to say.

The US Market

The US market is very significant – with more than 22 million US travellers per year to "High Risk" areas. Medical statistics show on average **over 40% of travellers** will be somehow affected by Travellers' Diarrhoea.

Approval for Sales

After analysing a significant number of distribution opportunities, the management of Anadis believe the track record and sales force of Cynacon / OCuSOFT to be the optimal solution in order to begin distribution of Travelan to the US.

Due to the size and complexity of the US market - and the opportunity it presents; Anadis carried out an extensive review of partner opportunities over the past 12 months. It is therefore with great pleasure that we now announce our exclusive distributor for the USA – **Cynacon/OCuSOFT Inc.**

Travelan has already been assessed in the United States and given the green light to be sold into the North American market, as Travelan is in compliance with all US Federal and State regulations for sale in the OTC, Medical Food category.

Cynacon / OCuSOFT Inc.

The company is a successful, medium sized, medical distribution and research company established in 1986 based in Houston, Texas. It is well regarded and has long-standing commercial relationships with the major drug-store retailers throughout the USA (such as Walgreens, CVS, Wal-Mart etc).

The Company is currently a key player in ophthalmic medicine and markets its proprietary brands of OTC and prescription products nationally. Cynacon / OCuSOFT is excited to partner with Anadis in establishing a significant foothold in the growing and lucrative gastrointestinal disease market in the USA.

ANADIS

To support the opportunity offered the Cynacon/OCuSOFT will establish a key opinion leader / gastro technical advisory board to support the business development of Anadis' Travelan and other future antibody-based gastrointestinal products.

Visit www.ocusoft.com for more information.

Travelan – Natural and Effective

Travelan, a natural, clinically proven therapy is a revolutionary over-the-counter (OTC) preparation scientifically and clinically proven to significantly reduce the risk of getting the medical condition known as travellers' diarrhoea.

Travelan is prepared from naturally derived antibodies against 13 strains of *E. coli* that are the most common cause of travellers' diarrhoea. Travelan is high in antibodies that bind to certain intestinal bacteria and bacterial by-products, and is a not an antibiotic preparation - therefore not associated with the usual negative antibiotic side effects.

Travelan is a natural product that will enable travel with reduced fear of becoming ill due to exposure to *E.coli* bacteria. In hospital clinical trials in the US and Europe, Travelan has shown up to 90% protection against Enterotoxigenic *E. coli* (ETEC), the main cause of Travellers' Diarrhoea.

Potential Additional Gastrointestinal Indications for Travelan

Anadis will be investigating the use of Travelan for additional gastrointestinal therapeutic indications as a result of positive clinical feedback from a number of healthcare providers including medical specialists.

Reports to the company indicate that a number of patients with a range of gastrointestinal conditions, including irritable bowel syndrome (IBS), inflammatory bowel disease (IBD) and ulcerative colitis, have experienced an improvement in some their symptoms (e.g. diarrhoea) whilst taking Travelan to reduce their risk of travellers' diarrhoea.

Travellers Diarrhoea

Travellers' diarrhoea (otherwise known as Delhi Belly, Montezuma's Revenge, Tourist Trots and The Flux etc) is described as the number one health problem for international travellers, in terms of frequency and economic impact. Travellers' diarrhoea is normally accompanied by other clinical features such as nausea, bloating, abdominal cramps and fever. Travelan significantly reduces the risk of being affected in the first instance.

Visit our websites: **www.anadis.com.au** and **www.travelan.com**

Anadis – Delivering On The Promise Of Biotechnology

ANADIS

About Anadis Limited:

Anadis, a Melbourne based biopharmaceutical company is focused on Nutraceutical and Pharmaceutical research and development. Anadis is a specialist in the development of bovine colostrum derived products for therapeutic use in humans. Projects include:

Anadis' first commercialised product: **Travelan** is a natural product, which significantly decrease the risk of the medical condition known as Travellers Diarrhoea and the symptoms of gastrointestinal disorders. Travelan is a colostrum preparation, against the common strains of *E.coli* – the most common cause of Travellers.

Travelan has received a "Green Light' for sales in the US and a distributor in Canada has been appointed. Travelan is being considered for other markets including: Singapore, India, Korea, United Arab Emirates, Thailand, Malaysia, South Africa and the UK and EU.

Travelan has recently been potentially identified for additional gastrointestinal indications including Irritable Bowel Syndrome IBS and Inflammatory Bowel Disorder IBD.

For more information please visit www.travelan.com

EV-71 - a bioactive protein based preventative product against Enterovirus 71, a debilitating polio like disease, is one of the viruses that causes 'hand, foot and mouth' or 'slapped cheek' disease. A significant proportion of younger children effected can develop nervous signs such as fits, paralysis and Enterovirus 71 has the potentially to be fatal. Anadis is now preparing colostrum antibodies for commercialisation in an anti-EV71 preventative, set to begin marketing in Taiwan during the northern hemisphere summer of 2007.

A set of **Bio-Defence** and **Respiratory Protection** technologies, a project in conjunction with the Australian Department of Defence and US Bio-Defence Organisations, initially focused on short-term immediate protection from airborne bacteria such as Anthrax and Plague, future civilian applications include Hay Fever and Asthma.

This project is expanding to examine the use of antibodies in providing respiratory protection against **Influenza** virus.

Bio-Shield 10 a range of "bio-shielding" technologies which protect delicate molecules, enzymes and proteins, initially targeted for use in the pro-biotic market.

Development into an **Immune Stimulating Infant Formula** is underway, initially destined for the Asian market.

Pyloran, which has been clinically proven to reduce levels of *H.pylori* bacteria in the stomach and reduce the symptoms of *H.pylori* associated gastritis - Anadis is also in early development of a ***H.pylori* vaccine.**

For further information, please contact:

Conor Graham - Chief Executive Officer
Email: conor.g@anadis.com.au
+61 3 9358 6388
Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
+61 3 9358 6388

ANADIS

ANADIS
LIMITED

November 14th, 2006

Company Announcement Office
Australian Stock Exchange Ltd (ASX)
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find herewith a company announcement **"Chairman's Address and AGM Presentations"** for release and distribution to the market immediately.

Yours sincerely

CONOR GRAHAM
Managing Director & CEO

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

Anadis Limited
AGM speech 2006

Fellow shareholders, ladies, and gentlemen,

Result for year
The first comment I should make relates to the result for the year. The net loss in the year ended 30 June 2006 is higher than previous years. There are three principal reasons for this. Firstly, we spent money on promotion of Travelan, secondly our revenue flow was lower than prior years, a temporary impact in our operations for Aussie Bodies, and thirdly, we wrote off our goodwill from the Shannon Bioscience acquisition in late 2000.

Manufacturing.
The Company's manufacturing activities continue to be good. Just after year end, Anadis signed a further two year agreement with Aussie Bodies to continue preparing their products. This is a good result. Recently, the ultimate owner of Aussie Bodies, Healtheries, a New Zealand company, was sold to a private equity group, but we have no concern that this should impact our contract with Aussie Bodies.

In the first four months of July to October inclusive, we had Aussie Bodies turnover slightly under $900,000. This augers well for the year.

Of course, we have a number of other manufacturing clients as well as Aussie Bodies.

Research & Development.
On the research side, we continue to be very effective. Our CEO, Conor Graham, will provide more detail on that after the meeting.

I shall speak later about EV71. However, our other projects all are progressing well. We continue to attract grants to assist our research, credit for which should go to Grant Rawlin, our research manager.

We have developed products that diagnose, contain, and provide respiratory protection against anthrax, the plague, ricin, and botulism. We are exploring the possibility of containing influenza (and recently appointed Assoc Prof Lorena Brown to our technical advisory panel). We are continuing to develop our product to counter gastritis, and exploring whether we can counter the new Clostridium difficile associated disease threat.

Executive remuneration.
One of the messages we are receiving from shareholders is that the senior executives do not participate in the risk of the company. We are taking steps to counter that.

Firstly, we are looking to change the company's constitution by removing clause 116. This clause prevents the company from issuing each employee with $1000 in value of

company shares. We want to do this, so that each employee has some –and it might seem minor- stake in the company. The benefit of this is that each employee then has a stake in the company (which potentially grows each year) and is consequently interested in the company's success.

Secondly, we would like to upgrade a bonus scheme whereby each of the senior executives can be rewarded with options. These options will be exercisable above the current share price. The board believes this change in remuneration gives each of the senior executives some incentive to ensure the company succeeds.

Travelan.

Our first product, Travelan, came onto the market approximately 2 years ago. It is a preventative product, and consequently the market needs to be persuaded to give the product a try. Certainly, any experiences we have had reported to us is usually strong in its praise. David Lyon, our marketing person will report at more length about Travelan. However, I can say that the sales to date have been less than we anticipated, although overseas markets are now showing some interest in this product. We have had our first order from Canada, and other places like USA, and South Africa have had distribution agreements completed. These distribution agreements require the distributor to take on the relevant advertising programmes in their countries.

One of the encouraging responses to Travelan from a significant number of users in the marketplace, has been its apparent benefit as an adjunct treatment for people with chronic diarrhoea problems such as Inflammatory Bowel Disease (IBD). These observations have come both from direct purchasers of the product and also from doctors. In response to these strong field reports we are now doing some research to determine if these observations are indeed scientifically supportable. If there is a real effect, Travelan might also become a drug to help relieve the symptoms of a number of chronic diarrhoea conditions. If this proves to be the case, it will provide additional major markets for Travelan. The trial is being run at in the Gastroenterology Department of St Vincent's Hospital in Melbourne under the leading IBD expert, Dr Bill Connell.

Cash position.

This leads on to the company's cash position. You will have noted in both the half year to 31 December 2005, and in the annual accounts that the auditor is concerned.

In June of this year, we had a capital raising, that yielded $1.7 million. We shall need to raise more cash in the next few months. The major investor in that June capital raising was an existing shareholder, although we did manage to attract some new investors as well.

Our unaudited operations to October 2006 have resulted in a loss of approximately $600,000. Our cash reserves at the end of October are $1.48 million. We have achieved this result by keeping an eye on expenses, particularly promotion costs. The manufacturing operations continue to make a positive contribution.

One of the items on our agenda today, is a refreshment of the 15% limit on shares on issue. Without this "refresher", any share issues until June next year are limited to a little over 8%. We do not want to be constrained by this limit. There are no plans for any share issues currently, but we need the flexibility to be able to raise more than 8%.

Additionally, of course, we do own our premises in Campbellfield. It is unusual for a company our size to own our premises. There are a number of measures we could take to utilize this asset to raise cash. These strategies could release up to $1 million in cash.

Directors' shareholdings.

There are two apparent reductions in directors' shareholdings during the year. They each deserve comment. The reduction in Conor Graham's shareholding arose from the forfeiture of the shares issued to him as part of the Shannon Bioscience acquisition in November 2000. Those shares were subject to the company's share price reaching certain levels, and this did not occur. The reduction in the shareholding of Dr Peter Jenkins arises from a transfer of shares to his superannuation fund.

EV71.

I would like to conclude my comments focusing on EV71.

As many of you will know, enterovirus 71 is a polio like disease prevalent in Asia. We have developed a nutraceutical which contains neutralising antibodies to that virus. The product is being designed to be taken by children up to 14 years of age during the summer months. We have injected the cattle, and we are now collecting the colostrum from the cows. This will be processed and then shipped to Taiwan by May of next year, in time for its summer. We are currently concluding distribution agreements in Taiwan, and expect the product to be successful.

Appreciation.

Finally, I would like to thank my board for its support. The board works well. I would also like to thank Conor Graham, our CEO, and his team for their continuing commitment and effort to the success of Anadis.

The board is very conscious of the need to get our share price moving, complete some deals, and enjoy some positive cash flow.

Thank you.

Philip Molyneux
Chairman –Anadis Limited
14 November 2006.

ANADIS

Annual General Meeting
November 2006

Mr. Philip Molyneux

Chairman

Result for year

ANADIS

- Lower result for year due to:
  - Travelan promotion
  - Less revenue (temporary)
  - Write off Shannon Bioscience Goodwill

ANADIS

Manufacturing

ANADIS

- New 2 year Aussie Bodies contract.
- Increasing number of other clients.
- Continued positive contribution to company.
- Facilitate future manufacture of our own high value products.

ANADIS

Research Programs

ANADIS

- Travelan expansion for other gastrointestinal conditions
- Biological Agent Management
  - Anthrax, Plague, Ricin, Botulism
- Influenza A (Flu) preventative
- *H.pylori* - Pyloran
- Clostridium difficile associated disease
- Functional Foods

ANADIS

Executive Remuneration

ANADIS

- Remove clause 116 of constitution
  - Allow staff to receive shares as remuneration
- Upgrade bonus based on options

ANADIS

Travelan

ANADIS

- Local sales slower then expected – but small market.
- Overseas distribution expanding – key markets for significant sales.
- Research on Inflammatory Bowel Disease / Irritable Bowel Syndrome.
- New Packaging.


Travelan
PROTECTION
TRAVELLERS'
DIARRHOEA

ANADIS

Cash position

ANADIS

- Loss to October $600,000
- Cash on hand $1.4 million
- Opportunities
  - Freehold at Campbellfield
  - Strategic Investment
  - Government Grants

ANADIS

Directors' share movements

ANADIS

- Conor Graham forfeits shares from Shannon
- Peter Jenkins transfer to super fund

ANADIS

Enterovirus 71

ANADIS

- Polio like disease
- Cattle injected
- Colostrum collected
- Processing to occur
- Aiming for May distribution (Taiwan summer)
- Efficacy outstanding

ANADIS

ANADIS

Annual General Meeting
November 2006

Mr. Conor Graham
Managing Director & CEO

Project Review

ANADIS

- Enterovirus 71
- IBD / IBS
- *H.pylori*
- Inflenza A
- Biodefence
- Infant Formula & Immune Stimulating Foods
- *C.difficle*

ANADIS

Enterovirus 71

ANADIS

- Have short-listed potential distributors
- Product design registration underway
- Packaging & labeling being designed
- Final packaging contractor being sought in Taiwan
- Trade name “EVProtec” being sought

ANADIS

IBD/IBS

ANADIS

- Anecdotal evidence suggests Travelan may be of assistance for ulcerative colitis & Crohn's disease
- Close to finalising protocol for pilot study in patients at St. Vincent's Hosp. Melb.
- Market is well defined & accessible
- Travelan already approved for sale and available if study positive

ANADIS

H.Pylori

ANADIS

- Human vaccine development proceeding
- Target antigens identified
- Possible animal trials next year- subject to funding & resources

ANADIS

Influenza

ANADIS

- Prof. Lorena Brown appointed to Anadis SSC to help investigate potential of colostral antibodies for Influenza
- "Proof Of Concept" study well underway
- Antibodies already produced
- Animal trials 1st half of 2007
- If study positive will seek partner for further development & commercialisation

ANADIS

Biodefence

ANADIS

- Antibody trials in mice have been successful for Anthrax, Plague, Ricin & Botulinum
- Applications for both military & public health
- Technology also useful for diagnostic purposed
- Seeking further funding from Prime Minister in Cabinet to advance further

ANADIS

Immune Stimulating Foods

ANADIS

- Joint R&D and commercialisation venture with Tatura Milk Industries (TMI)
- R&D has shown that antioxidants can be expressed naturally in final product through proprietary feed regime in cows
- Bio-availability & take-up in mouse model now commencing
- TMI currently exploring commercialisation with Asian partners

ANADIS

C.*difficile*

ANADIS

- Hospital "Superbug" with resistance to antibiotics
- Major problem in North America and Europe with large no. of cases & spreading rapidly
- We intend to test effectiveness of colostral antibodies against C.*difficile*
- Currently negotiating a JV with Canadian Co. and Canadian research groups to conduct trial of our antibodies

ANADIS

ANADIS

Annual General Meeting
November 2006

Mr. David Lyon
Sales & Marketing Manager

Travelan®

Review

- ✓ Australia
- ✓ International

CONTENT

Travelan - What and who?

The Marketing Model

Travelan promotion

International expansion

Therapeutic extension

Travelan®

MARKETING STRATEGY

BASIC STANCE

Travelan® is positioned to consumers as the unique and clinically proven diarrhoea solution that delivers superior natural prevention from Travellers' Diarrhoea*.

* In executional/consumer terms: Bali Belly, Montezuma's Revenge, Delhi Belly, etc...

Travelan®

MARKETING STRATEGY

TARGET MARKET

Primary: Adults who travel.

Secondary: Adults who occasionally venture outside their normal daily environments.

Travelan®

MARKETING STRATEGY- A MODEL

Packaging:

- Post launch colour change to address category understanding and global positioning and image.
- Additional travel clues.
- Change the couple and situation.
- Additional consumer information on Travellers' Diarrhoea.

Pricing:

- Retail pricing to be competitive.

Travelan®

NEW PACK

New pack livery:


Travelan
Travelan®
Reduces the risk of
TRAVELLERS'
DIARRHOEA
When travelling don't wait
for the symptoms to occur!
30 CAPLETS

Travelan®

MARKETING STRATEGY- A MODEL

Promotion:

-Focused activity during our 2nd year.

- Informing the opinion leaders about Travelan.
- Educating the professionals at clinic and pharmacy level
- Targeting high profile testimonial led tie -in opportunities.

Travelan®

MARKETING STRATEGY- A MODEL

Testimonial led promotion:

- Our aim is to work with high profile sport people and sporting bodies, both in Australia and overseas to get the message about Travelan out to the general public

Travelan®

my world stuart macgill, cricketer



A taste for the lot

WHAT IS YOUR FIRST HOLIDAY MEMORY?
I remember having a great time in Kalbarri, on Western Australia's coral coast, with my family in about 1975. I am really scared of heights so the nearby gorges were unforgettable on a number of levels.

BEST HOLIDAY?
My wife Rachel (Friend) and I spent a heavenly few days in Venice simply walking and eating and sleeping.

WHAT HAVE YOU LEARNT FROM YOUR TRAVELS?
That things are never as they seem. Cultures and life styles that, on the surface, may appear confusing and without comfort are governed by similar loves to our own.

HOW OFTEN DO YOU TRAVEL?
Too often. I play 10 away games a year for NSW, which totals about 35 days away, and then there's a couple of Australian tours of about six weeks.

GREATEST TRAVEL LUXURY?
I always try to eat in the best restaurant wherever I may be as I find it puts everything else in perspective.

FAVOURITE AUSSIE HOLIDAY SPOT?
I love the Sunshine Coast. There is something for every situation: family holidays, romantic escapes or decadent overindulgence.

ANY TRAVEL DISASTERS?
As I was doing my final check the night before returning to Australia after the Ashes trip last year I realised I had a small bag missing, which unfortunately contained my passport. With help from Qantas I made it on board with my new, incredibly ugly passport photo.

BEST HOTEL/GUESTHOUSE?
Headlands at Broken Bay, NSW, is simply the greatest, most relaxing experience we can have. The food and service are second to none — I could move there in a heartbeat.

ULTIMATE DREAM DESTINATION?
Rachel has always promised me a holiday in Ravello, Italy.

BEST MEAL OVERSEAS?
I was taken to a restaurant in London called Locanda Locatelli, which had everything right from the moment I walked through the door. Coincidentally, owner Giorgio Locatelli now features on the show I'm hosting, *Saturday Kitchen*.

BEST TRAVEL TIP?
If you are travelling anywhere that may give you some stomach problems investigate a product called Travelan. The team took it recently in Bangladesh and not one player was ill.

WHAT HAS SEDUCED YOU?
The soft shell crab hand rolls at Zuma in London.

FAVOURITE TRAVELLING COMPANION?
Rachel, of course, and plenty of good music.

ARE YOU A BEACH BUM, CULTURE VULTURE OR ADRENALINE JUNKIE?
I get a real adrenaline rush perusing a fine dining menu in a restaurant on the beachfront — so all of the above.

Test cricketer Stuart MacGill and Rachel Friend co-host *Saturday Kitchen* on Channel Seven.

NEW CONSUMER MATERIAL

New in-pack leaflet.

New on-shelf leaflet.

New retailer club member / catalogue advertising

Travelan®

The benefits of Travelan



- It works: Hospital clinical trials have proven that Travelan significantly reduces the risk of contracting Travellers' Diarrhoea.
- Reduced risk of TD: Enables you to get more out of your travel.
- It's Convenient: One single caplet, taken prior to meals provides targeted action.
- Natural active ingredients.
- Travelan significantly reduces the symptoms of minor gastrointestinal disorders and associated discomforts.
- It's cost effective.

Gastro intestinal disorders

Travelan will also significantly decrease the severity of the symptoms of minor gastro-intestinal upset, however if you do contract Travellers' Diarrhoea (TD) we recommend you seek medical advice if symptoms persist after 48 hours.

Not suitable for children under 6 years of age except on professional health advice.

Why expose yourself to the debilitating effects of TD when you can reduce the risk with Travelan.



How does Travelan work?

Using patented technology, Travelan works against bacteria as they enter the body, preventing them from attaching to the intestinal walls and thereby neutralising their ability to cause TD and its associated symptoms.



WITHOUT TRAVELAN
WITH TRAVELAN
NEUTRALISATION
EXCLUSION

Risk Areas for Traveller's Diarrhoea



LOW RISK
INTERMEDIATE RISK
HIGH RISK

TD can occur at any time whilst travelling outside your normal environment, due to the difference in bacteria that is present or because of poor hygiene practices.

However, your chances of getting TD are markedly increased in certain areas such as South and Latin America, Africa, the Middle East, Asia and Indian Sub Continent. Areas with poor sanitation, particularly of the water supply are especially at high risk.

Travelan®

INTERNATIONAL

Travelan™

INTERNATIONAL

DISTRIBUTION – PARTNER REQUIREMENTS

- Solid & successful
- Interested & keen
- National sales company
- Presence in appropriate retail outlets
- Multi product <u>not</u> orphan drug company
- Finances to support Travelan launch
- Marketing support
- Technical service
- Strong industry relationships
- Market credibility

Travelan®

INTERNATIONAL

STATUS TO DATE

- Distribution Agreements signed covering 6 areas - USA, Canada, South Africa, South East Asia, Turkey & Eastern Europe and Korea
- MOU in place covering Pakistan and The Middle East
- Undertaking review of potential partners in India. To be finalised early 2007
- Working with 2 European companies on the road to the EU

Travelan®

USA

CYNACON / OCuSOFT

- Houston TX based existing successful distributor.
- Offers national sales coverage and good key account contacts and expertise.
- Senior management well credentialed and experienced.
- Will set up support advisory board.
- Will promote Travelan as a Medical Food.
  - Broader positioning than we could achieve.
  - "Helps prevent and treat diarrhea."

Travelan®

CANADA

VALEO PHARMA

- Quebec based "one stop shop" Pharmaceutical company.
- OTC and prescription experience.
- The company is relatively young, it is flexible and hungry for growth.
- First order received

Travelan®

SOUTH AFRICA

Pharmaco

- Established Pharmaceutical distributor.
- Expertise in both pharmacy and medical industries.
- Full African continent coverage.
- OTC and prescription expertise.
- Currently working with large and small international pharmaceutical partners.

Travelan®

SOUTH EAST ASIA

reBorne Health

- Established OTC and complementary health products marketer and distributor in Singapore, Malaysia, Philippines and Indonesia.
- Full health industry coverage.
- Markets mass market consumer friendly products.

Travelan®

TURKEY & EASTERN EUROPE

BIO - GEN Pharma

- Significant supplier to the Turkish market and and offering a gateway to Eastern Europe
- Prescription, Medical Systems and OTC supplier.
- Sales coverage to 150 pharmaceutical warehouses, 15,000 pharmacies and all hospitals.
- Partners with several key global health care companies.
- Offers wholesaler opportunities.

Travelan®

KOREA

BL & H co

- Founded 1999 , based in Seoul.
- A full service health care company
- R & D, Regulatory Affairs, Marketing & Distribution.
- Supplying:
  - Pharmaceuticals - OTC & prescription
  - Medical devices
  - Nutraceutical foods

Travelan®

OTHER INTERNATIONAL

- Working with a Pakistan based distributor in Pakistan and The Middle East markets
- Working with 2 European companies on the launch of Travelan into the EU - (1) focus on UK & Scandinavia and (2) focus on Western Europe.

Travelan®

THERAPEUTIC EXTENSIONS

- Medical professionals and users have provided positive clinical feedback, that additional gastrointestinal indications have been alleviated during use of Travelan.
- Anadis intend to investigate the very significant Ulcerative Colitis (IBD) market opportunities.
- Trial to begin recruiting very shortly.

Travelan®

SUMMARY

- A real and significant consumer need for Travelan.

Travelan®

SUMMARY

- A real and significant consumer need for Travelan.
- The market demand is primarily outside of Australia.

Travelan®

SUMMARY

- A real and significant consumer need for Travelan.
- The market demand is primarily outside of Australia.
- Fear is the greatest influence on demand.

Travelan®

SUMMARY

- A real and significant consumer need for Travelan.
- The market demand is primarily outside of Australia.
- Fear is the greatest influence on demand.
- Travelan is a considered purchase, post personal recommendation by respected promoter e.g. friend Doctor or Pharmacists etc.

Travelan®

SUMMARY

- A real and significant consumer need for Travelan.
- The market demand is primarily outside of Australia.
- Fear is the greatest influence on demand.
- Travelan is a considered purchase, post personal recommendation by respected promoter e.g. friend Doctor or Pharmacists etc.
- Travelan is a slow build product.

Travelan®

SUMMARY

- A real and significant consumer need for Travelan.
- The market demand is primarily outside of Australia.
- Fear is the greatest influence on demand.
- Travelan is a considered purchase, post personal recommendation by respected promoter e.g. friend , Doctor or Pharmacists etc.
- Travelan is a slow build product.
- Significant time has been invested so far in identifying and signing-on “the right” distributor in overseas markets.

Travelan®

SUMMARY

- A real and significant consumer need for Travelan.
- The market demand is primarily outside of Australia.
- Fear is the greatest influence on demand.
- Travelan is a considered purchase, post personal recommendation by respected promoter e.g. friend , Doctor or Pharmacists etc.
- Travelan is a slow build product.
- Significant time has been invested so far in identifying and signing-on “the right” distributor in overseas markets.
- Significant other therapeutic market opportunities are to be investigated during 2007.

Travelan®

TRAVELAN

Thank You

Travelan™

ANADIS
LIMITED

16 November, 2006.

The Company Announcement Office,
Australian Stock Exchange Limited,
Sydney. NSW.

Subject: Appendix 3B.

The following Appendix 3B reflects the changes to unlisted options, namely:

1. The expiry of 100,000 unlisted options ANXAU,
2. The expiry of 1,600,000 unlisted options ANXAZ

Anadis Limited

David Woods
Company Secretary

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ANADIS LIMITED

ABN

80 063 114 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5 Issue price or consideration

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
98,267,403	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	100,000 250,000 100,000 100,000 100,000 862,069	ANXAB ANXAC ANXAD ANXAE ANXAF ANXAG
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 November, 2006.
(Secretary)

Print name: David Woods

== == == == ==

A N A D I S
L I M I T E D

November 17th, 2006

Company Announcement Office
Australian Stock Exchange Ltd (ASX)
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find herewith a company announcement **"Appointment Of Turkish Distributor"** for release and distribution to the market immediately.

Yours sincerely

CONOR GRAHAM
Managing Director & CEO

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

ANADIS

ASX Media Release **17 November 2006**

Eastern European Distributor appointed for Travelan

Australian developed therapeutic set for European sales 2007

Australian biopharmaceutical company Anadis Limited (ASX:ANX) is pleased to announce the appointment of **BIO–GEN Pharma** as the Turkish and Eastern European distributor for Travelan. Located in Turkey, BIO-GEN Pharma has sales coverage to 150 pharmaceutical warehouses and over 15,000 pharmacies.

The Turkish and Eastern European Market

The Turkish population is well over 70 million and the country has had almost 18.5 million visitors, and over 3.2 million Turkish tourists departing between January and September this year (Turkish government figures). Medical statistics indicate approximately **40% of travellers** will be somehow affected by Travellers' Diarrhoea, so market potential is significant.

BIO-GEN Pharma

BIO-GEN Pharma is a significant supplier to the Turkish market and offers a gateway for Travelan and other Anadis products to Eastern Europe. Sales coverage is expansive to 150 pharmaceutical warehouses, 15,000 pharmacies and all hospitals in Turkey. BIO-GEN has a team of 67 professional working through 3 distinct business units.

Visit www.bio-gen.net for more information.

Travelan – Natural and Effective

Travelan, a natural, clinically proven therapy is a revolutionary over-the-counter (OTC) preparation scientifically and clinically proven to significantly reduce the risk of getting the medical condition known as travellers' diarrhoea.

Travelan is prepared from naturally derived antibodies against 13 strains of *E. coli* that are the most common cause of travellers' diarrhoea. Travelan is high in antibodies that bind to certain intestinal bacteria and bacterial by-products, and is a not an antibiotic preparation - therefore not associated with the usual negative antibiotic side effects.

Travelan is a natural product that will enable travel with reduced fear of becoming ill due to exposure to *E.coli* bacteria. In hospital clinical trials in the US and Europe, Travelan has shown up to 90% protection against Enterotoxigenic *E. coli* (ETEC), the main cause of Travellers' Diarrhoea.

Potential Additional Gastrointestinal Indications for Travelan

Anadis will be investigating the use of Travelan for additional gastrointestinal therapeutic indications as a result of positive clinical feedback from a number of healthcare providers including medical specialists. This trial is set to begin very shortly, with details published to the market in the coming weeks.

Reports to the company indicate that a number of patients with a range of gastrointestinal conditions, including irritable bowel syndrome (IBS), inflammatory bowel disease (IBD) and ulcerative colitis, have experienced an improvement in some their symptoms (e.g. diarrhoea) whilst taking Travelan to reduce their risk of travellers' diarrhoea.

Travellers Diarrhoea

Travellers' diarrhoea (otherwise known as Delhi Belly, Montezuma's Revenge, Tourist Trots and The Flux etc) is described as the number one health problem for international travellers, in terms of frequency and economic impact. Travellers' diarrhoea is normally accompanied by other clinical features such as nausea, bloating, abdominal cramps and fever. Travelan significantly reduces the risk of being affected in the first instance.


Travelan®
PROTECTION
TRAVELLERS'
DIARRHOEA
30 CAPLETS

Visit our websites: **www.anadis.com.au** and **www.travelan.com**

Anadis – Delivering On The Promise Of Biotechnology

ANADIS

About Anadis Limited:

Anadis, a Melbourne based biopharmaceutical company is focused on Nutraceutical and Pharmaceutical research and development. Anadis is a specialist in the development of bovine colostrum derived products for therapeutic use in humans. Projects include:

Anadis' first commercialised product: **Travelan** is a natural product, which significantly decrease the risk of the medical condition known as Travellers Diarrhoea and the symptoms of gastrointestinal disorders. Travelan is a colostrum preparation, against the common strains of *E.coli* – the most common cause of Travellers.

Travelan has received a "Green Light' for sales in the US and a distributor in Canada has been appointed. Travelan is being considered for other markets including: Singapore, India, Korea, United Arab Emirates, Thailand, Malaysia, South Africa and the UK and EU.

Travelan has recently been potentially identified for additional gastrointestinal indications including Irritable Bowel Syndrome IBS and Inflammatory Bowel Disorder IBD.

For more information please visit www.travelan.com

EV-71 - a bioactive protein based preventative product against Enterovirus 71, a debilitating polio like disease, is one of the viruses that causes 'hand, foot and mouth' or 'slapped cheek' disease. A significant proportion of younger children effected can develop nervous signs such as fits, paralysis and Enterovirus 71 has the potentially to be fatal. Anadis is now preparing colostrum antibodies for commercialisation in an anti-EV71 preventative, set to begin marketing in Taiwan during the northern hemisphere summer of 2007.

A set of **Bio-Defence** and **Respiratory Protection** technologies, a project in conjunction with the Australian Department of Defence and US Bio-Defence Organisations, initially focused on short-term immediate protection from airborne bacteria such as Anthrax and Plague, future civilian applications include Hay Fever and Asthma.

This project is expanding to examine the use of antibodies in providing respiratory protection against **Influenza** virus.

Bio-Shield 10 a range of "bio-shielding" technologies which protect delicate molecules, enzymes and proteins, initially targeted for use in the pro-biotic market.

Development into an **Immune Stimulating Infant Formula** is underway, initially destined for the Asian market.

Pyloran, which has been clinically proven to reduce levels of *H.pylori* bacteria in the stomach and reduce the symptoms of *H.pylori* associated gastritis - Anadis is also in early development of a ***H.pylori* vaccine.**

For further information, please contact:

Conor Graham - Chief Executive Officer
Email: conor.g@anadis.com.au
+61 3 9358 6388
Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
+61 3 9358 6388

ANADIS

ANADIS
LIMITED

November 30th, 2006

Company Announcement Office
Australian Stock Exchange Ltd (ASX)
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find herewith a company announcement **"Trial for Ulcerative Colitis Commences"** for release and distribution to the market immediately.

Yours sincerely

CONOR GRAHAM
Managing Director & CEO

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

ASX Media Release **30 November 2006**

Travelan Clinical Trial for the Treatment of Ulcerative Colitis

Australian developed therapeutic investigated for additional indication

Australian biopharmaceutical company Anadis Limited (ASX:ANX) is pleased to announce the start of a Pilot Study to investigate an additional and commercially broader use for its lead product Travelan. The pilot study, triggered by positive market feedback, will investigate Travelan's role in reducing symptoms of chronic diarrhoea diseases.

Travelan is already available nationally, as an over-the-counter (OTC) pharmaceutical; in pharmacies for the risk reduction of *E.coli* associated Travellers Diarrhoea. Travelan is to be sold early in the new year to international markets including the US, Canada and South Africa, with the first order from Canada already received *(announcement: First International Order for Travelan received 3/11/06).*

Importantly Travelan already has a TGA (Therapeutic Goods Association) approved secondary claim to *"reduce the symptoms of minor gastrointestinal disorders"*.

The Clinical Trial

The clinical trial entitled "Travelan and Ulcerative Colitis Study" will be conducted at St Vincent's Hospital, Melbourne under the supervision of Gastroenterologist Dr William Connell. The study has been designed to directly assess the efficacy of Travelan as an adjunct therapy in mild to moderate Ulcerative Colitis, and further to measure any effects on the inflammatory process in the gastrointestinal tract.

The single arm, open label pilot study with mild to moderate ulcerative colitis will have Travelan added to their current treatments. Any beneficial therapeutic effects of Travelan will be assessed through the use of widely accepted disease activity markers.

The study is to run over approximately 6 months, with results expect by the end of the 2006/07 financial year.

Market Size

Currently there are over 70,000 people with IBD in Australia, while between 1 and 1.4 million people in the United States and 2.2 million people in Europe suffer from these diseases.(Loftus EV Jr. Clinical epidemiology of inflammatory bowel disease: Incidence, prevalence, and environmental influences. Gastroenterology. 2004 May;126(6):1504-17.)

Other chronic diarrhoea diseases such as Irritable Bowel Syndrome have significantly larger markets10-20% of the world's population have symptoms associated with IBS, with predominance in women.

About Inflammatory Bowel Disease: (IBD)

Inflammatory bowel disease is the collective term given to two conditions, namely ulcerative colitis and Crohn's disease. These two disorders, primarily of the lower gastrointestinal tract (large bowel or colon) are characterised by inflammation of the intestine resulting in abdominal pain, diarrhoea (often bloody) and weight loss. The cause of both conditions is unknown although there is increasing evidence that dysfunction between the patients' immune system and the gut flora may play a role in continuing disease activity.

For more information about IBD visit www.thegutsygroup.com.au/

Scientific basis for Travelan in IBD

The scientific basis for using Travelan as a therapy in IBD relates to "hyper-immune" polyclonal antibodies being able to bind to bacterial wall products. Some of these products are believed to continue the persistent inflammation of the gastrointestinal tract that occurs in these conditions.

Travelan – Natural and Effective

Travelan, a natural, clinically proven therapy is a revolutionary over-the-counter (OTC) preparation scientifically and clinically proven to significantly reduce the risk of getting the medical condition known as travellers' diarrhoea and reduce the symptoms of minor gastrointestinal disorders.

Travelan is prepared from naturally derived polyclonal antibodies against 13 strains of *E.coli* that are the most common cause of travellers' diarrhoea. Travelan is high in antibodies that bind to certain intestinal bacteria and bacterial by-products, and is a not an antibiotic preparation - therefore not associated with the usual negative antibiotic side effects.

Travelan is a natural product enabling travel with reduced fear of becoming ill due to exposure to *E.coli* bacteria. In hospital clinical trials in the US and Europe, Travelan has shown up to 90% protection against Enterotoxigenic *E. coli* (ETEC), the main cause of Travellers' Diarrhoea.

Travellers Diarrhoea

Travellers' diarrhoea (otherwise known as Delhi Belly, Montezuma's Revenge, Tourist Trots and The Flux etc) is described as the number one health problem for international travellers, in terms of frequency and economic impact. Travellers' diarrhoea is normally accompanied by other clinical features such as nausea, bloating, abdominal cramps and fever. Travelan significantly reduces the risk of being affected in the first instance.


Travelan
PROTECTION
TRAVELLERS'
DIARRHOEA
30 CAPLETS

Visit our websites: **www.anadis.com.au** and **www.travelan.com**

Anadis – Delivering On The Promise Of Biotechnology

ANADIS

About Anadis Limited:

Anadis, a Melbourne based biopharmaceutical company is focused on Nutraceutical and Pharmaceutical research and development. Anadis is a specialist in the development of bovine colostrum derived products for therapeutic use in humans. Projects include:

Anadis' first commercialised product: **Travelan** is a natural product, which significantly decrease the risk of the medical condition known as Travellers Diarrhoea and the symptoms of gastrointestinal disorders. Travelan is a colostrum preparation, against the common strains of *E.coli* – the most common cause of Travellers.

Travelan has received a "Green Light' for sales in the US and a distributor in Canada has been appointed. Travelan is being considered for other markets including: Singapore, India, Korea, United Arab Emirates, Thailand, Malaysia, South Africa and the UK and EU.

Travelan has recently been potentially identified for additional gastrointestinal indications including Irritable Bowel Syndrome IBS and Inflammatory Bowel Disorder IBD.

For more information please visit www.travelan.com

EV-71 - a bioactive protein based preventative product against Enterovirus 71, a debilitating polio like disease, is one of the viruses that causes 'hand, foot and mouth' or 'slapped cheek' disease. A significant proportion of younger children effected can develop nervous signs such as fits, paralysis and Enterovirus 71 has the potentially to be fatal. Anadis is now preparing colostrum antibodies for commercialisation in an anti-EV71 preventative, set to begin marketing in Taiwan during the northern hemisphere summer of 2007.

A set of **Bio-Defence** and **Respiratory Protection** technologies, a project in conjunction with the Australian Department of Defence and US Bio-Defence Organisations, initially focused on short-term immediate protection from airborne bacteria such as Anthrax and Plague, future civilian applications include Hay Fever and Asthma.

This project is expanding to examine the use of antibodies in providing respiratory protection against **Influenza** virus.

Bio-Shield 10 a range of "bio-shielding" technologies which protect delicate molecules, enzymes and proteins, initially targeted for use in the pro-biotic market.

Development into an **Immune Stimulating Infant Formula** is underway, initially destined for the Asian market.

Pyloran, which has been clinically proven to reduce levels of *H.pylori* bacteria in the stomach and reduce the symptoms of *H.pylori* associated gastritis - Anadis is also in early development of a ***H.pylori* vaccine.**

For further information, please contact:

Conor Graham - Chief Executive Officer
Email: conor.g@anadis.com.au
+61 3 9358 6388
Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
+61 3 9358 6388

ANADIS

ANADIS
LIMITED

December 14th, 2006

Company Announcement Office
Australian Stock Exchange Ltd (ASX)
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find herewith a company announcement **"Anadis Successfully Raises Flu Antibodies"** for release and distribution to the market immediately.

Yours sincerely

CONOR GRAHAM
Managing Director & CEO

ANADIS

ASX Media Release **13 December 2006**

Flu Antibodies Successfully Raised

Influenza program advances to next stage

Australian biopharmaceutical company Anadis Limited (ASX:ANX) is pleased to announce the exciting results of our ability to raise high levels of polyclonal antibodies against key proteins that neutralise flu virus. This important research could provide an alternate and adjunct treatment and a preventative for influenza A virus, aiming at both 'normal' influenza and "bird flu".

Using a proprietary formulation of human flu virus proteins, Anadis scientists have successfully harvested very high antibody levels from dairy colostrum.

Research Program

The Anadis' influenza program leverages technologies developed through the Anadis/DSTO (Defence and Science Technology Organisation) Bio-Defence program for respiratory protection. The program aims to provide passive immunity against influenza A viruses and potentially also treat ongoing infection. Both oral and respiratory delivery of antibodies is to be examined.

Advantages of Antibody Therapy

There are a number of advantages with antibody therapies which provide an important niche for the Anadis technologies:

- Typical Flu vaccine requires 1-3 weeks for a response, where as antibody therapy would provide immediate protection and may also be effective at halting existing infections.
- Due to the nature of polyclonal antibody therapies, flu antibodies have the potential of not being strain specific and can potentially offer protection from those strains not covered in the annual vaccine. This is to be tested in the research program.
- Passive protection of high risk individuals which typically have a lower response to vaccine (eg: >65 years, chronically ill, immuno-suppressed due to drugs or chemotherapy)
- Solution for populations who have high risk for flu complications (eg: diabetics, chronically ill, cancer patients, elderly, carers)
- Alternative for those unwilling to be vaccinated, or in whom current vaccines are a contraindication and for whom other prescription antivirals are unsatisfactory.
- Protection of travellers to high risk locations.
- Can be stockpiled and used by public health, military and emergency response organisations.

Visit our websites: **www.anadis.com.au** and **www.travelan.com**

ANADIS

About Anadis Limited:

Anadis, a Melbourne based biopharmaceutical company is focused on Nutraceutical and Pharmaceutical research and development. Anadis is a specialist in the development of Dairy (bovine) colostrum derived products for therapeutic use in humans. Projects include:

Anadis' first commercialised product: **Travelan** is a natural product, which significantly decreases the risk of the medical condition known as Travellers Diarrhoea and the symptoms of gastrointestinal disorders. Travelan is a colostrum preparation, against the common strains of *E.coli* – the most common cause of Travellers.

Travelan which has received a "Green Light' for sales in North America, now has US and Canadian distributors appointed. Travelan distribution is currently being developed for other markets including: Singapore, India, Korea, United Arab Emirates, Thailand, Malaysia, South Africa and the UK and EU.

Travelan has recently been potentially identified for additional gastrointestinal indications including Irritable Bowel Syndrome IBS and Inflammatory Bowel Disorder IBD.

For more information please visit www.travelan.com

EV-71 - a bioactive protein based preventative product against Enterovirus 71, a debilitating polio like disease, is one of the viruses that causes 'hand, foot and mouth' or 'slapped cheek' disease. A significant proportion of younger children effected can develop nervous signs such as fits, paralysis and Enterovirus 71 has the potentially to be fatal. Anadis is now preparing colostrum antibodies for commercialisation in an anti-EV71 preventative, set to begin marketing in Taiwan during the northern hemisphere summer of 2007.

A set of **Bio-Defence** and **Respiratory Protection** technologies, a project in conjunction with the Australian Department of Defence and US Bio-Defence Organisations, initially focused on short-term immediate protection from airborne bacteria such as Anthrax and Plague, future civilian applications include Hay Fever and Asthma.

This project is expanding to examine the use of antibodies in providing respiratory protection against **Influenza** virus.

Bio-Shield 10 a range of "bio-shielding" technologies which protect delicate molecules, enzymes and proteins, initially targeted for use in the pro-biotic market.

Development into an **Immune Stimulating Infant Formula** is underway, initially destined for the Asian market.

Pyloran, which has been clinically proven to reduce levels of *H.pylori* bacteria in the stomach and reduce the symptoms of *H.pylori* associated gastritis - Anadis is also in early development of a ***H.pylori* vaccine.**

For further information, please contact:

Conor Graham - Chief Executive Officer
Email: conor.g@anadis.com.au
+61 3 9358 6388
Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
+61 3 9358 6388

Anadis – Delivering On The Promise Of Biotechnology

ANADIS

ANADIS
LIMITED

January 17th, 2007

Company Announcement Office
Australian Stock Exchange Ltd (ASX)
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find herewith a company announcement **"Anadis to Establish U.S. Subsidiary"** for release and distribution to the market immediately.

Yours sincerely

CONOR GRAHAM
Managing Director & CEO

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

ASX Media Release **17 January 2007**

Establishing US Subsidiary

<u>US Commercialisation Subsidiary to Capitalise on R&D</u>

Australian biopharmaceutical company Anadis Limited (ASX:ANX) is pleased to announce the signing of an agreement to establish a US subsidiary. This fully owned subsidiary will leverage on the Anadis R&D programs, expanding commercial and research programs, establishing commercial partners and gaining access to public and private funding within the important US market.

Anadis Ltd will utilise the services of BioVance Medical LLC to provide the management for this new entity being established during the first half of 2007, through a primarily options based compensation arrangement. BioVance Medical has experience and expertise in pharmaceutical development and commercialisation and links into the US research and pharmaceutical community and the Israeli clinical trial system.

BioVance Medical will also provide strategic advice in capital raising and funds procurement through private and public equity sources, and research and development granting agencies, particularly in the US. The principals of BioVance Medical LLC have over 35 years of experience between them in the areas of Health Care, Capital Markets and Product Commercialisation.

<u>Programs</u>

The R&D programs to be concentrated on for further expansion into this market include:

- **Influenza A virus program** – focussing on prevention and treatment
- **Nosocomial infections** program - in particular, *Clostridium difficile* and MSRA ("golden staph")
- **BioDefence program** - respiratory protection against anthrax, plague and other bio-warfare agents.
- **Travelan antibodies** for the treatment of inflammatory bowel disease and irritable bowel syndrome (IBD and IBS)

On establishment of the US subsidiary, Anadis will appoint the two principles of BioVance Medical LLC to operate the US subsidiary. Dr. Zeil Rosenberg is to be appointed Managing Director and Dr. Oren Fuerst is to be appointed Chief Financial Officer.

Zeil Rosenberg, MD, MPH

Dr. Rosenberg is a recognized physician-leader and business executive with 20 years of achievement in the global healthcare industry. He served for 8 years at Becton Dickinson & Co. as Worldwide Business Leader and Medical Director for Immunization where he led a dedicated global team responsible for development, commercialization, and marketing of a broad portfolio of specialized medical devices and systems for safe delivery of vaccines. In the bio-defense arena, Dr. Rosenberg led initiatives

for delivery of bio-defense vaccines and solutions for mass immunization, such as for influenza or smallpox, helping bring new products from concept through clinical studies and into the marketplace.

Prior to joining industry, Dr. Rosenberg was National Director, The Children's Health Fund in New York and Director, Family Health, New York State Department of Health. In the international arena, Dr. Rosenberg served as a national health advisor to the Ministry of Health of Indonesia and as AAAS Science and Diplomacy Fellow at USAID in Washington, D.C. He has worked closely with efforts by UNICEF and the American Red Cross in their global immunization initiatives to eliminate neonatal tetanus and measles. Dr. Rosenberg serves as Chairperson, Committee on Terrorism and Emergency Preparedness at the American College of Preventive Medicine and is on the faculty of Columbia University's Mailman School of Public Health.

Dr. Rosenberg is a Specialty Fellow, American Academy of Pediatrics and Fellow, American College of Preventive Medicine. He earned his MD at the University of California, San Francisco and completed his residency at Cornell University Medical Center. He received his MPH in Epidemiology from Columbia University and BA in Economics from Stanford University.

Oren Fuerst, Ph.D.

Dr. Fuerst brings more than 15 years of experience in strategy and capital markets, serving as a senior financial and strategy advisor to several prominent (including Fortune 500) companies and investors in a variety of sectors.

He is the managing director of Strategic Models LLC, an advisory and investment company based in NYC, and of its joint venture BioVance Medical LLC, which is focused on advancing life sciences technologies.

Dr. Fuerst was on the faculty and served as the co-director of the Technology Strategy and Valuation Executive Program at Columbia Business School, where he also lectured on technology strategy and global valuation. He was a faculty member and fellow at the International Center for Finance at the Yale University's School of Management, lecturing and conducting research on International Investments and Management Systems.

Prior to these, he was with the capital markets advisory group of KPMG Israel, and was a feature columnist for leading financial newspapers (including the Financial Times), advising and writing extensively on strategy, technology and investments. He served as a commander in the elite Technology unit of the Israeli Defense Forces (IDF).

Dr. Fuerst is the co-author of the books "From Concept to Wall Street" (Financial Times-Prentice Hall, 2003) and "Startup Companies and Venture Capital" (Tel Aviv University Press, 2001). He holds B.A. degrees in Economics and Accounting from Tel-Aviv University (dual Magna Cum Laude), and both Masters and Ph.D. degrees from Columbia Business School, where his theses were on the topics of game theory and global equity markets.

For further information, please contact:

Conor Graham - Chief Executive Officer
Email: conor.g@anadis.com.au Tel: +61 3 9358 6388
Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au Tel: +61 3 9358 6388

About Anadis Limited:

Anadis, a Melbourne based biopharmaceutical company is focused on Nutraceutical and Pharmaceutical research and development. Anadis is a specialist in the development of Dairy (bovine) colostrum derived products for therapeutic use in humans. Projects include:

Anadis' first commercialised product: **Travelan** is a natural product, which significantly decreases the risk of the medical condition known as Travellers Diarrhoea and the symptoms of gastrointestinal disorders. Travelan is a colostrum preparation, against the common strains of *E.coli* – the most common cause of Travellers.

Travelan which has received a "Green Light' for sales in North America, now has US and Canadian distributors appointed. Travelan distribution is currently being developed for other markets including: Singapore, India, Korea, United Arab Emirates, Thailand, Malaysia, South Africa and the UK and EU.

Travelan has recently been potentially identified for additional gastrointestinal indications including Irritable Bowel Syndrome IBS and Inflammatory Bowel Disorder IBD.

For more information please visit www.travelan.com

EV-71 - a bioactive protein based preventative product against Enterovirus 71, a debilitating polio like disease, is one of the viruses that causes 'hand, foot and mouth' or 'slapped cheek' disease. A significant proportion of younger children effected can develop nervous signs such as fits, paralysis and Enterovirus 71 has the potentially to be fatal. Anadis is now preparing colostrum antibodies for commercialisation in an anti-EV71 preventative, set to begin marketing in Taiwan during the northern hemisphere summer of 2007.

A set of **Bio-Defence** and **Respiratory Protection** technologies, a project in conjunction with the Australian Department of Defence and US Bio-Defence Organisations, initially focused on short-term immediate protection from airborne bacteria such as Anthrax and Plague, future civilian applications include Hay Fever and Asthma.

This project is expanding to examine the use of antibodies in providing respiratory protection against **Influenza** virus.

Bio-Shield 10 a range of "bio-shielding" technologies which protect delicate molecules, enzymes and proteins, initially targeted for use in the pro-biotic market.

Development into an **Immune Stimulating Infant Formula** is underway, initially destined for the Asian market.

Pyloran, which has been clinically proven to reduce levels of *H.pylori* bacteria in the stomach and reduce the symptoms of *H.pylori* associated gastritis - Anadis is also in early development of a ***H.pylori* vaccine.**

Anadis – Delivering On The Promise Of Biotechnology

Visit our websites: **www.anadis.com.au** and **www.travelan.com**

ANADIS

ANADIS
LIMITED

15 November, 2007.

The Company Announcement Office,
Australian Stock Exchange Limited,
Sydney. NSW.

Subject: Appendix 3B.

The following Appendix 3B reflects the issue of 'qualifying shares' under an employee share paln.

Anadis Limited

David Woods
Company Secretary

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ANADIS LIMITED

ABN

80 063 114 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Employee shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	78,750 fully paid employee shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, subject only to a three year holding lock
5	Issue price or consideration	26.6 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on 13 February, 2007 pursuant to an employee share scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
98,267,403	Ordinary

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
100,000	ANXAB
250,000	ANXAC
100,000	ANXAD
100,000	ANXAE
100,000	ANXAF
862,069	ANXAG
78.750	Employee shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)? [ ]

33 +Despatch date [ ]

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 February, 2007.
(Secretary)

Print name: David Woods

== == == == ==

ANADIS
LIMITED

February 16th, 2007

Company Announcement Office
Australian Stock Exchange Ltd (ASX)
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find herewith a company announcement **"Company Portfolio Presentation"** for release and distribution to the market immediately.

Yours sincerely

CONOR GRAHAM
Managing Director & CEO

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

ANADIS LIMITED

Company Portfolio Presentation

February 2007

ANADIS LIMITED

Company overview

- Australian Biotechnology company
- Research and products;
  - ❖ providing "passive immunity" and treatment to a range of important infectious and immune depleting diseases and,
  - ❖ developing novel ingredients to improve the functionality of foods
- Functional / Health food contract manufacturing facility

ANADIS LIMITED

At market product: Travelan®

Product

Travelan

Helps prevent *E.coli* caused "Travellers'" Diarrhoea

Symptoms include:

- *Diarrhoea*
- *Vomiting*
- *Nausea*
- *Bloating and,*
- *Stomach cramps*

No comparable oral product.

Opportunities

Partner with us to market for;

- Travel within Asia.
- Travel between regions.
- Travel to Asia by westerners.
- Travel by Asians to medium - high health risk destinations
- Beijing Olympics.
  - IOC has accepted the use of product and Australian sporting team acceptance already in place
  - Product launch in Canada & USA in 2007

ANADIS LIMITED

Market potential for Travelan

Asian market potential exceeds US$300 million

Assumptions:

- Based on US$20 retail price per pack
- Conservative estimate of 150 million travellers to, or travel within region, plus travel from region to medium – high risk locations (135 million tourist* arrivals alone to the region)
- 10% customer uptake

* Statistics according the UNWTO
(United Nations World Tourism Organisation)

ANADIS LIMITED

Near term product: EVProtec

Product

EVProtec

Neutralising antibodies against Human Enterovirus 71

Disease affects children, predominantly < 6 years old

Symptoms :
Range from mild fever – death

No comparable oral product

Opportunities

Partner with us to market in;

- Greater China region
- Malaysia
- Philippines
- Singapore
- South Korea
- Thailand and,
- Vietnam

ANADIS LIMITED

Market potential for EV-71

Market potential exceeds 1 Billion doses

Assumptions:

- Conservative estimate of 45 million children < 6 years old in countries / territories which could afford product
- 20% customer uptake
  (Based on Fear factor / Good parenting - excluding outbreak panic buying)
- Product uptake over 100 days of Summer (high risk season)

Additional markets;

- Older children still at risk (reported deaths up to 16 years old)
- Family & caregivers of at risk group can be carriers, so may also take product

ANADIS LIMITED

Mid term product opportunities

Product

Pyloran

H. pylori neutralising antibodies to significantly reduce the infection, and as an adjunct therapy for ulcer treatment.

Small Phase II human clinical trial successfully completed.

Vaccine candidate work proceeding well.

Partner required with the capability to bring product to market. *(Potential for "spin off")*

Opportunities

1 Gastrointestinal (GI) issue throughout Asia and a problem in the western world

Prevalent in at least 50% of adults, though level of symptoms vary.

E.g.,
Korea > 20 million
Japan ≈ 50 million
US ≈ 108 million
UK, France, Italy ≈ 70 million

ANADIS LIMITED

Mid term product opportunities

Product

Travelan IBD

- For the treatment and reduction of symptoms associated with Inflammatory Bowel Disease, Crohn's disease and Ulcerative Colitis

Trial in progress, to be completed by September 2007.

No comparable oral product

Opportunities

Market sizes (patients):
>70,000 in Australia
>1,000,000 in USA
>2,200,000 throughout EU
Emerging issue in Asia, especially India

(NB: Long term patient use)

ANADIS LIMITED

R&D pipeline

Program	Opportunities
Influenza A Virus: (epidemic “common” and pandemic “bird flu”)	Inhalable antibodies for the treatment and prevention of flu.
Nosocomial Disease: Antibiotic resistant, hospital acquired bacterial infections.	*C. Difficile* MRSA (Golden Staphylococcus)
Vaccines: Development & delivery systems	Bioshield 10 - oral delivery of vaccines and, *H.Pylori* vaccine
Functional Food additives: with I.P protection	Delivering specific antibodies and natural anti-oxidants

ANADIS
LIMITED

Summary

- Our vision is to utilise our Platform Technologies to make a positive contribution to human health and well being
- Develop products with a large market potential
- Have unique and proven technology, protected by patents
- Conduct R&D which is cost effective, cutting edge and flexible
- Actively seek strategic partnership opportunities

ANADIS
LIMITED

28 February, 2007.

Company Announcement Office,
Australian Stock Exchange Ltd.,
4 th Floor, 20 Bridge Street,
Sydney. NSW. 2000

Appendix 4D & Chairman's Half-Yearly Report, 31 December, 2006.

Dear shareholder,

The Board of Anadis Limited has decided to sell its building at Campbellfield, Melbourne, to release approximately $1.2 million in cash for the Company's use. Anadis will lease the building back at market rates.

The cash injection should ensure that the necessary expenditure for our Enterovirus 71 project will be available as and when required.

On other fronts, our research projects – including our research into influenza and nosicomial diseases – continue successfully.

Nutraceutical initiatives have attracted interest from a major food company. Discussions are at an advanced stage.

Our manufacturing business is proceeding well, and we are attracting new clients. It continues to generate reasonable margins to help fund our research.

The Board of Anadis Limited is conducting a strategic review of the Company and its operations, the results of which will be reported to shareholders in due course.

Regards,

Philip Molyneux.
Chairman

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

ASX Half-year information – 31 December 2006.

Lodged with the ASX under Listing Rule 4.2A.
This information should be read in conjunction with the 30 June 2006 Annual Report.

Contents

Results for Announcement to the Market

				$
Revenue from ordinary activities *(Appendix 4D item 2.1)*	down	3.8%	to	2,383,581
Profit/(loss) from ordinary activities after tax attributable to members *(Appendix 4D item 2.2)*	down	38.0%	to	(1,252,128)
Net profit/(loss) for the period attributable to members *(Appendix 4D item 2.3)*	down	38.0%	to	(1,252,128)

Dividends/distributions *(Appendix 4D item 2.4)*	Amount per security	Franked amount per security
Final dividend *(prior year)*	Nil	Nil
Interim dividend	Nil	Nil

Record date for determining entitlements to the interim dividend *(Appendix 4D item 2.5)*: N/A

Explanation of Revenue *(Appendix 4D item 2.6)*

Revenue is down due to lower research and development funding and lower interest received on cash deposits.

Sales of goods $2,077,488 represented the largest contribution (87.2%) to revenue. Additional revenue received comprised $257,670 in outside research and development funding and $48,423 interest received on cash deposits.

Explanation of Profit/(loss) from ordinary activities after tax *(Appendix 4D item 2.6)*

The reduction in the loss (38.0%) from the previous year is primarily due to lower marketing costs.

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Anadis Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Your directors present their report on Anadis Limited for the half-year ended 31 December, 2006.

Directors

The following persons were directors of Anadis Limited during the half-year and up to the date of this report:

Philip G. Molyneux (Chairman),
Conor J. Graham (Managing Director & CEO),
Dr. Peter J. Jenkins,
Arie L. Nudel,
Prof Roy Robins-Browne, and
Roman Zwolenski

Review of operations and results

The directors are pleased to report that in the six months to 31 December, 2006, a number of important milestones were achieved. These achievements are set out in the accompanying letter to the Australian Stock Exchange Ltd., signed by the Chairman and dated 28 February, 2007.

Auditors Independence

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 6.

Signed in accordance with a resolution of the directors.

P. Molyneux	C. Graham
Director.	Director

Melbourne,
28 February, 2007.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone +61 3 8603 2869

Auditor's Independence Declaration

As lead auditor for the audit of Anadis Limited for the half year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Anadis Limited during the period.

Anton Linschoten

Partner
PricewaterhouseCoopers

Melbourne
28 February 2007

ANADIS Limited
Income Statements
For the half-year ended 31 December 2006

	Half-year 2006	Half-year 2005
	$	$
Revenue from continuing operations	2,077,488	2,066,925
Other income	306,093	411,129
Raw materials and consumables used	(1,394,221)	(1,321,669)
Employee benefits expense	(1,227,911)	(1,215,321)
Depreciation	(80,222)	(85,492)
Finance costs	-	-
Research and development – external	(309,963)	(348,375)
Factory overheads	(93,830)	(107,608)
Directors' fees	(117,500)	(117,500)
Shareholder relations	(98,527)	(105,110)
Travel expenses	(44,532)	(70,031)
Product marketing - external	(76,066)	(913,915)
Consultants costs	(2,710)	(56,743)
Corporate and administrative expenses	(190,227)	(157,446)
Loss before income tax	(1,252,128)	(2,021,156)
Income tax benefit	-	-
Loss from continuing operations	(1,252,128)	(2,021,156)
Net loss for the half year	(1,252,128)	(2,021,156)
Loss attributable to members of Anadis Limited	(1,252,128)	(2,021,156)
	Cents	**Cents**
Loss per share for the loss from continuing operations attributable to the ordinary equity holders of the company		
Basic earnings per share	(1.27)	(2.18)
Diluted earnings per share	(1.27)	(2.18)
Loss per share attributable to the ordinary equity holders of the company		
Basic earnings per share	(1.27)	(2.18)
Diluted earnings per share	(1.27)	(2.18)

The above Income Statements should be read in conjunction with the accompanying notes.

ANADIS Limited
Balance Sheets
As at 31 December 2006

	31 December 2006	30 June 2006
	$	$
ASSETS		
CURRENT ASSETS		
Cash & cash equivalents	1,119,268	1,434,265
Receivables	965,310	815,670
Held to maturity Investments	-	1,100,000
Inventories	1,698,122	1,589,705
Other assets	49,929	58,805
	3,832,629	4,998,445
Assets classified as held for sale	862,605	-
TOTAL CURRENT ASSETS	4,695,234	4,998,445
NON-CURRENT ASSETS		
Property, plant and equipment	697,198	1,626,806
TOTAL NON-CURRENT ASSETS	697,198	1,626,806
TOTAL ASSETS	5,392,432	6,625,251
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	1,091,363	1,181,920
Provisions	60,791	53,239
Other	237,441	151,325
TOTAL CURRENT LIABILITIES	1,389,595	1,386,484
NON-CURRENT LIABILITIES		
Provisions	74,204	60,120
TOTAL NON-CURRENT LIABILITIES	74,204	60,120
TOTAL LIABILITIES	1,463,799	1,446,604
NET ASSETS	3,928,633	5,178,647
EQUITY		
Contributed equity	18,729,796	18,729,796
Reserves	80,319	78,205
Accumulated losses	(14,881,482)	(13,629,354)
TOTAL EQUITY	3,928,633	5,178,647

The above Balance Sheets should be read in conjunction with the accompanying notes

ANADIS Limited
Statements of Changes in Equity
For the half-year ended 31 December, 2006

	Half-year 2006	2005
Total equity at the beginning of the half-year	5,178,647	6,958,398
Net income recognised directly in equity		
(Loss) for the half-year	(1,252,128)	(2,021,156)
Total recognised income and expense for the period	(1,252,128)	(2,021,156)
Transactions with equity holders in their capacity as equity holders:		
Contributions of equity, net of transaction costs (note 3)	-	113,000
Share options	2,114	32,688
	2,114	145,688
Total equity at the end of the half-year	3,928,633	5,082,930

The above Statements of Changes in Equity should be read in conjunction with the accompanying notes

ANADIS Limited
Cash Flow Statements
For the half-year ended 31 December 2006

	Half-year	
	2006	2005
	Inflow / (Outflow)	Inflow / (Outflow)
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers (inclusive of goods and services tax)	2,167,759	2,300,753
Payments to suppliers and employees (inclusive of goods and services tax)	(3,952,465)	(4,778,794)
	(1,784,706)	(2,478,041)
Interest received	16,261	76,253
Grants received	364,553	191,734
R&D tax refund	-	-
Interest paid	-	-
Net Cash (outflow) from Operating Activities	(1,403,892)	(2,210,054)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(13,219)	(58,916)
Proceeds from maturing debentures	1,100,000	2,097,217
Investment in debentures	-	-
Net Cash inflow/(outflow) from Investing Activities	1,086,781	2,038,301
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares & other equities	2,114	145,688
Share placement costs	-	-
Net Cash inflow from Financing Activities	2,114	145,688
Net increase/(decrease) in cash & cash equivalents	(314,997)	(26,065)
Cash and cash equivalents at beginning of financial year	1,434,265	178,660
Cash and cash equivalents at the end of the half-year	1,119,268	152,595

The above Cash Flow Statements should be read in conjunction with the accompanying notes.

Note 1. Summary of significant accounting policies

Basis of preparation

This general purpose financial report for the interim half-year reporting period 31 December, 2006 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001.*

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report of the year ended 30 June, 2006 and any public announcements made by Anadis Limited during the interim reporting period with the continuous disclosure requirements of the *Corporations Act 2001.*

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Going concern
At 31 December, 2006 the Company's cash and investments were approximately $1.1 million and for the six months end 31 December, 2006 the Company experienced operating losses of $1.2 million and operating net cash outflows of $1.4 million. As a result of the continuing losses and cash outflows from operations the Directors have assessed the Company's ability to continue as a going concern and to pay its debts as and when they fall due.

The Company's ability to fund its operations is dependent upon obtaining income from the commercialisation of its research and development projects, supplemented by contract manufacturing and grant incomes, and from the raising of additional capital through new sources of financing. Ultimately, the Company's continuation as a going concern is dependent upon achieving profitable operations through the successful commercialisation of its products and technology.

As a result of the difficulty in predicting the timing and quantum of income from the commercialization of its products and technology, including Travelan and EV71, there is significant uncertainty as to whether the Company will be able to continue as a going concern and realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

However, the Directors are confident that the Company's planned initiatives will be successfully achieved during the next 12 months providing access to adequate financial resources. Specifically, in July 2006 the Company signed a further two year contract with Aussie Bodies ensuring a supplementary income flow from contract manufacturing, in August 2006 the Company signed contracts for the distribution of *Travelan* internationally. Furthermore, the Company has a history of successful capital raising, including the raising of $1.6 million in June 2006, and the Directors are confident of the Company's ability to raise further capital.

The board of Anadis Limited has decided to sell its building at Campbellfield, Melbourne, to release approximately $1.2 million in cash for the company's use. Anadis will lease the building back at market rates.

Also in February, 2007 the Company received a R&D tax refund of $282,524.

Accordingly, the Directors have prepared the financials on a going concern basis. As such, the financial statements do not include any adjustments as to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the entity not continue as a going concern.

Note 2. Segment information

Geographical Segment:

The Company operates in one geographic segment, Australia.

Business Segment:

The Company operates in two business segments being the conduct of Research & Development activities and manufactures health foods.

Half year 2006	$ Manufacturing	$ Research & Development	$ Unallocated	$ Total
Sales to external customers	2,077,488	-	-	2,077,488
Interest revenue	-	-	48,423	48,423
Other income	-	257,670	-	257,670
Total segment revenue & income	2,077,488	257,670	48,423	2,383,581
Segment result	131,723	(551,038)	(832,813)	(1,252,128)
Taxation	-	-	-	-
Profit/(Loss) after tax	131,723	(551,038)	(832,813)	(1,252,128)
Segment assets	3,839,965	237,095	1,315,372	5,392,432
Segment liabilities	667,685	435,194	360,920	1,463,799
Depreciation	46,208	20,748	13,266	80,222
Other non-cash expense	(861)	(681)	11,713	10,171
Acquisition of non-current segment assets	6,919	-	6,300	13,219

Note 2. Segment information (continued)

Half year 2005	$ Manufacturing	$ Research & Development	$ Unallocated	$ Total
Sales to external customers	2,066,925	-	-	2,066,925
Interest revenue	-	-	67,114	67,114
Other income	-	344,015	-	344,015
Total segment revenue & income	2,066,925	344,015	67,114	2,478,054
Segment result	(620,412)	(519,977)	(880,767)	(2,021,156)
Taxation	-	-	-	-
Profit/(Loss) after tax	(620,412)	(519,977)	(880,767)	(2,021,156)
Segment assets	3,694,622	365,789	1,742,208	5,802,619
Segment liabilities	249,953	173,619	296,116	719,689
Depreciation	47,396	24,471	13,625	85,492
Other non-cash expense	(12,733)	7,065	55,431	49,764
Acquisition of non-current segment assets	44,276	443	14,197	58,916

Segment information is prepared in conformity with the current accounting policy and the accounting standard AASB 114 Segment Reporting

Note 3. Equity securities issued

	2006 Shares	2005 Shares	2006 $	2005 $
Issue of ordinary shares during the half-year				
Exercise of options issued to contractor	-	100,000	-	25,500
Exercise of options issues under the Anadis Executive Share Option Plan No. 1	-	250,000	-	87,500
Cancellation of shares held in escrow for an entity in which Mr. Graham is a related party	-	-644,277	-	-
	-	-294,277	-	113,000

Note 4. Events occurring after the balance sheet date

1. **On 17 January, 2007 the Company announced 'US Commercialisation Subsidiary to Capitalise on R&D'**. The Company will utilise the services of Bio Vance Medical LLC to provide the management for this new entity being established during the first half of 2007, through a primarily options based compensation arrangement .
2. **Research & Development tax refund.** On the 8 February, 2007 the Company received a R&D tax refund for the 2005/06 year totalling $282,524.40.
3. **Issue of employee qualifying shares.** On 13 February, 2007 the Board issued a total of 78,750 fully paid shares to employees under an Employee Share Plan at a deemed price of 26.6 cents per share.

In the Directors' opinion:

(a) the financial statements and notes set out on pages 5 to 13 are in accordance with the *Corporations Act* 2001, including;

1. complying with Accounting Standards, the *Corporations Regulations* 2001 and other mandatory professional reporting requirements; and
2. giving a true and fair view of the Company's financial position as at 31 December 2006 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half year ended on that date. and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

P Molyneux	C Graham
Director	Director

Melbourne
28 February 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone +61 3 8603 1000

INDEPENDENT AUDITOR'S REVIEW REPORT

to the members of Anadis Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Anadis Limited, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for Anadis Limited (the company).

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the company's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Anadis Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

PRICEWATERHOUSECOOPERS

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Anadis Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the company's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001.*

Material Uncertainty Regarding Continuation as a Going Concern

Without qualification to the conclusion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1, there is significant uncertainty whether the company will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

PricewaterhouseCoopers

Anton Linscholen
Partner

Melbourne
28 February 2007

NTA Backing *(Appendix 4D item 3)*

	2006	2005
Net tangible asset backing per ordinary share	$0.04	$0.05

ANADIS

Company announcement

Final EV-71 antibodies highly effective

Quality control results, dosage size and packaging update

Tuesday 20 March 2007

Anadis (ASX:ANX) today announced that it has completed the quality control (QC) analysis of the colostrum containing high levels of Enterovirus-71 antibodies for the company's EV-71 preventative.

The samples from the initial processed product show highly effective neutralisation of the Enterovirus 71 virus in laboratory analysis.

Approximately 19,000 litres of liquid colostrum is to be processed. It is anticipated that this will produce almost 1,600 kilograms of Enterovirus-71 antibody-rich colostrum. This has the capability to produce more than 10.5 million doses of the preventative due to the high efficacy of the antibodies.



The product is designed to be used during the high-risk season and will be sold in packages containing 30 sachets. Anadis has the potential to produce more than 350,000 packages of the preventative, to be marketed as an export-only product under the trade name EVProtec.

This result is a credit to the dedicated scientific team and clearly demonstrates Anadis' ability to deliver antibodies against a virus from a laboratory scale up to a commercially viable product. Animal efficacy trials are progressing well and results will be released to market upon completion.

For further information, please contact:

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au Tel: +61 3 9358 6388

ANADIS

Dr Grant Rawlin – Head of R&D
Email: grant.r@anadis.com.au Tel: +61 3 9358 6388

Richard Allen – Media
Email: richard@oxygenpr.com.au. Tel: +61 3 9915 6341

About Anadis Limited:

Anadis, a Melbourne-based biopharmaceutical company, is focused on Nutraceutical and Pharmaceutical research and development. Anadis is a specialist in the development of dairy (bovine) colostrum-derived products for therapeutic use in humans. Projects include:

Anadis' first commercialised product: **Travelan** is a natural product, which significantly decreases the risk of the medical condition known as Travellers Diarrhoea and the symptoms of gastrointestinal disorders. Travelan is a colostrum preparation, against the common strains of *E. coli* – the most common cause of Travellers Diarrhoea.

Travelan, which has been approved for distribution in North America, now has US and Canadian distributors appointed. Travelan distribution is currently being developed for other markets including: Singapore, India, Korea, United Arab Emirates, Thailand, Malaysia, South Africa and the UK and EU.

Travelan has recently been potentially identified for additional gastrointestinal indications including Irritable Bowel Syndrome and Inflammatory Bowel Disorder.

For more information please visit www.travelan.com

EV-71 – a bioactive protein based preventative product against Enterovirus 71, a debilitating polio-like disease – is one of the viruses that causes 'hand, foot and mouth' or 'slapped cheek' disease. A significant proportion of younger children effected can develop nervous signs such as fits and paralysis. Enterovirus 71 can be fatal. Anadis is preparing colostrum antibodies for commercialisation in an anti-EV71 preventative, set to begin marketing in Taiwan during the northern hemisphere summer of 2007.

A set of **Bio-Defence** and **Respiratory Protection** technologies – a project in conjunction with the Australian Department of Defence and US Bio-Defence Organisations – initially focused on short-term immediate protection from airborne bacteria such as anthrax and plague. Future civilian applications include hay fever and asthma.

This project is expanding to examine the use of antibodies in providing respiratory protection against **Influenza** virus.

Bio-Shield 10 a range of bio-shielding technologies which protect delicate molecules, enzymes and proteins, initially targeted for use in the pro-biotic market.

Development into an **Immune Stimulating Infant Formula** is underway, initially destined for the Asian market.

Pyloran, which has been clinically proven to reduce levels of *H. pylori* bacteria in the stomach and reduce the symptoms of *H. pylori* associated gastritis. Anadis is also in early development of an ***H .pylori* vaccine.**

Anadis – Delivering on the Promise of Biotechnology

Visit our websites: **www.anadis.com.au** and **www.travelan.com**

ANADIS

ANADIS

Company Announcement

Anadis to pursue Project Ectoplasm, for the containment and decontamination of hazardous materials

Thursday 22 March 2007

Anadis Limited (ASX:ANX) today announced that it is developing – in conjunction with Australian emergency response agencies, a major Australian Metropolitan Fire Brigade and the Defence Science and Technology Organisation – a system for the containment and decontamination of hazardous materials.

The system will use a gel-like substance, combined with an active agent such as Anadis' anti-anthrax antibodies, for use by emergency service first responders at the scene of an incident.

The gel will be sprayed on to the affected area, containing the damage. The antibodies will detect dangerous material and decontaminate the area. The gel is formed when the antibody preparation and the polymer concentrate – in either powder or liquid form – is fed into water spray via, for example, a backpack or fire-extinguisher-type unit.

Anadis has been working on the technology for more than a year and plans to have a first generation product on the market within 2 years. The company believes the product will generate significant international demand.

Anadis believes recent incidents worldwide have increased the need for such a technology. One such incident occurred in the United States in 2001, when letters containing anthrax bacteria were mailed to several news media offices and two US Senators, killing five people and causing illness among 17 others.

Anadis, a world leader in the production of specific antibodies with commercially-proven production systems, has developed this program to utilise relatively low-cost, bulk specific antibodies in non-conventional applications.

This program has been named Project Ectoplasm as it relates to the delivery method of a technology through the use of a hydrogel medium.

Anadis believes the technology will provide a safer and significantly more effective method in dealing with hazardous materials resulting from, for example, an incident of deliberate contamination via a terrorism, or bio-terror event. These materials can include, but are not limited to, bacteria (anthrax and plague), viruses and toxins (botulinum and ricin toxins).

Key advantages of this program are:

- Flexible system for dealing with large scope of contaminant emergency response situations.
- Federal Government and Response Agency support.
- Large global market among emergency response agencies.
- Highly reduced risk for emergency response personnel.
- Safer methods of containment.
- Decreased risk in contamination spread (eg through air ducts)
- Patent protected technology.

For further information, please contact:

Dr Grant Rawlin - Head of R&D
Email: grant.r@anadis.com.au Tel: +61 3 9358 6388

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au Tel: +61 3 9358 6388

Richard Allen – Media
Email: richard@oxygenpr.com.au, Tel: +61 3 9915 6341

ANADIS

About Anadis Limited:

Anadis, a Melbourne-based biopharmaceutical company, is focused on Nutraceutical and Pharmaceutical research and development. Anadis is a specialist in the development of dairy (bovine) colostrum-derived products for therapeutic use in humans. Projects include:

Anadis' first commercialised product: **Travelan** is a natural product, which significantly decreases the risk of the medical condition known as Travellers Diarrhoea and the symptoms of gastrointestinal disorders. Travelan is a colostrum preparation, against the common strains of *E. coli* – the most common cause of Travellers Diarrhoea.

Travelan, which has been approved for distribution in North America, now has US and Canadian distributors appointed. Travelan distribution is currently being developed for other markets including: Singapore, India, Korea, United Arab Emirates, Thailand, Malaysia, South Africa and the UK and EU.

Travelan has recently been potentially identified for additional gastrointestinal indications including Irritable Bowel Syndrome and Inflammatory Bowel Disorder.

For more information please visit www.travelan.com

EV-71 – a bioactive protein based preventative product against Enterovirus 71, a debilitating polio-like disease – is one of the viruses that causes 'hand, foot and mouth' or 'slapped cheek' disease. A significant proportion of younger children effected can develop nervous signs such as fits and paralysis. Enterovirus 71 can be fatal. Anadis is preparing colostrum antibodies for commercialisation in an anti-EV71 preventative, set to begin marketing in Taiwan during the northern hemisphere summer of 2007.

A set of **Bio-Defence** and **Respiratory Protection** technologies – a project in conjunction with the Australian Department of Defence and US Bio-Defence Organisations – initially focused on short-term immediate protection from airborne bacteria such as anthrax and plague. Future civilian applications include hay fever and asthma.

This project is expanding to examine the use of antibodies in providing respiratory protection against **Influenza** virus.

Bio-Shield 10 a range of bio-shielding technologies which protect delicate molecules, enzymes and proteins, initially targeted for use in the pro-biotic market.

Development into an **Immune Stimulating Infant Formula** is underway, initially destined for the Asian market.

Pyloran, which has been clinically proven to reduce levels of *H. pylori* bacteria in the stomach and reduce the symptoms of *H. pylori* associated gastritis. Anadis is also in early development of an ***H .pylori* vaccine.**

Anadis – Delivering on the Promise of Biotechnology

Visit our websites: **www.anadis.com.au** and **www.travelan.com**

ANADIS

ANADIS

Company Announcement

Departure of CEO

Thursday 12 April 2007

Anadis Limited today announces the departure of Chief Executive Officer and Managing Director, Conor Graham.

Board member and director Roman Zwolenski has been appointed Executive Director to lead the management team in the short term.

The board is progressing with the search process for a CEO with relevant international commercial experience to represent and lead the commercialisation of Anadis' local research and technology, pursue the EV71 anti-virus product opportunity in Taiwan, and consolidate the progress being made in the company's new research venture in the United States of America.

Philip Molyneux
Chairman

For further information, please contact:

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au Tel: +61 3 9358 6388

Roman Zwolenski – Executive Director
Email: roman.z@anadis.com.au Tel: +61 3 9358 6388

ANADIS

RECEIVED

2007 OCT 19 P 4:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANADIS

Company Announcement

Sale and Lease back of Premises

Thursday 12 April 2007

Anadis Ltd (ASX:ANX) has entered in to an unconditional contract for the sale and lease-back of its premises at 4 Capital Link Drive in Campbellfield, Melbourne. A sale price of $1.2 million for the property was achieved.

This sale is part of the strategic review currently being undertaken at Anadis.

Anadis has a 5+5 year lease on the property and believes that this provides the flexibility and freedom which will enable Anadis to capitalise on the value of its products and research, rather than have value locked up in static assets.

The proceeds will be used to further the commercialisation of our Enterovirus 71 preventative, expand the "Ectoplasm" program, and hasten our continued expansion into the US focused on the development of high value therapies for large markets with unmet needs through international research and clinical efforts.

For further information, please contact:

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au Tel: +61 3 9358 6388

Roman Zwolenski – Executive Director
Email: roman.z@anadis.com.au Tel: +61 3 9358 6388

ANADIS

About Anadis Limited:

Anadis, a Melbourne based biopharmaceutical company is focused on Nutraceutical and Pharmaceutical research and development. Anadis is a specialist in the development of Dairy (bovine) colostrum derived products for therapeutic use in humans. Projects include:

Anadis' first commercialised product: **Travelan** is a natural product, which significantly decreases the risk of the medical condition known as Travellers Diarrhoea and the symptoms of gastrointestinal disorders. Travelan is a colostrum preparation, against the common strains of *E.coli* – the most common cause of Travellers.

Travelan which has received a "Green Light' for sales in North America, now has US and Canadian distributors appointed. Travelan distribution is currently being developed for other markets including: Singapore, India, Korea, United Arab Emirates, Thailand, Malaysia, South Africa and the UK and EU.

Travelan has recently been potentially identified for additional gastrointestinal indications including Irritable Bowel Syndrome IBS and Inflammatory Bowel Disorder IBD.

For more information please visit www.travelan.com

EV-71 - a preventative product containing a bioactive protein against Enterovirus 71, a virus that causes a debilitating polio-like illness as well as hand, foot and mouth disease. Young children are particularly vulnerable to infection with Enterovirus 71 with a significant number fatal cases. Anadis is now preparing colostrum antibodies for commercialisation in an anti-EV71 preventative, set to begin marketing in Taiwan during the northern hemisphere summer of 2007.

Ectoplasm Program – A project in conjunction with Australian emergency response agencies, including the Defence Science and Technology Organisation, developing a system for the containment and decontamination of hazardous materials, using a gel-like substance, combined with an active agent such as Anadis' anti-anthrax antibodies, for use by emergency service first responders at the scene of an incident.

A set of **Bio-Defence** and **Respiratory Protection** technologies, a project in conjunction with the Australian Department of Defence and US Bio-Defence Organisations, initially focused on short-term immediate protection from airborne bacteria such as Anthrax and Plague, future civilian applications include Hay Fever and Asthma.

This project is expanding to examine the use of antibodies in providing respiratory protection against **Influenza** virus.

Bio-Shield 10 a range of "bio-shielding" technologies which protect delicate molecules, enzymes and proteins, initially targeted for use in the pro-biotic market.

Development into an **Immune Stimulating Infant Formula** is underway, initially destined for the Asian market.

Pyloran, which has been clinically proven to reduce levels of *H.pylori* bacteria in the stomach and reduce the symptoms of *H.pylori* associated gastritis - Anadis is also in early development of a ***H.pylori* vaccine.**

Anadis – Delivering On The Promise Of Biotechnology

Visit our websites: **www.anadis.com.au** and **www.travelan.com**

ANADIS

ANADIS
LIMITED

12 April, 2007.

The Company Announcement Office,
Australian Stock Exchange Limited,
Sydney. NSW.

Subject: Appendix 3Y

We forward the following Appendix 3Y's for directors;
PG Molyneux,
PJ Jenkins,
CJ Graham, and
R. Robins-Browne.

Anadis Limited

David Woods
Company Secretary

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	ANADIS LIMITED
ABN: 80 063 114 045	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Philip G. Molyneux
Date of last notice	17 November, 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A	
Date of change	11 November, 2006.	
No. of securities held prior to change	350,000	250, 000
Class	Unlisted Options	Fully paid shares
Number acquired	Nil	Nil
Number disposed	350,000	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A	
No. of securities held after change	Nil	250,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Unlisted options expired without being exercised as per ASX 3B announcement 16 November, 2006	

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: **ANADIS LIMITED**	
ABN: **80 063 114 045**	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter J. Jenkins
Date of last notice	17 November, 2003.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A	
Date of change	11 November, 2006.	
No. of securities held prior to change	250,000	1,400,000
Class	Unlisted Options	Fully paid shares
Number acquired	Nil	Nil
Number disposed	250,000	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A	
No. of securities held after change	Nil	1,400,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Unlisted options expired without being exercised as per ASX 3B announcement 16 November, 2006	

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: **ANADIS LIMITED**	
ABN: **80 063 114 045**	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Conor J. Graham
Date of last notice	15 December, 2005.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Fully paid shares held in various names as previously advised
Date of change	14 November 2006
No. of securities held prior to change	750,000 976,250 2,478,163
Class	Unlisted Options (direct) Fully paid shares (direct)
Number acquired	Nil Nil Nil
Number disposed	750,000 Nil Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	Nil 976,250 2,478,163
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Unlisted options expired without being exercised as per ASX 3B announcement 16 November, 2006

[illegible]
in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: **ANADIS LIMITED**	
ABN: **80 063 114 045**	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roy Robins-Browne
Date of last notice	17 November, 2003.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Fully paid shares held by super fund as previously advised	
Date of change	11 November, 2006	
No. of securities held prior to change	250,000	15,0000
Class	Unlisted Options (direct)	Fully paid shares (indirect)
Number acquired	Nil	Nil
Number disposed	250,000	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A	
No. of securities held after change	Nil	15,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Unlisted options expired without being exercised as per ASX 3B announcement 16 November, 2006	

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ANADIS
LIMITED

17 April, 2007.

The Company Announcement Office,
Australian Stock Exchange Limited,
Sydney. NSW.

Subject: Appendix 3Z

We forward the following Appendix 3Z for director CJ Graham

Anadis Limited

David Woods
Company Secretary

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

Rule 3.19A.2

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ANADIS LIMITED	
ABN 80 063 114 045	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Conor John GRAHAM
Date of last notice	12 April, 2007.
Date that director ceased to be director	10 April, 2007.

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
976,250 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest **Note: Provide details of the circumstances giving rise to the relevant interest**	**Number & class of securities**
Liffey Holdings P/l	325,000 ordinary shares
Pepella P/L	1,153,163 ordinary shares
Tartan Pines P/L	1,000,000 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

ANADIS

Company Announcement

Appointment of CEO

Thursday 26 April 2007

The Board is pleased to announce the appointment of Dr Zeil Rosenberg as the new Chief Executive Officer of Anadis Ltd (ASX:ANX). Dr Rosenberg will be based in the New York area and will manage the transformation of Anadis towards programs targeted at high value markets. Dr Rosenberg has been working with Anadis during the past several months through the consulting firm BioVance Medical LLC, of which he is a principal.

Dr. Rosenberg is a recognized physician-leader and business executive with over 20 years of achievement in the global healthcare industry, with experience including 8 years at Becton Dickinson & Co. as Worldwide Business Leader and Medical Director for Immunization. Dr. Rosenberg serves as Chairperson, Committee on Terrorism and Emergency Preparedness at the American College of Preventive Medicine and is on the faculty of Columbia University's Mailman School of Public Health.

This appointment has been initiated by the Board in order to bring greater focus to the emerging opportunities for Anadis and its technologies, particularly in the increasingly important areas of influenza, bio-defence programs, nosocomial disease (hospital acquired infections) and gastrointestinal disease such as inflammatory bowel disease (IBD). Directors believe these programs will generate significant shareholder value when developed in the appropriate markets and receive strong global endorsement, through initiatives including international research collaborations and clinical programs.

Dr Rosenberg's initial focus will be on reviewing the vision and strategy of the business and coordinating and improving our existing commercialisation strategies and repositioning our research programs through international government, research and commercial collaborations.

For further information, please contact:

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au Tel: +61 3 9358 6388

Roman Zwolenski – Executive Director
Email: roman.z@anadis.com.au Tel: +61 3 9358 6388

ANADIS

About Anadis Limited:

Anadis is a biotechnology company headquartered in Melbourne, Victoria and listed on the Australian Stock Exchange listed (ASX Symbol: ANX). The Company is strongly research-based and specialises in developing fast-acting "passive" immunity solutions to a range of diseases caused by bacteria and viruses. Naturally-derived polyclonal antibodies and bioactives produced on a large scale through hyperimmunised dairy cattle are a key element of the Company's extensive and proprietary technology and products.

Products include:

- **Travelan**, which significantly decreases the risk of the medical condition known as travellers' diarrhoea and the symptoms of gastrointestinal disorders caused by bacterially-contaminated food and water. Travelan has been launched and is available in several countries
- **EVProtec** a preventative product containing antibodies against Enterovirus 71, a virus which causes epidemics of a debilitating polio-like illness, as well as hand, foot and mouth disease, in Southeast Asia. The product is in the pre launch stage.

Research programs include:

- **The "Ectoplasm" Program** – A project in conjunction with Australian emergency response agencies developing a system for the containment and decontamination of hazardous materials.
- A set of **Biodefence** and **Respiratory Protection** technologies, focused on short-term immediate protection from airborne infections such as anthrax and plague.
- The **Influenza Program** utilising antibodies and their fragments as inhalants for the prevention and treatment of influenza, including avian flu.
- **Bio-Shield 10** a range of "bio-shielding" technologies which shield orally administered proteins from degradation during passage through the stomach. Initially targeted for use in the probiotic market, Bio-Shield 10 is the basis of a novel oral and respiratory tract delivery system being developed for the next generation of vaccines and therapeutic proteins.

ANADIS – Antibodies against Disease

Visit our websites: **www.anadis.com.au** and **www.travelan.com**

ANADIS

ANADIS

Company Announcement

Anadis receives $480k Government grant for biohazard "Ectoplasm" project

23 May 2007

Anadis Limited (ASX:ANX) announced today a grant for $480,000 from the Federal Government to fund development of its revolutionary antibody–based method for biohazard detection, containment and decontamination, known as Project Ectoplasm. This project is a manifestation of Anadis' unique approach to the harvesting of antibodies, allowing for their economic use in the field. The project is expected to yield results that could be deployed in the field worldwide within 2 years.

The funding will come from the Research Support for Counter Terrorism (RSCT) Programme administered by the National Security Science and Technology Unit within the Department of the Prime Minister and Cabinet and the CBR Capability Research and Development Fund administered by Emergency Management Australia, a division of the Attorney General's Department.

Project Ectoplasm's objective is to allow safe and effective response by fire, medical and other emergency responders to potential terrorist bio-incidents. An outline of the project was announced to the Australian Stock Exchange on 22 March 2007 *("Anadis to pursue Project Ectoplasm")*

In essence, emergency workers will spray a gel on to surfaces at an affected site area, containing a potential biological hazard. The antibodies in the gel will assist to decontaminate the area. The gel is formed when the antibody preparation and the polymer concentrate – in either powder or liquid form – is mixed with water.

The grant will fund the early development of a prototype hydrogel/antibody "on-the-spot" assay capacity to contain, analyse and decontaminate various biohazards. The gel will be utilised by emergency first responders mainly fire brigade at suspected contamination sites. The technology can be further extended to address other Chemical, Biological and Radiological (CBR) hazards.

This project is the coordinated effort of Anadis Limited, Emergency Management Australia (EMA), the National Security Science & Technology Unit (NSSTU) within the department of the Prime Minister and Cabinet, the Defence Science and Technology Organisation (DSTO), and the Metropolitan Fire Brigade, Melbourne. Anadis is the only commercial organisation in this partnership and it is expected to yield a product with global impact

ANADIS

The project aims to enhance Australia's national counter-terrorism capabilities in areas such as decontamination of equipment, facilities and the environment in the event of a CBR incident.

Dr Zeil Rosenberg, Anadis CEO, said: "This is an important opportunity for Anadis – a leader in the production of specific antibodies with its commercially-proven production systems – to develop this program which will use relatively low-cost, rapidly-manufactured antibodies in a non-conventional application. We believe this will be an important weapon for emergency workers worldwide in all-hazards preparedness."

For further information contact:

Dr Zeil Rosenberg (US) - CEO
Email: zeil.r@anadis.com.au Tel: +1 201 750 4799

Dr Grant Rawlin - Head of R&D
Email: grant.r@anadis.com.au Tel: +61 3 9358 6388

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au Tel: +61 3 9358 6388

Richard Allen – Media
Email: richard@oxygenpr.com.au Tel: +61 3 9915 6341

ANADIS

About Anadis Limited:

Anadis is a biotechnology company headquartered in Melbourne, Victoria and listed on the Australian Stock Exchange listed (ASX Symbol: ANX). The Company is strongly research-based and specialises in developing fast-acting "passive" immunity solutions to a range of diseases caused by bacteria and viruses. Naturally-derived polyclonal antibodies and bioactives produced on a large scale through hyperimmunised dairy cattle are a key element of the Company's extensive and proprietary technology and products.

Products include:

- **Travelan**, which significantly decreases the risk of the medical condition known as travellers' diarrhoea and the symptoms of gastrointestinal disorders caused by bacterially-contaminated food and water. Travelan has been launched and is available in several countries
- **EVProtec** a preventative product containing antibodies against Enterovirus 71, a virus which causes epidemics of a debilitating polio-like illness, as well as hand, foot and mouth disease, in Southeast Asia. The product is in the pre launch stage.

Research programs include:

- **The "Ectoplasm" Program** – A project in conjunction with Australian emergency response agencies developing a system for the containment and decontamination of hazardous materials.
- A set of **Biodefence** and **Respiratory Protection** technologies, focused on short-term immediate protection from airborne infections such as anthrax and plague.
- The **Influenza Program** utilising antibodies and their fragments as inhalants for the prevention and treatment of influenza, including avian flu.
- **Bio-Shield 10** a range of "bio-shielding" technologies which shield orally administered proteins from degradation during passage through the stomach. Initially targeted for use in the probiotic market, Bio-Shield 10 is the basis of a novel oral and respiratory tract delivery system being developed for the next generation of vaccines and therapeutic proteins.

ANADIS – Antibodies against Disease

Visit our websites: **www.anadis.com.au** and **www.travelan.com**

ANADIS

ANADIS
LIMITED

1 June, 2007.

The Company Announcement Office,
Australian Stock Exchange Limited,
Sydney. NSW.

Subject: Agreement with former Managing Director/CEO

Anadis Limited (the Company) has reached agreement with its former Managing Director and Chief Executive Officer regarding the terms of his departure from the business.

The confidential agreement provides for payment by the Company by the end of the current financial year of an agreed amount in respect of the term of his employment. This will involve the bringing forward of some employee expenses to the current financial year.

The Company welcomes the agreement, thanks Mr. Graham for his service to the Company and wishes him well in his future endeavours.

Anadis Limited

DWoods.

David Woods
Company Secretary

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

ANADIS

Company Announcement

Anadis signs Heads of Agreement with SPC Ardmona Ltd for health-food research and production

Monday 4 June 2007

Anadis Limited (ASX: ANX) today announced the signing of a heads of agreement with SPC Ardmona Operations Limited (SPCA), a fully-owned subsidiary of Coca-Cola Amatil Ltd (ASX: CCL).

The heads of agreement announces a research, development and commercialisation alliance between the two companies. Anadis will become an Innovation Satellite for the development and enhancement of consumer foods in the growing 'healthy food' segment.

Anadis and SPCA will work together on significant projects of definitive product advancement and differentiation for SPCA.

SPCA is Australia's largest fruit processor and is firmly committed to the innovation of healthy food-based products. The companies believe this strategy will benefit both the health of Australian consumers as well as the companies involved with the manufacture and sale of these products.

Anadis will be a unique partner for SPCA, with its expertise in research and development coupled with an ability to provide relevant underlying science, intellectual property, research management and patented nutraceutical ingredients. Anadis already has patents in the nutraceutical arena and links into senior academics in the nutrition field in Victoria.

Dr Zeil Rosenberg, CEO of Anadis Limited, said: "This heads of agreement demonstrates great confidence by SPC Ardmona, and thereby Coca-Cola Amatil, in Anadis' credentials in the growing healthcare food market. It reflects well on our scientific team to be given the opportunity to create natural health-focused foods for large consumer markets, a product of the 'wellness' revolution, focused on preventative health through, amongst others avenues, high quality nutritional foods."

SPC Ardmona Managing Director Nigel Garrard said: "For a company of our size and with our commitment to quality, we are always looking for new and innovative ways to improve our supply of foods for the healthy food market. We are confident our alliance with Anadis will assist us greatly to do this."

For further information contact:

Dr Zeil Rosenberg (US) - CEO
Email: zeil.r@anadis.com.au
Tel: +1 201 750 4799

ANADIS

Dr Grant Rawlin - Head of R&D
Email: grant.r@anadis.com.au
Tel: +61 3 9358 6388

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
Tel: +61 3 9358 6388

Richard Allen – Media
Email: richard@oxygenpr.com.au
Tel: +61 3 9915 6341

About Anadis Limited:

Anadis is a biotechnology company headquartered in Melbourne, Victoria and listed on the Australian Stock Exchange (ASX Symbol: ANX). The company is strongly research-based and specialises in developing fast-acting "passive" immunity solutions to a range of diseases caused by bacteria and viruses. Naturally-derived polyclonal antibodies and bioactives produced on a large scale through hyperimmunised dairy cattle are a key element of the company's extensive and proprietary technology and products.

Products include:

- **Travelan,** which significantly decreases the risk of the medical condition known as travellers' diarrhoea and the symptoms of gastrointestinal disorders caused by bacterially-contaminated food and water. Travelan has been launched and is available in several countries
- **EVProtec** a preventative product containing antibodies against Enterovirus 71, a virus which causes epidemics of a debilitating polio-like illness, as well as hand, foot and mouth disease, in Southeast Asia. The product is in the pre launch stage.

Research programs include:

- **The "Ectoplasm" Program** – A project in conjunction with Australian emergency response agencies developing a system for the containment and decontamination of hazardous materials.
- A set of **Biodefence** and **Respiratory Protection** technologies, focused on short-term immediate protection from airborne infections such as anthrax and plague.
- The **Influenza Program** utilising antibodies and their fragments as inhalants for the prevention and treatment of influenza, including avian flu.
- **Bio-Shield 10** a range of "bio-shielding" technologies which shield orally administered proteins from degradation during passage through the stomach. Initially targeted for use in the probiotic market, Bio-Shield 10 is the basis of a novel oral and respiratory tract delivery system being developed for the next generation of vaccines and therapeutic proteins.

ANADIS – Antibodies against Disease

Visit our websites: **www.anadis.com.au** and **www.travelan.com**

ANADIS

ANADIS

Company Announcement

ANADIS to expand clinical trial for the treatment of Inflammatory Bowel Disease with polyclonal antibodies into Tel Aviv Sourasky Medical Center Israel

Thursday 7 June 2007

Melbourne, Australia. Biotechnology company Anadis Ltd [ASX:ANX] today announced it will expand its clinical trial program into the Tel Aviv Sourasky Medical Center in Tel Aviv, Israel, to explore the efficacy of its proprietary antibody formulation for the treatment of Inflammatory Bowel Disease (IBD). This trial expands upon the clinical study already underway at St. Vincent's Hospital in Melbourne, Australia.

Inflammatory Bowel Disease is a relapsing/remitting chronic disease with gastrointestinal symptoms such as diarrhoea, rectal bleeding and abdominal pain. About four million people worldwide suffer from the disease, split roughly evenly between its two manifestations – Crohn's Disease and ulcerative colitis.

Anadis Chief Executive Officer Dr Zeil Rosenberg said the trial enhances Anadis' focus on the research, development and production of polyclonal antibodies for the treatment and prevention of major diseases. Today's announcement is another milestone in Anadis' new business strategy.

The study will be led by Professor Zamir Halpern, Chief of the Medical Center's Gastroenterology Institute, and Professor Nachum Vaisman, head of the Medical Center's Clinical Nutrition Unit.

Tel Aviv Sourasky Medical Center is one of the largest hospitals in Israel, with 1,100 beds, providing specialty care to the Tel Aviv metropolitan area. It is a teaching and research center affiliated with the Sackler School of Medicine, also in Tel Aviv.

Dr Rosenberg stated: "The announcement of the proposed clinical study at this leading medical center is one of the first clear steps in Anadis' new strategy of becoming the world leader in polyclonal antibody-based products. In addition to the establishment of our US presence, we plan to conduct more research work and clinical studies at leading academic medical centers and with leading researchers worldwide.

"Our unique colostrum-based antibody manufacturing platform offer distinct advantages, including higher safety and lower costs of manufacturing compared to serum-derived antibodies, as well as the ability to develop faster antibody formulations and production scale-up. This platform has already shown its ability to raise a variety of antibodies against bacteria, viruses and toxins."

For further information contact:

Dr Zeil Rosenberg (US) - CEO
Email: zeil.r@anadis.com.au
Tel: +1 201 750 4799

Dr Grant Rawlin - Head of R&D
Email: grant.r@anadis.com.au
Tel: +61 3 9358 6388

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
Tel: +61 3 9358 6388

Richard Allen – Media
Email: richard@oxygenpr.com.au
Tel: +61 3 9915 6341

About Anadis Limited:

Anadis Ltd (ASX: ANX) is a research-driven biotechnology company focused on antibody-based therapeutic and preventive products. Our mission is to become the leading worldwide provider of proprietary polyclonal antibody-based solutions, helping reduce disease and increase patient quality of life. We have built our platform carefully over the past ten years.

Anadis' proprietary rapid manufacturing technology has enabled it to develop a product pipeline of polyclonal antibody-based solutions to a range of important infectious and immune-mediated diseases. Anadis products provide immediate-acting, surface-based immune protection and hasten repair of damaged mucosa.

The all-natural platform, and its regulatory classification as food rather than as a biological or drug, allows for a significantly shorter timeframe from bench to market compared with typical biotechnology products. The platform also possesses dramatically lower manufacturing costs and higher scalability when compared with typical antibody-based solutions. The company is addressing existing market opportunities in excess of US $30 billion.

Products include:

- **Travelan**, which significantly decreases the risk of the medical condition known as travellers' diarrhoea and the symptoms of gastrointestinal disorders caused by bacterially-contaminated food and water. Travelan has been launched and is available in several countries
- **EVProtec** a preventative product containing antibodies against Enterovirus 71, a virus which causes epidemics of a debilitating polio-like illness, as well as hand, foot and mouth disease, in Southeast Asia. The product is in the pre launch stage.

Research programs include:

- **The "Ectoplasm" Program** – A project in conjunction with Australian emergency response agencies developing a system for the containment and decontamination of hazardous materials.
- A set of **Biodefence** and **Respiratory Protection** technologies, focused on short-term immediate protection from airborne infections such as anthrax and plague.
- The **Influenza Program** utilising antibodies and their fragments as inhalants for the prevention and treatment of influenza, including avian flu.

ANADIS

- **Bio-Shield 10** a range of "bio-shielding" technologies which shield orally administered proteins from degradation during passage through the stomach. Initially targeted for use in the probiotic market, Bio-Shield 10 is the basis of a novel oral and respiratory tract delivery system being developed for the next generation of vaccines and therapeutic proteins.

ANADIS – Antibodies against Disease

Visit our websites: **www.anadis.com.au** and **www.travelan.com**

ANADIS

Form 604

RECEIVED

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Anadis Limited
ACN/ARSN	063 114 045

1. Details of substantial holder (1)

Name	Tatura Milk Industries Limited
ACN/ARSN (if applicable)	006 603 970

There was a change in the interests of the substantial holder on	8/6/2007
The previous notice was given to the company on	5/8/2004
The previous notice was dated	2/8/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully-paid Ordinary	10,100,000	10.98%	8,600,000	8.74%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
8/6/2007	Tatura Milk Industries Limited	Sale of Fully-paid Ordinary Shares	$279,700	Fully-paid Ordinary 1,500,000	1,500,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Tatura Milk Industries Limited	Tatura Milk Industries Limited	Tatura Milk Industries Limited	Direct shareholding	Fully-paid Ordinary 8,600,000	8,600,000

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Tatura Milk Industries Limited	236 Hogan Street Tatura VIC 3616

Signature

print name	MAURICE VAN RYN	capacity	CEO
sign here	M. Van Ryn	date	12/6/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

ANADIS

Company Announcement

Anadis Secures Standby Subscriptions Agreement

Monday 18 June 2007

Melbourne, Australia - Anadis Ltd. (ASX:ANX) research driven biotechnology company is pleased to announce it has signed a $5,000,000 Standby Subscription Agreement with Fortrend Small Cap Investors Limited. Under the facility, there is a commitment for Fortrend Small Cap to provide up to $5,000,000, drawn down at Anadis discretion, through the issue of new shares to Fortrend. Anadis determines when to use this facility and is not obligated to any minimum subscription amount.

Dr Zeil Rosenberg, CEO of Anadis Ltd stated "This agreement is an additional vote of confidence we are receiving from investors for our renewed vision. It is a credit to the company that Fortrend Securities, after detailed review, made the decision to offer us this financing facility."

This facility will provide Anadis with additional access to capital, thereby allowing us to move forward with our innovative business strategy, to focus on expanding our R&D program and leveraging our intellectual property and know-how to become the leading developer and provider of polyclonal antibodies worldwide.

We are now even more prepared to leverage our capabilities and become a significant player in this industry, by partnering with corporate, government and academic partners. We plan to create significant value by synergistically combining royalty, product and custom solutions revenue, all based on our intellectual property portfolio and this Standby Subscription Agreement will further assist us in reaching this goal."

For further information contact:

Dr Zeil Rosenberg (US) - CEO
Email: zeil.r@anadis.com.au
Tel: +1 201 750 4799

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
Tel: +61 3 9358 6388

Richard Allen – Media
Email: richard@oxygenpr.com.au
Tel: +61 3 9915 6341

ANADIS

About Anadis Limited

Anadis, Ltd. (ASX: ANX) is a research-driven biotechnology company focused on antibody-based therapeutic and preventive products. Anadis' proprietary rapid manufacturing technology has enabled it to develop a product pipeline of polyclonal antibody-based solutions to a range of important infectious and immune-mediated diseases. The all-natural platform, and its regulatory classification as food rather than as a biological or drug, allows for a significantly shorter time frame from bench to market compared with typical biotechnology products. The platform also possesses dramatically lower manufacturing costs and higher scalability when compared with typical antibody-based solutions. The company is addressing existing market opportunities sized in excess of US $30 Billion.

Leveraging a technology platform that has been carefully developed over a decade, the company expects to become the leading provider of proprietary polyclonal antibody-based solutions worldwide.

Pipeline

Target markets include both products and technologies the company plans to manufacture itself as well as out-license, respectively. The pipeline is expected to reach the market over the coming few years:

- **Influenza** – Oral Solution providing Immediate-acting prevention and possible treatment of pandemic and seasonal influenza. The Anadis antibody platform allows for rapid modifications of the antibody profile in order to address new, emerging strains (e.g. avian influenza). Clinical studies expected to begin in '08.

- **Bio-Defense- Diagnosis, containment and environmental decontamination.** A Health and emergency response worker protection system against anthrax, plague and other bio-warfare agents with expansion potential to more routine bio-hazards including infectious agents, toxins and chemicals. The project received an award from The Australian Defense Department Science and Technology Office (DSTO).
- **Nosocomial infections** –Oral solutions for the prevention and treatment for top priority hospital and community acquired nosocomial infections. The company plans to conduct clinical studies for *Clostridium difficile (c. Diff)* in 2007-8.

- **Enteric disease conditions** including
    - Travelers' Diarrhea (TD) (enterotoxigenic E. coli). This product, Travelan, is already being sold in Australia and has a global market.
    - Inflammatory bowel disease and irritable bowel syndrome (IBD and IBS). A clinical study for use as an adjunct therapy in patients with Inflammatory Bowel Disease (IBD) started in late '06 and is being expanded to a multi-center study.
    - Chemotherapy associated mucositis and Radiotherapy induced enteritis, diarrhea and other conditions that involve damage to the GI system. A clinical study begins in '07.

- **BioShielding**- Proprietary drug delivery technology to protect orally administered and fragile drugs, antibodies and vaccines from degradation in the digestion system. The technology platform also permits freeze-drying of proteins and vaccines, onto dry food, enabling use of dairy derived antibodies in food. The Company is in commercialization discussions with pharmaceutical and food manufacturing partners.

- **Oncology** Several major cancer research groups at major academic medical centers have indicated their interest to co-develop with Anadis the use of polyclonal antibodies in conjunction with their own proprietary oncology treatment approaches. Anadis expects to initiate animal and clinical studies during 2007-8.

A N A D I S

ANADIS

Dear Shareholders,



STANFORD

Dr Zeil Rosenberg, CEO Anadis Ltd

It is with great pride that I address many of you for the first time, to share my excitement with the opportunities that face Anadis over the coming months. With a well positioned intellectual property portfolio and a team of dedicated professionals we are transforming Anadis to become among the top biotechnology companies utilising antibodies in the field of human health, and the leading developer and provider of polyclonal antibodies worldwide.

The recent announcements made by Anadis illustrate our renewed vision – bringing the use of polyclonal antibodies into the forefront of clinical medicine. Anadis is unique in this field, with more than a decade of extensive research and proven scientific results, strong intellectual property and demonstrated manufacturing experience.

We are now ready to leverage our capabilities and become a significant player in the international healthcare industry. This success will be achieved through collaborations and association with corporate, government and academic partners. We plan to create significant value by synergistically combining royalty, product and custom antibody solution revenue, all based on our intellectual property portfolio.

Our recently announced agreement with SPC Ardmona, the food subsidiary of Coca-Cola Amatil Ltd (ASX: CCL), represents another milestone in the significant changes at Anadis in recent months. Alongside our main focus on utilising our unique polyclonal antibodies to address major diseases globally, the agreement with SPC Ardmona for Anadis to become an 'Innovation Satellite' will allow us to have a broad impact via incorporating our know-how into high quality nutritional foods and assisting in preventing disease.

Our significant agreement with the Australian Defence authorities to develop a Biodefense diagnosis and containment gel, utilising our polyclonal antibody platform, was announced during May. The project, named "Project Ectoplasm", is already creating headway around the world and the company is in discussions with other international defence authorities to further broaden the research effort.

Project Ectoplasm is just another example of how diverse our platform is: from the prevention of disease, through their diagnosis and up to treatment. For each of the diseases our know-how can address, we are collaborating with the best partners. Recent announcements are just the beginning. In that context we are proud to revise our company description, and will revise our web site to reflect our renewed vision.

Thank you for your continued support in our worthy scientific and healthcare endeavour.

Dr Zeil Rosenberg, CEO Anadis Ltd

www.anadis.com

The Anadis Antibody Technology Platform

Anadis Ltd. is a research-driven biotechnology company focused on antibody-based therapeutic and preventive products. Anadis' proprietary rapid manufacturing technology has enabled it to develop a product pipeline of polyclonal antibody-based solutions to a range of important infectious and immune-mediated diseases. The majority of global antibody research is in the area of monoclonal antibodies derived from tumour cells that are grown in mice or cell cultures, which all bind to one very specific part of their target. Polyclonal antibodies however are formed normally by the immune system in humans and animals in response to a target. They are actually a group of different antibodies that bind to many parts of the same target.

The all natural platform, and its regulatory classification as food rather than as a biological or drug, allows for a significantly shorter time frame from bench to market compared with typical biotechnology products. The platform also possesses dramatically lower manufacturing costs and higher scalability when compared with typical antibody-based solutions. The company is addressing existing market opportunities sized in excess of US $30 billion.

The core manufacturing technology is highly scalable and allows for rapid and low cost development, commercialization and streamlined regulatory pathway for a broad range of preventive and therapeutic products. Current R&D pipeline targets address broad markets including influenza, nosocomial (hospital acquired) infections, enteric diseases, biodefence, and environmental biohazard containment, diagnostics and decontamination. A new initiative that targets oncology has special promise.

Anadis' dairy-derived products will be delivered primarily via the oral and topical routes to enable ease of use and leverage the technology itself. The streamlined regulatory pathway leverages product certification as GRAS (Generally Regarded as Safe) in the US, having all manufacturing completed under very strict and globally respected Australian dairy industry standards and by registering products according to national medical food, food supplement or plain food regulations rather than as drugs or biologics. All product claims are backed by a strong international scientific base and clinical studies program.

Accordingly, most products will be able to be launched in the US as a "medical food" upon self-certification by the company to the FDA regarding the product's GRAS status and by scientific evidence of its effectiveness, rather than by waiting for completion of full phase III clinical studies and their submission to, and approval by, the FDA.

Leveraging a technology platform that has been carefully developed over a ten-year period, the company expects to become the leading provider of proprietary polyclonal antibody-based solutions worldwide within five years.



Antibodies

Technology Advantage

The Anadis product line provides so-called "passive immunity", delivering intact dairy-derived polyclonal antibodies directly at the point of pathogen exposure and hence allows for immediate immune protection from disease. This approach compares favourably with the traditional "active immunity" (e.g. prophylactic vaccines) which may require multiple immunizations, months of time for immune responsiveness to develop, and has variable effectiveness.

Passive immunity is especially beneficial for those persons who have not mounted full protective immune responses to existing vaccines (e.g. high-risk, immuno-compromised and/or elderly), and for situations where traditional vaccines or drugs are relatively ineffective or have dangers of adverse reactions. Passive immunity requires periodic repeat dosing but its rapid protective effect, without the side effects or contraindications commonly seen with pharmaceuticals or vaccines, may provide enormous clinical benefit to both healthy and already exposed patients.

Key Advantages of the Anadis Approach:

- **Short Time to Product:** May require as little as 3-6 months to obtain new antibody formulations for clinical testing and use.
- **Rapid Scale up:** With access to enormous numbers of dairy animals, large-scale rapid production is feasible and cost-effective.
- **Cost Advantage:** Dairy-derived immunoglobulins are a fraction of the cost of synthetic monoclonal antibodies and may provide a more robust immune response.

- **Shorter Regulatory Pathway:** Anadis' pipeline products have in general a much shorter and less costly expected path to commercialization than comparable synthetic pharmaceutical products.
- **Efficient Clinical and Laboratory Facilities:** Ongoing research collaborations with the University of Melbourne, Murdoch Childrens Research Institute and Monash University scientists, the Australian government, and other well-known hospitals and research institutions in Australia, the United States and Israel.
- **Platform based:** Proven ability to raise a variety of antibodies against bacteria, viruses and toxins for delivery to the GI tract, the upper respiratory tract and topically as required. Proven development model to successfully complete viral and bacterial toxin targeted product through registration.

Against Disease



Technology Pipeline

Target markets exceed US$30 billion and include both products and technologies the company plans to manufacture itself as well as out-license, respectively. The pipeline is expected to reach the market over the next five years:

- **Influenza – Immediate-acting prevention and possible treatment of pandemic and seasonal influenza.** The Anadis dairy-derived antibody platform allows for rapid modifications of the antibody profile in order to address new emerging strains (e.g. avian influenza). Animal studies are being conducted, with clinical studies expected to begin in 2008. Access to a specialized government high containment research unit, including highly lethal H5N1 avian influenza strains, will aid rapid product development.
- **Bio-Defense – Diagnosis, containment and environmental decontamination.** Anadis is developing a health and emergency response worker (military and civilian) protection system against anthrax, plague and other bio-warfare agents with expansion potential to more routine bio-hazards including infectious agents, toxins and chemicals. The Australian Defense Department Science and Technology Office (DSTO) and Emergency Management Australia (EMA) awarded Anadis with a two-year grant for development of a proprietary antibody/ polymer hydrogel system for rapid identification and containment of biohazards by first responders in 2007.
- **Nosocomial infections:** Prevention and possible treatment for top priority hospital and community acquired nosocomial infections, in particular Clostridium difficile and Golden Staph/ Staphylococcus aureus (methicillin resistant - MRSA and methicillin susceptible - MSSA strains). The company plans to initiate clinical studies for C.diff in late 2007.
- **Enteric disease conditions including**
  - **Travellers' Diarrhoea (TD)** (*enterotoxigenic E.coli*). Anadis' product, Travelan, is already being sold in Australia and has a global market. A specific opportunity is under review to add antibody against additional Gastro-Intestinal (GI) pathogens and potential reformulation for inclusion in military rations for use in the field.
  - **Inflammatory bowel disease and irritable bowel syndrome (IBD and IBS).** A clinical study for use as an adjunct therapy in patients with Inflammatory Bowel Disease (IBD) started in late 2006 and is being expanded to a multi-centre study.
  - **Chemotherapy–associated mucositis and Radiotherapy–induced enteritis diarrhoea** and other conditions which involve damage to the GI system. A clinical study is planned to begin in late 2007.
- **BioShielding –** Proprietary drug delivery technology. This approach protects orally administered and fragile drugs, antibodies and vaccines from degradation during passage through the harsh acid conditions found in the stomach, facilitating absorption or immunization in the gut. The technology platform will also permit freeze-drying of proteins and vaccines onto dry food, enabling use of dairy-derived antibodies as cereal-based Nutraceuticals, and providing an alternative to the current use of unpleasant bicarbonate drinks in oral drug administration. Anadis has initiated commercialization discussions with partners around this and other Nutraceuticals concepts.
- **Oncology –** Several major cancer research groups at major academic medical centres have indicated their interest to co-develop with Anadis the use of polyclonal antibodies in conjunction with their own proprietary oncology treatment approaches. Anadis intends to fully explore these opportunities and expects to initiate animal and clinical studies during 2007-08. We anticipate that such activities will be structured with dedicated investments and grants.

www.anadis.com

Travelan Update


Travelan
TRAVELLERS'
DIARRHOEA

After initial complications with distribution arrangements in Australia, sales of Travelan, for the prevention of travellers' diarrhoea, are gaining momentum. Anadis continues to explore methods of expanding Travelan sales worldwide without allocating significant marketing resources in the near future, as the company looks to shift its focus towards the high-value projects listed above.

Travelan sales are set to expand internationally. Within weeks our first international shipments of Travelan are set to be delivered to Canada and South Africa. Anadis has declined to pursue a previously noted US distribution agreement due to changes in strategic requirements. Anadis continues to explore arrangements that can bring this product profitably to this important market.

Anadis is expecting the sales of Travelan in Australia, and more notably the far larger export markets, to continue growing steadily - with our international arrangements through better externally funded distribution agreements.

Travelan stands as a powerful demonstration for the capabilities of the Anadis antibody technology platform, having been taken from development stage through product registration and then to both to commercial quantity production of antibodies and sales.

Antibody formulation against Enterovirus 71 update – EVProtec


EVProtec

Anadis has been developing EVProtec with the active ingredient being antibodies against Enterovirus 71, a virus described in recent medical journals as potentially another polio-like epidemic. Anadis has formulated EVProtec into a powder form to be packaged in sachets, intended to be taken daily.

Initially the key target market will be Taiwan, followed by other Asian countries, as they have the greatest seasonal disease burden. Early R&D was completed under an initiative between Anadis and the Taiwan Government Development Centre for Biotechnology (DCB).

We are working with the DCB and are anticipating support for an initial product launch following the collection and a positive review of required efficacy data. Although commercial benefit is initially limited in size, bringing the first product to market for this viral infectious disease would further demonstrate the robustness of the Anadis platform.

Investment and Company Development

Anadis will endeavour to expand the company in the near term through the use of new investment, collaborations and partnerships. New resources will be employed specifically for R&D enhancement (including expanding clinical trials and disease targets), and business development (specifically in the area of international investment, partnering and awareness).

In order to most efficiently undertake these high-value activities significant organisational, commercial and R&D portfolio restructuring of the company has been necessary, and this process is ongoing.

Significantly, Zeil Rosenberg MD, a New York-based executive formerly at Becton Dickenson and Company (BDX) and USAID, has been appointed CEO. A new US subsidiary to facilitate business development and global capital market access will be directed by Oren Fuerst, PhD (formerly on the at Yale and Columbia business school faculty specializing in international technology valuation). For more information about Dr Rosenberg and Dr Fuerst see ASX announcement "Anadis to Establish US subsidiary", 17 January 2007.

Anadis Limited ACN 063 114 045
4 Capital Link Drive Campbellfield
Victoria Australia 3061
Tel: +61 3 9358 6388 Fax: +61 3 9358 6399
www.anadis.com

ANADIS
LIMITED

13 July, 2007.

The Company Announcement Office,
Australian Stock Exchange Limited,
Sydney. NSW.

Subject: Appendix 3B.

The attached Appendix 3B reflects the following movements:

Unlisted securities;

1. ANXAB – options expired 7 April, 2007 without being exercised,
2. ANXAG – options expired 4 June, 2007 without being exercised,
3. ANXAC – 50,000 options were cancelled,
4. ANXAH – 11,250 shares should now be treated as ANX, listed securities.
5. New issue of options – 162,500 options expiring 12 January, 2009 with an exercise price of 15.2cnets

Listed securities;

1. Placement of new fully paid shares – 650,000

Anadis Limited

David Woods
Company Secretary

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ANADIS LIMITED

ABN

80 063 114 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	- Listed ordinary fully paid shares - Unlisted share options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	- 650,000 listed ordinary shares, - 162,500 unlisted options @ 0.152 with expiry date 12 January, 2009
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15.2 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Placement following a draw down under an agreement with Fortrend Small Cap Investors Limited (refer to announcement dated 18 June, 2007.)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	98,928,653	Ordinary

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
200,000	ANXAC
100,000	ANXAD
100,000	ANXAE
100,000	ANXAF
67,500	ANXAH
162,500	New options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
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37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those $^+$securities should not be granted $^+$quotation.
- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.
- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 July, 2007.
(Secretary)

Print name: David Woods

== == == == ==

ANADIS
LIMITED

13 July, 2007.

Company Announcements Platform
Australian Stock Exchange Limited

Dear Sir/Madam

NOTICE UNDER SECTION 708A(6) OF THE CORPORATIONS ACT

On 13 July 2007, Anadis Limited ABN 80 063 114 048 (**Company**) issued 650,000 fully paid ordinary shares by way of a private placement (**Issue**) that may be subject to a subsequent offer for sale. The Company relies on section 708A(5) of the Corporations Act (**Act**) in relation to the Issue.

In accordance with section 708A(6) the following information is provided:

(a) this notice is given within 5 business days after the day of the Issue;

(b) the Issue is without disclosure to investors under Part 6D.2 of the Act;

(c) this notice is given under section 708A(5)(e) of the Act;

(d) as at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company and section 674 of the Act;

(e) as at the date of this notice, there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Please contact me on 9358 6388 if you have any queries in connection with this notice.

Yours faithfully

Anadis Limited

DWoods.

David Woods
Company Secretary

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

ANADIS

Company Announcement

Change of Chairman

Friday 20 July 2007

Anadis Ltd (ASX:ANX) announced today the retirement of Non-Executive Director and Chairman of the Board, Mr. Philip Molyneux. The Board wishes to record its sincere appreciation for the contribution of Mr. Molyneux in his role as Chairman over the past 10 years. During that time the Company has set down some very solid foundations for a sustainable business derived from innovative Australian medical research.

The Board is pleased to announce that Mr. Roman Zwolenski has accepted to take the position of Chairman of the Board. Mr. Zwolenski's experience in the biotechnology industry spans more than 30 years and includes leadership positions including Vice Director of Roche Diagnostics based in Switzerland, followed by two appointments as CEO of globally focused publicly listed (ASX) biotech companies. He has been a Non-Executive Director of Anadis for almost 5 years. Most recently he served Anadis for several months in the role of an Executive Director to assist in transitioning the business into the next phase of its development. The transition process is moving swiftly and in April 2007 the Company appointed a new CEO, Dr Zeil Rosenberg, based in the USA.

The Board is confident that the combination of Mr. Zwolenski as Non-Executive Chairman and Dr Rosenberg the new CEO gives Anadis strong leadership for the Company's next phase of growth.

For further information contact:

Mr. Roman Zwolenski - Chairman
Email: roman.z@anadis.com.au
Tel: +61 3 9358 6388

Dr Zeil Rosenberg (US) - CEO
Email: zeil.r@anadis.com.au
Tel: +1 201 750 4799

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
Tel: +61 3 9358 6388

Richard Allen – Media
Email: richard@oxygenpr.com.au
Tel: +61 3 9915 6341

ANADIS

Company Announcement

Anadis and ImmuCell to Cross-License Antibody Technologies

Monday 6 August 2007

Anadis Limited (ASX: ANX), a research-driven biotechnology company focused on polyclonal antibody technology, announced today that it had signed a heads of agreement with ImmuCell (NASDAQ: ICCC), a biotechnology company headquartered in Maine, USA.

Under the heads of agreement, Anadis will license from ImmuCell a portfolio of issued patents, IND filings, clinical data, manufacturing plans and know-how related to several human heath product lines.

The deal for the licensing is royalty-based and requires no upfront or milestone payments. These technologies are expected to significantly accelerate Anadis' plans addressing Biodefence, enteric and nosocomial (hospital acquired) disease areas, including *Clostridium difficile*. Additionally the licensed technologies could be used to broaden the efficacy of Anadis' diarrhoea preventative Travelan™.

Anadis will provide ImmuCell with access to manufacturing infrastructure and know-how related to its HIDDA (Hyper-Immune, Dairy Derived Antibody) platform to address veterinary applications, and will thereby enable ImmuCell to introduce its own veterinary products into Australia and New Zealand. The agreement is expected to yield revenue for Anadis during the period prior to the launch of the planned products, in addition to manufacturing and royalty revenue from the products marketed under ImmuCell's own name. Royalty-bearing marketable products for the veterinary market are expected to be launched within two years.

The agreement represents another milestone in the significant changes undertaken by Anadis in recent months. The company is leveraging its broad intellectual property portfolio, significant research and development capabilities and production infrastructure in the field of dairy-derived antibodies, to reach significant collaborations with academic and industrial partners.

Dr Zeil Rosenberg, CEO of Anadis Limited, said: "This agreement will be instrumental in the significant organisational processes we are conducting at Anadis to better execute our business model. It is another testimony of our unique position in the market place – combining a decade of research and development of manufacturing know-how in the field of polyclonal antibodies with market-driven opportunities."

Dr Rosenberg added: "The ImmuCell agreement is another important piece in the strategy Anadis is developing. We continue in our pursuit to become the world's leading provider of polyclonal antibody-based solutions. The result of years of thorough R&D work is starting to yield synergistic results. We are now on an aggressive commercialisation pathway, deriving royalty, product and custom-solutions revenue, while at the same time fortifying our intellectual property portfolio."

Further information about ImmuCell can be found at www.immucell.com

For further information contact:

Dr Zeil Rosenberg (US) - CEO
Email: zeil.r@anadis.com.au
Tel: +1 201 750 4799

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
Tel: +61 3 9358 6388

Richard Allen – Media
Email: richard@oxygenpr.com.au
Tel: +61 3 9915 6341

ANADIS

About Anadis Limited:

ANADIS – Antibodies against Disease

Anadis Ltd. (ASX: ANX) is a biotechnology company focused on antibody-based therapeutic and preventive products with a product pipeline addressing existing market opportunities sized in excess of US $30 billion. All products in the company's pipeline are expected to reach the market over the next five years Current R&D pipeline targets address broad markets including influenza, oral mucositis, nosocomial infections, enteric diseases, biodefence, functional foods and oncology.

Anadis' proprietary rapid development and manufacturing technology, the HIDDA platform (Hyper-Immune, Dairy-Derived Antibodies) provides Anadis with significant competitive advantages in the development of proprietary *polyclonal antibody-based solutions* to a broad range of infectious and immune-mediated diseases.

Short Time to Product: May require as little as 3-6 months to obtain new antibody formulations for clinical testing and use.

Rapid Scale up: With access to enormous numbers of dairy animals, large-scale rapid production is feasible and cost-effective.

Cost Advantage: Dairy-derived immunoglobulins are a fraction of the cost of serum-derived monoclonal antibodies and may provide a more robust immune response.

Shorter Regulatory Pathway: The antibodies are purified and formulated from colostrum (first-milking) of dairy cows which have been immunized with proprietary vaccines and then carefully tracked for safety. Anadis' HIDDA-based pipeline products are typically classified as medical food and have a much shorter and less costly path to commercialization than comparable pharmaceutical products.

Platform based: Proven ability to raise and harvest a broad range of antibodies against bacteria, viruses and toxins for delivery to the gastrointestinal tract, the upper respiratory tract and topically as required.

Leveraging a technology platform that has been developed over a decade by leading medical research institutions, the company expects to become the leading provider of proprietary polyclonal antibody-based solutions worldwide within five years.

Pipeline

Target markets exceed US$30 billion and include both proprietary products the company plans to manufacture itself as well as out-license, respectively. The pipeline is expected to reach the market over the next five years:

- **Influenza – Immediate-acting prevention and treatment** of pandemic and seasonal influenza. The Anadis HIDDA platform allows for rapid modifications of the antibody profile in order to address new, emerging strains (e.g. avian influenza). Access to a specialized government high containment research unit including highly lethal H5N1 avian influenza strains will aid rapid product development.

ANADIS

- **Oral Mucositis** A common and potentially serious side effect of high-dose chemotherapy (CT) and/or radiotherapy (RT) regimens often manifested as painful ulcerative lesions of the mouth and throat. Target market includes more than 5 million patients.
- **Bio-Defense – Environmental pathogen diagnosis, containment decontamination** Funded by the Australian Defense Department Science and Technology Office (DSTO), this emergency response system is based on a proprietary antibody/ polymer hydrogel combination for the rapid identification and containment of anthrax, plague and other bio-warfare agents.
- **Nosocomial infections** Prevention and treatment for top priority hospital and community acquired nosocomial infections, in particular *Clostridium difficile*.
- **Enteric disease conditions** including
    - Travelers' Diarrhoea (TD) (enterotoxigenic E.coli). This product, Travelan, was introduced to the market as a proof of concept of the platform and is being sold in Australia, Canada and other countries
    - Irritable bowel syndrome (IBS), suffered by more than 10% of the world's population.
    - Inflammatory bowel disease (IBD) A clinical study for use as an adjunct therapy in patients with IBD started in '07 and is being expanded to a multi-center study.
- **Functional Food** HIDDA permits freeze-drying of proteins and vaccines onto dry food enabling use of dairy derived antibodies as functional food. Anadis has announced an R&D collaboration with Coca Cola Australia to commercialize a few derivatives of the technology.
- **Oncology** Anadis is in final stage of negotiations with several major cancer research groups to develop HIDDA based oncology treatment approaches, initially addressing Liver cancer.
- **BioShielding – Proprietary oral drug delivery technology** Originally developed for Anadis' own products, this approach protects orally administered and pH sensitive drugs, antibodies and vaccines from degradation during passage through the harsh acid conditions found in the stomach, facilitating absorption or immunization in the gut. This technology may allow reformulation of numerous products already in the market, increasing their efficacy or permitting oral delivery.

Visit our website: **www.anadis.com**

ANADIS

ANADIS

Company Announcement

Anadis to use its Polyclonal Antibodies for treatment of cancer Chemotherapy-Related Mucositis

Friday 10 August 2007

Melbourne, Australia. Anadis Ltd. (ASX:ANX), a research-driven biotechnology company focused on the use of polyclonal antibodies for the treatment and prevention of major diseases, today announced plans for a clinical study to demonstrate the prevention of gastrointestinal damage caused by typical cancer treatments.

This new research program successfully leverages Anadis' investment in its Travelan™ program (for travellers' diarrhoea) into a market with significant potential growth as an adjunctive cancer treatment.

The new clinical study will demonstrate the impact of Anadis' orally-administered polyclonal antibody formulation on Chemotherapy-Related Mucositis, a major clinical problem in cancer patients characterized by intestinal tissue destruction throughout the gastro-intestinal tract, including painful mouth ulcerations (Oral Mucositis).

Seen in approximately 40% of chemotherapy patients, Chemotherapy-Related Mucositis usually occurs within two weeks of initiation of many chemotherapy regimens. Mucositis can lead to dysphagia (painful swallowing), weight-loss, infection, and sepsis (from bacteria such as *E.coli* which leak from the intestine). It is a leading cause of discontinuation of chemotherapy treatment. Radiation therapy is also a recognized cause of mucosal damage leading to the inflammation and ulceration from Mucositis.

The global Mucositis market is large and there is currently no dominant or broadly effective treatment for either Oral Mucositis or Gastro-Intestinal Mucositis. In the USA more than 1 million patients undergo chemotherapy annually, receiving an average of four months' treatment each. More than 1 million patients undergo radiation treatments annually for an average of two months each, including time to resolve gastro-intestinal side-effects.

Prevalence of Mucositis varies across treatments, ranging from a low of 12% in patients receiving adjuvant chemotherapy to 99% in patients receiving bone marrow transplant. Other estimates indicate a range of more than 50% in patients on high-dose chemotherapy or those with leukemia, 21%-31% in patients with solid tumors, and 60%-90% in patients with head and neck cancer receiving standard chemotherapy and radiation therapy.

ANADIS LIMITED ABN 80 063 114 045
4 CAPITAL LINK DRIVE, CAMPBELLFIELD
VICTORIA AUSTRALIA 3061
TELEPHONE (61) 3 9358 6388
FACSIMILE (61) 3 9358 6399
www.anadis.com.au
www.travelan.com

The market outside the USA is estimated to be at least as large, with similar Mucositis rates. There are only a few solutions for these severe problems, with one of the main solutions being a recently released drug (approved for only limited indications) priced at $6,000-$8,000 per regimen. The Anadis product for Mucositis is expected to offer broad applicability and is planned to be marketed as a medical food.

Anadis' clinical studies will be undertaken at several major cancer centers in Israel, led by cancer specialists at the Sheba Medical Center and the Sourasky Medical Center, both in Tel Aviv, Israel. The study will be completed during 2008.

Dr Zeil Rosenberg, CEO of Anadis, said: "Anadis expects to become a world leader by providing an effective solution in the Mucositis market. Our product could reach the market within 3-5 years. The cancer treatment-induced Mucositis market represents a major cause of morbidity and loss of quality of life for cancer patients. Our solution could save lives. This is an example of an ambitious research and development plan that relies on our proven technology platform, developed over more than a decade. The Mucositis program also benefits tremendously from the know-how already incorporated in our *E.coli* prevention product, Travelan™."

For further information contact:

Dr Zeil Rosenberg (US) - CEO
Email: zeil.r@anadis.com.au
Tel: +1 201 750 4799

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
Tel: +61 3 9358 6388

Richard Allen – Media
Email: richard@oxygenpr.com.au
Tel: +61 3 9915 6341

ANADIS – Antibodies against Disease

ANADIS LIMITED ABN 80 063 114 045
4 CAPITAL LINK DRIVE, CAMPBELLFIELD
VICTORIA AUSTRALIA 3061
TELEPHONE (61) 3 9358 6388
FACSIMILE (61) 3 9358 6399
www.anadis.com.au
www.travelan.com

ANADIS

Anadis Ltd. (ASX: ANX) is a biotechnology company focused on antibody-based therapeutic and preventive products with a product pipeline addressing existing market opportunities sized in excess of US$30 billion. All products in the company's pipeline are expected to reach the market over the next five years Current research and development pipeline targets address broad markets including influenza, Oral Mucositis, nosocomial infections, enteric diseases, biodefence, functional foods and oncology.

Anadis' proprietary rapid development and manufacturing technology, the HIDDA platform (Hyper-Immune, Dairy-Derived Antibodies) provides Anadis with significant competitive advantages in the development of proprietary *polyclonal antibody-based solutions* to a broad range of infectious and immune-mediated diseases.

Short Time to Product: May require as little as 3-6 months to obtain new antibody formulations for clinical testing and use.

Rapid Scale up: With access to significant numbers of dairy animals, large-scale rapid production is feasible and cost-effective.

Cost Advantage: Dairy-derived immunoglobulins are a fraction of the cost of serum-derived monoclonal antibodies and may provide a more robust immune response.

Shorter Regulatory Pathway: The antibodies are purified and formulated from colostrum (first-milking) of dairy cows which have been immunized with proprietary vaccines and then carefully tracked for safety. Anadis' HIDDA-based pipeline products are typically classified as medical food and have a much shorter and less costly path to commercialization than comparable pharmaceutical products.

Platform based: Proven ability to raise and harvest a broad range of antibodies against bacteria, viruses and toxins for delivery to the gastrointestinal tract, the upper respiratory tract and topically as required. Leveraging a technology platform that has been developed over a decade by leading medical research institutions, Anadis expects to become the leading provider of proprietary polyclonal antibody-based solutions worldwide within five years.

Pipeline

Target markets exceed US$30 billion and include both proprietary products the company plans to manufacture itself, as well as out-license, respectively. The pipeline is expected to reach the market over the next five years:

ANADIS LIMITED ABN 80 063 114 045
4 CAPITAL LINK DRIVE, CAMPBELLFIELD
VICTORIA AUSTRALIA 3061
TELEPHONE (61) 3 9358 6388
FACSIMILE (61) 3 9358 6399
www.anadis.com.au
www.travelan.com

- **Influenza – Immediate-acting prevention and treatment** of pandemic and seasonal influenza. The Anadis HIDDA platform allows for rapid modifications of the antibody profile in order to address new, emerging strains (eg avian influenza). Access to a specialized government high containment research unit including highly lethal H5N1 avian influenza strains will aid rapid product development.

- **Oral Mucositis** A common and potentially serious side effect of high-dose chemotherapy (CT) and/or radiotherapy (RT) regimens often manifested as painful ulcerative lesions of the mouth and throat. Target market includes more than 5 million patients.

- **Bio-Defense-Environmental pathogen diagnosis, containment decontamination.** Funded by the Australian Defence Department's Science and Technology Office (DSTO), this emergency response system is based on a proprietary antibody/ polymer hydrogel combination for the rapid identification and containment of anthrax, plague and other bio-warfare agents.

- **Nosocomial infections** Prevention and treatment for top priority hospital and community acquired nosocomial infections, in particular *Clostridium difficile*.

- **Enteric disease conditions** including:
  - Travellers' Diarrhoea (TD) (*enterotoxigenic E.coli*). This product, Travelan, was introduced to the market as a proof-of-concept of the platform and is being sold in Australia, Canada and other countries
  - Irritable bowel syndrome (IBS), suffered by more than 10% of the world's population.
  - Inflammatory bowel disease (IBD) A clinical study for use as an adjunct therapy in patients with IBD started in 2007 and is being expanded to a multi-center study.
- **Functional Food** HIDDA permits freeze-drying of proteins and vaccines onto dry food enabling use of dairy-derived antibodies as functional food. Anadis has announced a research and development collaboration with Coca Cola Amatil Australia to commercialize derivatives of the technology.
- **Oncology** Anadis is in final stage of negotiations with several major cancer research groups to develop HIDDA based oncology treatment approaches, initially addressing liver cancer.
- **BioShielding- Proprietary oral drug delivery technology** Originally developed for Anadis' own products, this approach protects orally administered and pH sensitive drugs, antibodies and vaccines from degradation during passage through the harsh acid conditions found in the stomach, facilitating absorption or immunization in the gut. This technology may allow reformulation of numerous products already in the market, increasing their efficacy or permitting oral delivery.

www.anadis.com

ANADIS LIMITED ABN 80 063 114 045
4 CAPITAL LINK DRIVE, CAMPBELLFIELD
VICTORIA AUSTRALIA 3061
TELEPHONE (61) 3 9358 6388
FACSIMILE (61) 3 9358 6399
www.anadis.com.au
www.travelan.com

ANADIS
LIMITED

15 August, 2007.

The Company Announcement Office,
Australian Stock Exchange Limited,
Sydney. NSW.

Subject: Appendix 3Z

We attach the above Appendix for Mr. Molyneux

Anadis Limited

DWoods.

David Woods
Company Secretary

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ANADIS LIMITED
ABN	80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Philip M Molyneux
Date of last notice	12 April, 2007
Date that director ceased to be director	20 July, 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
250,000 fully paid ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

ANADIS

Company Announcement

Anadis forecasts 85% jump in functional food revenue

Thursday 16 August 2007

Melbourne, Australia - Anadis Limited (ASX:ANX), a research-driven biotechnology company focused on polyclonal antibodies to address human disease, today announced it is expecting revenue through its functional food division to increase to at least $8 million for the 2007-2008 financial year, representing an increase of more than 85% on the previous year.

In addition to developing solutions against diseases, including influenza, cancer- related mucositis and anthrax, Anadis specializes in using its know-how and experience in discovery, formulation and manufacturing to assist partners bring to market health-promoting foods and food supplements.

"Our manufacturing and blending facility is GMP (Good Manufacturing Practice) approved and is fully compliant at both state and international HACCP levels," said Anadis General Manager Fred Mears. "The significant increase we are experiencing in revenue in this segment – including the growing functional foods area – is a reflection of our emphasis on unique formulations and high quality."

Anadis Chairman Roman Zwolenski said: "The expected uplift in contracted manufacturing revenue is a very pleasing development for Anadis and an important contributor to the company's business turnaround program."

For further information contact:

Dr Zeil Rosenberg (US) - CEO
Email: zeil.r@anadis.com.au
Tel: +1 201 750 4799

Mr Roman Zwolenski - Chairman
Email: roman.z@anadis.com.au
Tel: +61 3 9358 6388

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
Tel: +61 3 9358 6388

ANADIS

About Anadis Limited

Anadis Limited (ASX: ANX) is a research-driven biotechnology company focused on antibody-based therapeutic and preventive products. Anadis' proprietary rapid manufacturing technology has enabled it to develop a product pipeline of polyclonal antibody-based solutions to a range of important infectious and immune-mediated diseases.

The all-natural platform, and its regulatory classification as food rather than as a biological or drug, allows for a significantly shorter time-frame from bench to market compared with typical biotechnology products. The platform also possesses dramatically lower manufacturing costs and higher scalability compared to typical antibody-based solutions.

Anadis is addressing existing market opportunities sized in excess of A$35 billion (US$30 billion).

Via the leveraging of a technology platform that has been carefully developed over a decade, the company expects to become the leading provider of proprietary polyclonal antibody-based solutions worldwide.

Pipeline

Target markets include both products and technologies the company plans to manufacture itself as well as out-license. The pipeline expected to reach the market over the coming few years includes:

- **Influenza** Oral solution providing immediate-acting prevention and possible treatment of pandemic and seasonal influenza. The Anadis antibody platform allows for rapid modifications of the antibody profile in order to address new, emerging strains (e.g. avian influenza). Clinical studies are expected to begin in 2008.

- **Bio-Defense: Diagnosis, containment and environmental decontamination** A health and emergency response worker protection system against anthrax, plague and other bio-warfare agents with expansion potential to more routine bio-hazards including infectious agents, toxins and chemicals. The project received an award from The Australian Defense Department Science and Technology Office.

- **Nosocomial infections** Oral solutions for the prevention and treatment for top priority hospital and community acquired nosocomial infections. Anadis plans to conduct clinical studies for *Clostridium difficile (C. difficile)* in 2007-08.

- **Enteric disease conditions** including:
    - Travellers' Diarrhoea (*enterotoxigenic E. coli*). Anadis' product, Travelan, is already being sold in Australia and has a global market. Initial shipments are being made to South Africa and Canada.
    - Inflammatory bowel disease and irritable bowel syndrome (IBD and IBS). A clinical study for use as an adjunct therapy in patients with Inflammatory Bowel Disease (IBD) started in late 2006 and is being expanded to a multi-centre study.
    - Chemotherapy-associated mucositis and Radiotherapy-induced enteritis, diarrhoea and other conditions that involve damage to the GI system. A clinical study begins in 2007.

- **BioShielding** Proprietary drug-delivery technology to protect orally administered and fragile drugs, antibodies and vaccines from degradation in the digestion system. The technology platform also permits freeze-drying of proteins and vaccines onto dry food, enabling use of dairy-derived antibodies in food. Anadis is in commercialization discussions with pharmaceutical and food manufacturing partners.

- **Oncology** Several major cancer research groups at major academic medical centers have indicated their interest to co-develop with Anadis the use of polyclonal antibodies in conjunction with their own proprietary oncology treatment approaches. Anadis expects to initiate animal and clinical studies during 2007-08.

ANADIS

ANADIS

Company Announcement

Anadis Completes Capital Raising securing $700,000 from local and US investors

Friday 31 August 2007

Melbourne, Australia - Anadis Ltd. (ASX:ANX), a leading biotechnology company focused on polyclonal antibodies to address human disease is pleased to announce that it has commitments for over $700,000 from investors in Australia and the US to further support its research and commercialisation efforts.

The placement was issued at a price of 14c per share (representing a 6.33% discount to the 5 day VWAP ending 17th August 2007), plus one 18c option for every three shares, with a 12 month expiry. The raise enhances our cash position in addition to the recently announced $5 million equity credit line facility the company had signed with Fortrend (*see "Anadis Secures Standby Subscription Agreement" 18 June 2007)*

Zeil Rosenberg, Anadis CEO stated: "The proceeds of the capital, will assist in strengthening the cash position of the Company as it moves forward with our innovative business strategy, to focus on expanding our R&D program and leveraging our intellectual property and know-how to become the leading developer and provider of polyclonal antibodies worldwide".

Members of the Anadis Board and their related parties have participated in the capital raising with significant new cash investment. Issuance of shares subscribed to by directors (and related parties) of the company (1,214,285 shares and 404,761 options relating to $168,000 of new investment) will be issued following and subject to shareholder approval at the Company's Annual General Meeting in November.

Exact number of new shares issued is yet to be announced due to exchange rate variations.

Shareholder Share Purchase Plan

Anadis is please to offer qualifying shareholders the opportunity to participate in a Share Purchase Plan "SPP" at the same issue price of shares offered in the placement.

This SPP gives all qualifying Anadis shareholders the opportunity to invest in the shares of the Company at $0.14c a share up to a maximum of $5,000 per beneficiary. The record date for the SPP has been set at 5:00pm (AEST) on Friday, 31 August 2007 and offer documents for participation in the SPP are expected to be forwarded to eligible shareholders on or about 18 September 2007.

ANADIS

For further information contact:

Dr Zeil Rosenberg (US) - CEO
Email: zeil.r@anadis.com.au
Tel: +1 201 750 4799

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
Tel: +61 3 9358 6388

Richard Allen – Media
Email: richard@oxygenpr.com.au
Tel: +61 3 9915 6341

ANADIS

ANADIS
LIMITED

Friday 31 August 2007

The Company Announcement Office
Australian Stock Exchange Limited
Sydney

Subject: Preliminary Final Report 30 June, 2007 - Appendix 4E.

Dear Sir/Madam

Anadis Limited total revenue for the financial year ending 30 June 2007 was $4.3 million, an increase of 4.5% on the previous year. Revenue is anticipated to rise at least 85% in the 2007-2008 financial year as a result of new contract manufacturing business already being processed through the company's Functional Foods Division. Further increases in revenue are also anticipated from Anadis' antibody-based products and technologies.

A recently completed capital-raising of approximately $700,000 has considerably improved Anadis' cash reserves.

The result for the 2006-2007 financial year was a net loss of $3.3 million, which included two exceptional items: a severance payment of $375,000 to the company's former Managing Director/CEO and a non-cash write down of $868,000 for inventory. The inventory write down was largely for hyperimmune colostrum raw material which had been built up over several years. It was considered appropriate to reduce the carrying value of this inventory as a result of uncertainty as to the timing and quantum of future sales. However, the bulk raw material has been confirmed to have strong bioactivity and will be retained for use if and when required in future products.

Anadis commenced the 2007 financial year confident that its two lead products, Travelan and EV-Protec (the latter originally scheduled for launch mid-2007), would generate significant revenue through selected export markets. As explained in the company's previous announcements there have been delays with the export business development of these products, but there are encouraging signs that perseverance will produce an export breakthrough.

Domestic sales of Travelan have shown a promising uplift, particularly after the "new blue" packaging was introduced in February this year. Although Australia is not a large market the growing acceptance of Travelan domestically is an important commercial endorsement for the proprietary polyclonal antibody technology platform upon which this product is based.

This technology platform is the foundation of future products which Anadis, working together over the past year with USA consulting firm Biovance Medical LLC, has identified to address high-value markets with unmet needs.

This work culminated in the appointment in April 2007 of Biovance principal, Dr Zeil Rosenberg, to guide Anadis as its CEO through an international business expansion agenda. This rapidly unfolding agenda, of which more will be announced in the coming months, is repositioning Anadis towards becoming a global leader in polyclonal antibody technology. Anadis is confident that Dr Rosenberg's experience and location, the USA, will provide many opportunities for the company that are not available in Australia.

R. Zwolenski
Chairman

For further information contact:

Roman Zwolenski – Chairman
Email: Roman.z@anadis.com.au
Tel: 03 9358 6388

Dr Zeil Rosenberg (US) - CEO
Email: zeil.r@anadis.com.au
Tel: +1 201 750 4799

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
Tel: 03 9358 6388

ANADIS Limited.
ABN 80 063 114 045

ASX Preliminary final report – 30 June 2007

Appendix 4E - Lodged with the ASX under Listing Rule 4.3A

Contents

ANADIS Limited
Year ended 30 June 2007
(Previous corresponding period:
Year ended 30 June 2006)

Results for Announcement to the Market

				$
Revenue from ordinary activities	Up	4.5%		4,292,258
(Loss) from ordinary activities after tax attributable to members	Down	7.8%		(3,281,236)
Net (loss) for the period attributable to members	Down	7.8%		(3,281,236)

Dividends/distributions	Amount per security	Franked amount per security
Final dividend	0	0
Interim dividend	0	0

Record date for determining entitlements to the dividend | N/A

Explanation of revenue
Sale of goods ($4,249,324) represented the largest contribution (99%) to revenue. Additional revenue was interest received on cash deposits. In addition, Other Income (profit on sale of property and grants received) totalled $912,512

Explanation of Profit/(loss) from ordinary activities after tax
The decrease in the loss (7.8%) from the previous year is mainly attributed to the profit on sale of property

For further details concerning the revenue and loss, please refer to the covering letter from the Chairman.

ANADIS Limited
Preliminary Income Statements
For the year ended 30 June 2007

	Notes	2007	2006
		$	$
Revenue from continuing operations	2	4,292,258	4,108,587
Other income	3	912,512	704,834
Change in inventories of finished goods & work in progress		82,025	120,655
Raw materials & consumables used		(3,830,426)	(2,697,826)
Employee benefits expense		(2,699,109)	(2,270,001)
Depreciation		(156,710)	(174,187)
Impairment charge	5	-	(293,119)
Research and development – external		(699,500)	(762,660)
Grant applications costs		(313)	(50,475)
Factory overheads		(223,487)	(205,269)
Directors' fees		(256,150)	(256,150)
Travel expenses		(59,351)	(122,863)
Product marketing - external		(151,072)	(939,601)
Export development		(58,829)	(49,048)
Consultants costs		(173,435)	(178,353)
Shareholder relations		(140,793)	(138,838)
Corporate and administrative expenses		(401,380)	(355,617)
Loss before income tax		(3,563,760)	(3,559,931)
Income tax benefit		282,524	-
Loss attributable to members of Anadis Limited		(3,281,236)	(3,559,931)
Loss from continuing operations		(3,281,236)	(3,559,931)
Net loss for the year		(3,281,236)	(3,559,931)
		Cents	**Cents**
Loss per share for loss from continuing operations attributable to the ordinary equity holders of the company			
Basic earnings per share	7	(3.34)	(3.84)
Diluted earnings per share	7	(3.34)	(3.84)

The above preliminary Income Statements should be read in conjunction with the accompanying Notes.

ANADIS Limited
Preliminary Balance Sheets
As at 30 June 2007

	Notes	2007	2006
		$	$
ASSETS			
Current Assets			
Cash & cash equivalents		672,643	1,434,265
Trade & other receivables		1,011,406	815,670
Held to maturity investments		-	1,100,000
Inventories	9	824,047	1,589,705
Other assets		145,423	58,805
Total Current assets		2,653,519	4,998,445
Non-Current Assets			
Property, plant and equipment		642,459	1,626,806
Intangible assets	5	-	-
Total Non-Current Assets		642,459	1,626,806
TOTAL ASSETS		3,295,978	6,625,251
LIABILITIES			
Current Liabilities			
Trade & other payable		882,339	1,181,920
Provisions		24,325	53,239
Other		405,042	151,325
Total Current Liabilities		1,311,706	1,386,484
Non-Current Liabilities			
Provisions		63,799	60,120
Total Non-Current Liabilities		63,799	60,120
TOTAL LIABILITIES		1,375,505	1,446,604
NET ASSETS		1,920,473	5,178,647
EQUITY			
Contributed equity	6	18,750,743	18,729,796
Reserves		80,320	78,205
Accumulated losses		(16,910,590)	(13,629,354)
TOTAL EQUITY		1,920,473	5,178,647

The above preliminary Balance Sheets should be read in conjunction with the accompanying Notes.

ANADIS LIMITED
Preliminary Statements of Changes in Equity
For the year ended 30 June, 2007

	Notes	2007 $	2006 $
Total equity at the beginning of the financial year		5,178,647	6,958,398
Net income recognised directly in equity			
Profit/(Loss) for the financial year		(3,281,236)	(3,559,931)
Total recognised income and expense for the year		(3,281,236)	(3,559,931)
Transactions with equity holders in their capacity as equity holders:			
Contributions of equity, net of transaction costs	6	20,947	1,745,235
Share options		2,115	34,945
		23,062	1,780,180
Total equity at the end of the financial year		1,920,473	5,178,647

The above preliminary Statements of Changes to Equity should be read in conjunction with the accompanying Notes.

ANADIS Limited
Preliminary Cash Flow Statements
For the year ended 30 June 2007

	2007 Inflow / (Outflow) $	2006 Inflow / (Outflow) $
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers (inclusive of goods and services tax)	4,577,719	4,517,234
Payments to suppliers and employees (inclusive of goods and services tax)	(8,691,446)	(8,257,036)
	(4,113,727)	(3,739,802)
Interest received	63,735	143,905
Grants received	772,813	789,371
R&D tax rebate	282,524	-
Net Cash (outflow) from Operating Activities	(2,994,655)	(2,806,526)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payment for plant and equipment	(17,967)	(62,321)
Sale of property	1,176,000	-
Proceeds from maturing debentures	1,100,000	2,379,217
Security bond	(25,000)	-
Net Cash inflow/(outflow) from Investing Activities	2,233,033	2,316,896
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares & other equities	-	1,824,001
Share placement cost	-	(78,766)
Net Cash inflow from Financing Activities	-	1,745,235
Net increase/(decrease) in cash and cash equivalents	(761,622)	1,255,605
Cash and cash equivalents at beginning of financial year	1,434,265	178,660
Cash and cash equivalents at end of financial year	672,643	1,434,265

The above preliminary Cash Flow Statements should be read in conjunction with the accompanying Notes.

This preliminary financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Anadis Limited during the year in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Note 1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are consistent with those applied in the 30 June 2006 financial report. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

(b) Going concern

At 30 June 2007 and 2006, the Company's cash and investments were approximately $672k and $2.5 million, respectively, and for the year ended 30 June 2007 and 2006, the Company experienced operating losses of $3.2 million and $3.6 million, and operating net cash outflows of $3 million and $2.8 million, respectively. These outflows arose from expenses associated with research and development programs, commercialisation initiatives and $800k from a non cash item as a result of inventory provisions. As a result of the continuing losses and cash outflows from operations the Directors have assessed the Company's ability to continue as a going concern and to pay its debts as and when they fall due.

The Company's ability to fund its operations is dependent upon obtaining income from the commercialisation of its research and development projects, supplemented by functional food contract manufacturing and grant incomes, and from the raising of additional capital through new sources of financing. Ultimately, the Company's continuation as a going concern is dependent upon achieving profitable operations through the successful commercialisation of its products and technology.

As a result of the difficulty in predicting the timing and quantum of income from the commercialization of its products and technology, including Travelan and EVProtec, there is significant uncertainty whether the Company will be able to continue as a going concern and realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

However, the directors are confident that the Company's planned initiatives will be successfully achieved during the next 12 months providing access to adequate financial resources. Specifically, increased income flows from the manufacturing segment are expected, resulting from a new business relationship entered into in August 2007.. Furthermore, the company has a history of successful capital raising and has recently completed a capital raising of over $700k (refer Note 8 Subsequent Events). The directors are confident of the company's ability to raise further capital if the need arises. The Company has also established an Equity line of Credit (Standby Subscription Arrangement, refer Note 6 Contributed Equity and Note 8 Subsequent Events) of $5 million, whereby the company has the ability to draw down cash through the issue of equity. The amount of any drawdown is restricted by the Company's share trading volumes and share price (refer Note 6 Contributed equity)..

Accordingly, the Directors have prepared the financials on a going concern basis. As such, the financial statements do not include any adjustments as to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the entity not continue as a going concern.

Note 2. Revenue

From continuing operations	2007 $	2006 $
Sales revenue		
Sale of goods	4,249,324	4,002,371
Other revenue		
Interest	42,934	106,216
	4,292,258	4,108,587

Note 3. Other income

Net gain on sale of land & buildings	330,396	-
Government grants	582,116	691,312
Other grants	-	13,522
	912,512	704,834

Government grants
The following government grants were recognised as other income by the Company during the financial year:

• National Food Industry Strategy Ltd.	$240,688
• Dept. of Education, Science & Training	$ 55,970
• Dept of Industry, Tourism & Resources	$216,383
• Dept of Employment, Education & Training	$ 16,500
• Dept of Prime Minister & Cabinet	$ 34,694
• AusTrade	$ 17,881
Total - 2007	$582,116

There are no unfulfilled conditions or other contingencies attaching to these grants. The Company did not benefit directly from any other forms of government assistance.

Note 4. Segment Information

Business Segment:

The Company operates in two business segments being the conduct of Research & Development activities and the manufacture of health products.

The consumer health market segments of nutraceuticals and functional foods have been the primary targets for the research-driven biotechnologies and products that Anadis has been developing over some ten years. More recently the commercial targets for the company's technologies have expanded to include disease prevention and therapy in hospital patients under professional medical care.

A further field of commercial interest for Anadis, which leverages the Company's capabilities of large scale antibody production, is the diagnosis and containment of lethal bacterial and viral contamination such as applicable to the bio-defense industry.

Anadis has established a strong R&D and Quality maintenance capability to drive the technology innovation and product development for its target markets. The Company's first product in the consumer health target market, Travelan was launched in Australia in financial year 2005 and export sales activity commenced in financial year 2007.

Anadis has also established a high standard manufacturing plant certified for the manufacture and blending of Functional Foods. The Functional Foods division of Anadis currently operates its manufacturing plant principally for the contract manufacture of third party health food products. Whilst maintaining manufacturing know-how and

Note 4. Segment Information (continued)

formulation expertises through the contract manufacturing activity this business generated over $4million revenue and positive cash flow in the 2007 financial year and is set to grow sharply in the 2008 financial year.

Geographical Segment:

The Company has operated principally in one geographical segment, Australia

Primary reporting format – business segments	**$ Manufacturing**	**$ Research & Development**	**$ Other**	**$ Total**
2007				
Sales to external customers	4,249,324	-	-	4,249,324
Interest revenue	-	-	42,934	42,934
Other income	346,896	565,616	-	912,512
Total segment revenue/income	4,596,220	565,616	42,934	5,204,700
Segment result	(188,796)	(1,076,803)	(2,298,161)	(3,563,760)
Taxation	-	282,524	-	282,524
Profit/(Loss) after tax	(188,796)	(794,279)	(2,298,161)	(3,281,236)
Segment assets	2,820,463	288,542	835,228	3,944,233
Segment liabilities	424,976	641,284	309,245	1,375,505
Depreciation & amortisation expense	85,427	43,783	27,060	156,270
Impairment charge	-	-	-	-
Other non-cash expenses/(income)	6,081	17,465	(110,831)	(87,285)
Acquisition of non-current segment assets	10,712	9,753	7,255	27,720

Note 4. Segment Information (continued)

Primary reporting format – business segments	$ Manufacturing	$ Research & Development	$ Other	$ Total
2006				
Sales to external customers	4,002,371	-	-	4,002,371
Interest revenue	-	-	106,216	106,216
Other income	-	704,834	-	704,834
Total segment revenue/income	4,002,371	704,834	106,216	4,813,421
Segment result	(667,102)	(1,091,508)	(1,801,321)	(3,559,931)
Taxation	-	-	-	-
Profit/(Loss) after tax	(667,102)	(1,091,508)	(1,801,321)	(3,559,931)
Segment assets	3,649,061	262,332	2,713,858	6,625,251
Segment liabilities	766,056	402,684	277,864	1,446,604
Depreciation & amortisation expense	94,726	51,424	28,037	174,187
Impairment charge	293,119	-	-	293,119
Other non-cash expenses	12,180	14,959	53,462	80,601
Acquisition of non-current segment assets	44,276	443	17,603	62,322

Segment information is prepared in conformity with the accounting standard AASB 114 Segment Reporting

Note 5. Non-current assets - Intangible assets

	Goodwill
At 1 July, 2005	
Cost	358,921
Accumulated amortisation and impairment	(65,802)
Net book amount	293,119
Year ended 30 June, 2006	
Opening net book amount	293,119
Impairment	(293,119)
Closing net book amount	-
At 30 June, 2006	
Cost	358,921
Accumulated amortisation and impairment	(358,921)
Net book amount	-
Year ended 30 June, 2007	
Opening net book amount	-
Impairment charge	-
Closing net book amount	-
At 30 June, 2007	
Cost	-
Accumulated amortisation and impairment	-
Net book amount	-

Note 6. Contributed equity

	2007 $	2006 $
(a) Issued and Paid Up Capital		
98,346,153 (2006: 98,267,403) ordinary shares fully paid	18,750,743	18,729,796

(b) Movements in ordinary share capital

Date	Details	Notes	Number of Shares	Issue Price	$
1/7/05	Opening balance		92,563,403		16,984,561
29/11/05	Option conversion	(d)	50,000	0.24	12,000
29/11/05	Option conversion	(d)	50,000	0.27	13,500
9/12/05	Option conversion	(d)	250,000	0.35	87,500
13/12/05	Cancelled shares	(e)	(644,277)		-
1/6/06	Option conversion	(d)	50,000	0.22	11,000
5/6/06	Share placement	(c)	3,448,276	0.28	960,949
5/6/06	Issue of share options	(d)	-		39,051
5/6/06	Share placement	(c)	2,500,001	0.28	700,000
5/6/06	Share placement costs		-		(78,765)
30/6/06	Balance		98,267,403		18,729,796
15/2/07	Employee shares		78,750		20,947
30/6/07	Balance		98,346,153		18,750,743

(c) Ordinary Shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amount paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(d) Options

Information relating to details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year, is set out in the Directors Report

In conjunction with the share placement on 5 June, 2006, the Company issued 862,069 options to an investor. The fair value of the options was determined to be $39,051 and was recorded as additional share capital. These options have now lapsed without being exercised.

(e) Cancelled Shares

Shares in the Company totalling 644,277, held in escrow for an entity in which Mr. C. Graham is a related party, were cancelled on 13 December, 2005 due to the escrow conditions not being met.

(f) Share buy-back

There is no current on-market buy-back.

(g) Standby Subscription Agreement

As announced to the market on 18 June, 2007 the Company has entered into an agreement with Fortrend Small Cap Investors Limited for a facility to draw up to $5million by the issue of shares and options. The draw downs are at Anadis' discretion and the facility is available for three years.

The pricing of the shares is based on the market price of Anadis' listed shares. Draw downs can be made monthly but the number of shares that can be placed each month is restricted by shares on issue, trading volumes and the share price.

In July, 2007, the Company placed 650,000 shares at 15.2 cents. The 650,000 shares were restricted to this amount by trading volumes in the fifteen day period preceding the drawn down.

Of significance is that no issue of shares can occur if the share price trades at less than 16.5 cents for the five days commencing on the day Anadis notifies Fortrend of the intent to draw down.

Note 7. Earnings Per Share

	2007 Cents	2006 Cents
(a) Basic earnings per share		
Loss from continuing operations attributable to the ordinary equity holders of the Company	(3.34	(3.84)
(b) Diluted earnings per share		
Loss from continuing operations attributable to the ordinary equity holders of the Company	(3.34)	(3.84)

	2007 Number	2006 Number
(c) Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	98,346,153	92,820,926
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	98,346,153	92,820,926

(d) Reconciliation of earnings used in calculating earnings per share

The numerator used in calculation of both Basic EPS and Diluted EPS is a loss of $3,281,236 (2006 - $3,559,931) and there are no reconciling items to the loss from continuing operations before income tax expense.

(e) Information concerning the classification of securities

Options

Options that have been granted are considered to be potential ordinary shares, however their conversion to ordinary shares does not increase the loss per share, as such the options are not dilutive and have not been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

Note 9. Current assets - Inventories

	2007 $	2006 $
Raw materials and stores – at cost	544,138	1,227,771
Work in progress – at cost	73,265	59,772
Finished Goods – at cost	206,644	302,162
	824,047	1,589,705

Inventory expense

Inventories recognised as expense during the year ended 30 June, 2007 amounted to $3,830,426 (2006: $2,697,826)

Write down of inventories to net realisable value recognised as an expense during the year ended 30 June, 2007 amounted to $868,317 (2006: $2,053) The expense has been included in 'raw materials and consumables used' in the Income Statement.

Note 8 Events occurring after balance sheet date

1 On 13 July, 2007 the Company issued shares to Fortrend Small Cap Investors Limited pursuant to a Standby Subscription Agreement (Note 6(g)). The Company issued 650,000 fully paid ordinary shares at 15.2 cents per share and 162,500 options with a strike price of 15.2 cents per share which expiry on 12 January, 2009. Anadis received cash of $88,920 after expenses. The options were valued at $10,968 using a Black-Scholes option pricing model and will be credited to contributed equity.

2 On the 31st August 2007 the Company completed a capital raising from Australian and US investors netting over $700,000. The placement was issued at a price of 14c per share (representing a 6.33% discount to the 5 day VWAP ending 17th August 2007), plus one 18c option for every three shares, with a 12 month expiry. Members of the Anadis Board and their related parties have participated in the capital raising with significant new cash investment. Issuance of shares subscribed to by directors (and related parties) of the company (1,214,285 shares and 404,761 options relating to $168,000 of new investment) will be issued following and subject to shareholder approval at the Company's Annual General Meeting in November. Exact number of new shares issued is yet to be announced due to exchange rate variations.

NTA Backing

	2007	2006
Net tangible asset backing per ordinary share	$0.020	$0.053

Commentary on results

Refer to 'Explanation of Profit/(loss) from ordinary activities after tax' on page 4 and the covering letter from the Chairman.

Annual Meeting

The annual meeting will be held as follows;

Place: Waratah Room, St Michael's Church Hall, 120 Collins Street Melbourne.
Date: 13 November, 2007.
Time: 2.00pm
Approximate date the Annual Report will be released: 9 October, 2007

Audit

This preliminary final report is based on accounts which are in the process of been audited. The Audit Report will be made available with the Company's financial report.

ANADIS

Company Announcement

Anadis makes first international Travelan shipment to South Africa

Tuesday 4 September 2007

Melbourne, Australia. Anadis Limited (ASX:ANX), a research-driven biotechnology company focused on polyclonal antibodies to address human disease, today announces the inaugural international shipment of its Travellers' Diarrhoea preventative Travelan™ to South Africa.

Travelan® is Anadis' first hyper-immune antibody product scientifically and clinically proven to significantly reduce the risk of Travellers' Diarrhoea.

The antibodies in Travelan® work against *E. coli* bacteria as they enter the body, preventing them from attaching to the intestinal walls and thereby neutralising their ability to produce toxins and cause Traveller's Diarrhoea and its associated symptoms. In places like India and Mexico, 90% of Travellers' Diarrhoea is caused by *E. coli* bacteria.

This first order for Travelan® will facilitate the stocking of shelves as well as launch local marketing activities in South Africa by the national distributor Pharmaco.

Anadis Limited CEO Dr Zeil Rosenberg said: "The shipment represents the culmination of a sizeable effort by Anadis, ranging from manufacturing and distribution to international registration and regulatory work.

"The rapid time to market we have achieved compared to the majority of healthcare products is in part due to our natural antibody-based platform and its well-established safety profile. This shipment represents the beginning of a significant penetration into international markets by Anadis' polyclonal antibody-based healthcare products for the prevention and treatment of disease."

Many Australian sporting teams have used Travelan®, including the Australian Cricket team, Australian A Team and some umpires, Victorian Country under-17 hockey teams, two state cricket teams and the Australian Junior Athletics team.

The Australian Cricket team, in particular, has taken Travelan® since April 2006 on its tours to Bangladesh, Malaysia, India and, most recently, the World Cup in the West Indies.

Several other teams, including the Australian junior rowing team, Australian sailing team and cross-country team have also purchased supplies of Travelan® for use by athletes and administrators during overseas training in the lead-up to the 2008 Beijing Olympics.

ANADIS

Pharmaco – South Africa

Pharmaco is the South African distributor for several large international clients including Roche, Abbott, ICN/Valeant, Sanofi Pasteur, United Pharmaceuticals and Bioniche. The company has an extensive distribution and marketing network throughout Africa with its head office in South Africa, a subsidiary in the Ivory Coast, and regional offices in Cameroon and Senegal. Pharmaco will be responsible for all marketing activities across the African continent.

Travelan is to be targeted at both domestic travellers and those visiting from abroad.
http://www.pharmaco.co.za/

For further information contact:

Dr Zeil Rosenberg (US) - CEO
Email: zeil.r@anadis.com.au
Tel: +1 201 750 4799

Arie Nudel – Investor Relations
Email: arie.n@anadis.com.au
Tel: +61 3 9358 6388

Richard Allen – Media
Email: richard@oxygenpr.com.au
Tel: +61 3 9915 6341

ANADIS

About Anadis Limited

Anadis Limited (ASX: ANX) is a research-driven biotechnology company focused on antibody-based therapeutic and preventive products. Anadis' proprietary rapid manufacturing technology has enabled it to develop a product pipeline of polyclonal antibody-based solutions to a range of important infectious and immune-mediated diseases.

The all-natural platform, and its regulatory classification as food rather than as a biological or drug, allows for a significantly shorter time-frame from bench to market compared with typical biotechnology products. The platform also possesses dramatically lower manufacturing costs and higher scalability compared to typical antibody-based solutions.

Anadis is addressing existing market opportunities sized in excess of A$35 billion (US $30 billion).

Via the leveraging of a technology platform that has been carefully developed over a decade, the company expects to become the leading provider of proprietary polyclonal antibody-based solutions worldwide.

Pipeline

Target markets include both products and technologies the company plans to manufacture itself as well as out-license. The pipeline expected to reach the market over the coming few years includes:

- **Influenza** Oral solution providing immediate-acting prevention and possible treatment of pandemic and seasonal influenza. The Anadis antibody platform allows for rapid modifications of the antibody profile in order to address new, emerging strains (eg avian influenza). Clinical studies are expected to begin in 2008.

- **Bio-Defense: Diagnosis, containment and environmental decontamination** A health and emergency response worker protection system against anthrax, plague and other bio-warfare agents with expansion potential to more routine bio-hazards including infectious agents, toxins and chemicals. The project received an award from The Australian Defense Department Science and Technology Office.

- **Nosocomial infections** Oral solutions for the prevention and treatment for top priority hospital and community acquired nosocomial infections. Anadis plans to conduct clinical studies for *Clostridium difficile (c. Diff)* in 2007-08.

- **Enteric disease conditions** including:
  - Travellers' Diarrhoea (*enterotoxigenic E. coli*). Anadis' product, Travelan, is already being sold in Australia and has a global market. Initial shipments are being made to South Africa and Canada.
  - Inflammatory bowel disease and irritable bowel syndrome (IBD and IBS). A clinical study for use as an adjunct therapy in patients with Inflammatory Bowel Disease (IBD) started in late 2006 and is being expanded to a multi-centre study.
  - Chemotherapy-associated mucositis and Radiotherapy-induced enteritis, diarrhoea and other conditions that involve damage to the GI system. A clinical study begins in 2007.

- **BioShielding** Proprietary drug-delivery technology to protect orally administered and fragile drugs, antibodies and vaccines from degradation in the digestion system. The technology platform also permits freeze-drying of proteins and vaccines onto dry food, enabling use of dairy-derived antibodies in food. Anadis is in commercialization discussions with pharmaceutical and food manufacturing partners.

- **Oncology** Several major cancer research groups at major academic medical centers have indicated their interest to co-develop with Anadis the use of polyclonal antibodies in conjunction with their own proprietary oncology treatment approaches. Anadis expects to initiate animal and clinical studies during 2007-08.

ANADIS

Peter Jenkins

6 Grandview Grove,
East Prahran, 3181
Victoria, Australia

facsimile transmittal

To:	Australian Stock Exchange Company Announcements Office	Fax:	~~1300 300 021~~ 1900 999 279
From:	Peter Jenkins	Date:	5 September 2007
Re:	Notice of Director's Interests	Pages:	2
CC:			

☐ Urgent ☑ For Review • ☐ Please Comment • ☐ Please Reply ☐ Please Recycle

Dear Sir/Madam,

Attached duly completed Notice of Director's Interests for Peter J. Jenkins.

Yours faithfully,

PETER JENKINS

Notice of Director's Interests

Section 205G of the Corporations Law

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street
Sydney NSW
Fax No 1300 300 021

You need to complete Sections 1 and 3 if the notice is an initial notice. You need to complete Sections 2 and 3 if the notice is an updating notice.

1. Initial Notice Section 205G(3), (4)	
Name of Director	Dr Peter J JENKINS
Name of Company	ANADIS LTD
Date of Appointment (if Sec 205G(3)(a) notice)	APRIL 1994
Or	Last Day April 1999
Date of Listing (if Sec 205G(3)(b) notice)	
You need to complete Sections 2 and 3 if the notice is on a change of interests.	
2. Updating Notice Section 205G(4)	
Name of Director	Peter Jenkins
Name of Company	Anadis Limited
Date of Last Notification to ASX	
Date Director's Interest Changed	27th August 2007
3. I disclose the following information to ASX Section 205G(1)(a)	
Interest	**Circumstances giving rise to relevant interest**

I have ceased to have a relevant interest in the following company: Kobyboyn Pty. Limited

On Monday 27th August 2007 ownership of Kobyboyn Pty. Limited changed hands. At that date I ceased to be a Director and Chairman of that company but I ~~had no beneficial interest in the ownership of~~ have Kobyboyn Pty. Limited.

Kobyboyn Pty. Limited holds 1,237,500 ANX ordinary shares and I am no longer a "related party" to the new owner of Kobyboyn Pty. Limited.

Section 205G(1)(b)

I have an interest in the following contracts to which I am a party or under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a collective investment scheme made available by, the company or a related body corporate.

Sign here [signature] Director Date 3/9/07

002/002

05/09 2007 12:50 FAX

ANADIS
LIMITED

25 September, 2007.

The Company Announcement Office,
Australian Stock Exchange Limited,
Sydney. NSW.

Subject: Appendix 3B.

The Capital Raising announced on 31 August, 2007 (subject to exchange variations) has now been completed and the details are set out in the attached Appendix 3B.

The issue of shares and options to relate parties of the Anadis Board (shares 300,000, options 100,000 relating to $42,000.00 of new investment) will be issued following and subject to shareholder approval at the Company's Annual General Meeting in November. These figures vary from those announced on 31 August because it has been confirmed that shareholder approval is required only in respect of the issue of securities to related parties of directors and not in respect of associates of directors.

Anadis Limited

David Woods
Company Secretary

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ANADIS LIMITED

ABN

80 063 114 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	- Listed ordinary fully paid shares - Unlisted share options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	- 4,739,361 listed ordinary shares, - 1,579,787 unlisted options @ 0.18 with expiry date 22 August, 2008
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	14 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Placement to further support the Company's research and commercialisation efforts
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	103,668,014	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	200,000 100,000 100,000 100,000 67,500 162,500 1,579,787	ANXAC ANXAD ANXAE ANXAF ANXAH ANXAJ New options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 September, 2007.
(Secretary)

Print name: David Woods

== == == == ==

ANADIS
LIMITED

25 September, 2007.

Company Announcements Platform
Australian Stock Exchange Limited

Dear Sir/Madam

NOTICE UNDER SECTION 708A(6) OF THE CORPORATIONS ACT

On 25 September 2007, Anadis Limited ABN 80 063 114 048 (**Company**) issued 4,739,361 fully paid ordinary shares by way of a private placement (**Issue**) that may be subject to a subsequent offer for sale. The Company relies on section 708A(5) of the Corporations Act (**Act**) in relation to the Issue.

In accordance with section 708A(6) the following information is provided:

(a) this notice is given within 5 business days after the day of the Issue;

(b) the Issue is without disclosure to investors under Part 6D.2 of the Act;

(c) this notice is given under section 708A(5)(e) of the Act;

(d) as at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company and section 674 of the Act;

(e) as at the date of this notice, there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Please contact me on (03) 9358 6388 if you have any queries in connection with this notice.

Yours faithfully

Anadis Limited

David Woods
Company Secretary

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Anadis Limited
ACN/ARSN	063 114 045

1. Details of substantial holder (1)

Name	Tatura Milk Industries Limited
ACN/ARSN (if applicable)	006 603 970

There was a change in the interests of the substantial holder on	10/7/2007 and 24/9/2007
The previous notice was given to the company on	12/6/2007
The previous notice was dated	12/6/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully-paid Ordinary	8,600,000	8.74%	7,250,000	7.32%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
10/7/2007	Tatura Milk Industries Limited	Sale of Fully-paid Ordinary Shares	$81,332	Fully-paid Ordinary 500,000	500,000
24/9/2007	Tatura Milk Industries Limited	Sale of Fully-paid Ordinary Shares	$87,178	Fully-paid Ordinary 850,000	850,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Tatura Milk Industries Limited	Tatura Milk Industries Limited	Tatura Milk Industries Limited	Direct shareholding	Fully-paid Ordinary 7,250,000	7,250,000

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Tatura Milk Industries Limited	236 Hogan Street Tatura VIC 3616

Signature

print name Maurice Van Ryn capacity Chief Executive Officer

sign here [signature] date 26/9/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write

ANADIS
LIMITED

25 September, 2007.

Company Announcements Platform
Australian Stock Exchange Limited

Dear Sir/Madam

NOTICE UNDER SECTION 708A(6) OF THE CORPORATIONS ACT

On 25 September 2007, Anadis Limited ABN 80 063 114 048 (**Company**) issued 4,739,361 fully paid ordinary shares by way of a private placement (**Issue**) that may be subject to a subsequent offer for sale. The Company relies on section 708A(5) of the Corporations Act (**Act**) in relation to the Issue.

In accordance with section 708A(6) the following information is provided:

(a) this notice is given within 5 business days after the day of the Issue;

(b) the Issue is without disclosure to investors under Part 6D.2 of the Act;

(c) this notice is given under section 708A(5)(e) of the Act;

(d) as at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company and section 674 of the Act;

(e) as at the date of this notice, there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Please contact me on (03) 9358 6388 if you have any queries in connection with this notice.

Yours faithfully

Anadis Limited

David Woods
Company Secretary

ANADIS LIMITED ABN 80 063 114 045
4 Capital Link Drive Campbellfield Victoria Australia 3061 Ph (61) 3 9358 6388 Fax (61) 3 9358 6399
email: info@anadis.com.au website: www.anadis.com.au

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Anadis Limited

ACN/ARSN: 063 114 045

1. Details of substantial holder (1)

Name: Tatura Milk Industries Limited

ACN/ARSN (if applicable): 006 603 970

There was a change in the interests of the substantial holder on: 10/7/2007 and 24/9/2007

The previous notice was given to the company on: 12/6/2007

The previous notice was dated: 12/6/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully-paid Ordinary	8,600,000	8.74%	7,250,000	7.32%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
10/7/2007	Tatura Milk Industries Limited	Sale of Fully-paid Ordinary Shares	$81,332	Fully-paid Ordinary 500,000	500,000
24/9/2007	Tatura Milk Industries Limited	Sale of Fully-paid Ordinary Shares	$87,178	Fully-paid Ordinary 850,000	850,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Tatura Milk Industries Limited	Tatura Milk Industries Limited	Tatura Milk Industries Limited	Direct shareholding	Fully-paid Ordinary 7,250,000	7,250,000

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Tatura Milk Industries Limited	236 Hogan Street Tatura VIC 3616

Signature

print name Maurice Van Ryn *capacity* Chief Executive Officer

sign here date 26/9/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, *together with a written statement certifying this* contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. *if the relevant interest arises because of an option) write*

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Tatura Milk Industries Limited	236 Hogan Street Tatura VIC 3616

Signature

print name Maurice Van Ryn capacity Chief Executive Officer

sign here date 26/9/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write

END